As filed with the Securities and Exchange Commission on February 9, 2001.

                                                 File No. 333-_____
                                                          811-07541
-----------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [x]
                        Post Effective Amendment No. [ ]
                        Pre Effective Amendment No. [ ]

                                     and/or

   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]
                                Amendment No. 16

                        (Check appropriate box or boxes)

              GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                       GLENBROOK LIFE AND ANNUITY COMPANY
                              3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                               (Name of Depositor)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                       GLENBROOK LIFE AND ANNUITY COMPANY
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847-402-2400
    (Name, Complete Address and Telephone Number of Agent For Service)


                        Copies of all communications to:

Richard T. Choi, Esquire                  Joanne M. Derrig, Esquire
Foley & Lardner                           ALFS, Inc.
3000 K Street N.W.                        3100 Sanders Road, Suite J5B
Suite 500                                 Northbrook, IL 60062
Washington, D.C. 20007-5109

Date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Glenbrook Life Multi-Manager Variable Account under deferred variable annuity contracts.

THE GLENBROOK PROVIDER ULTRA VARIABLE ANNUITY

Glenbrook Life and Annuity Company
P.O. Box 94042
Palatine, IL 60094
Telephone Number: 1-800-755-5275           Prospectus dated February __, 2001

--------------------------------------------------------------------------------
Glenbrook Life and Annuity Company ("Glenbrook", "we", or "us") is offering the Glenbrook Provider Ultra Variable Annuity, a group and individual flexible premium deferred variable annuity contract ("CONTRACT"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 47 "INVESTMENT ALTERNATIVES". The investment alternatives include 3 fixed account options ("FIXED ACCOUNT OPTIONS") and 44 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Glenbrook Life Multi-Manager Variable Account ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of the portfolios ("Portfolios") of the following mutual funds ("FUNDS"):

- AIM VARIABLE INSURANCE FUNDS
- FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2
- THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
- GOLDMAN  SACHS  VARIABLE  INSURANCE  TRUST (VIT)
- LSA VARIABLE SERIES TRUST
- DREYFUS  STOCK INDEX FUND
- MFS(R) VARIABLE INSURANCE  TRUST(SM)- SERVICE CLASS
- DREYFUS VARIABLE  INVESTMENT FUND (VIF)
- OPPENHEIMER VARIABLE ACCOUNT FUNDS
- FIDELITY VARIABLE INSURANCE PRODUCTS FUND - SERVICE CLASS 2
- THE UNIVERSAL INSTITUTIONAL FUNDS, INC.



Each Fund has  multiple  investment  portfolios  ("PORTFOLIOS").  Not all of the
Funds and/or Portfolios, however, may be available with your Contract. You should check with your representative for further information on the availability of Funds and/or Portfolios. Your annuity application will list all available Portfolios.

Glenbrook has filed a Statement of Additional Information, dated February __, 2001, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page C-1 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.
--------------------------------------------------------------------------------

                   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

    IMPORTANT      THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
     NOTICES       HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL
                   INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE
                   CONTRACTS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED
                   BY SUCH INSTITUTIONS OR ANY FEDERAL REGULATORY AGENCY.
                   INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS,
                   INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT
                   FDIC INSURED.

TABLE OF CONTENTS
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                                                                        Page

----------------------------------------------------------------------------
Overview
----------------------------------------------------------------------------
   Important Terms
----------------------------------------------------------------------------
   The Contract At A Glance
----------------------------------------------------------------------------
   How the Contract Works
----------------------------------------------------------------------------
   Expense Table
----------------------------------------------------------------------------
   Financial Information
----------------------------------------------------------------------------
Contract Features
----------------------------------------------------------------------------
   The Contract
----------------------------------------------------------------------------
   Purchases
----------------------------------------------------------------------------
   Contract Value
----------------------------------------------------------------------------
   Investment Alternatives
----------------------------------------------------------------------------
      The Variable Sub-Accounts
----------------------------------------------------------------------------
      The Fixed Account Options
----------------------------------------------------------------------------
      Transfers
----------------------------------------------------------------------------
   Expenses
----------------------------------------------------------------------------
   Access To Your Money
----------------------------------------------------------------------------
   Income Payments
----------------------------------------------------------------------------
   Death Benefits
----------------------------------------------------------------------------
Other Information
----------------------------------------------------------------------------
   More Information:
----------------------------------------------------------------------------
      Glenbrook
----------------------------------------------------------------------------
      The Variable Account
----------------------------------------------------------------------------
      The Portfolios
----------------------------------------------------------------------------
      The Contract
----------------------------------------------------------------------------
      Qualified Plans
----------------------------------------------------------------------------
      Legal Matters
----------------------------------------------------------------------------
   Taxes
----------------------------------------------------------------------------
   Annual Reports and Other Documents
----------------------------------------------------------------------------
   Experts
----------------------------------------------------------------------------
   Performance Information
----------------------------------------------------------------------------
Appendix A - Market Value Adjustment Example                             A-1
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Appendix B - Calculation of Enhanced Earnings Death Benefit Amount       B-1
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Statement of Additional Information Table of Contents                    C-1
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IMPORTANT TERMS
-------------------------------------------------------------------

THIS PROSPECTUS USES A NUMBER OF IMPORTANT TERMS THAT YOU MAY NOT BE FAMILIAR WITH. THE INDEX BELOW IDENTIFIES THE PAGE THAT DESCRIBES EACH TERM. THE FIRST USE OF EACH TERM IN THIS PROSPECTUS APPEARS IN HIGHLIGHTS.



                                                                            Page

--------------------------------------------------------------------------------
   Accumulation Phase
--------------------------------------------------------------------------------
   Accumulation Unit
--------------------------------------------------------------------------------
   Accumulation Unit Value
--------------------------------------------------------------------------------
   Anniversary Values
--------------------------------------------------------------------------------
   Annuitant
--------------------------------------------------------------------------------
   Automatic Additions Plan
--------------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------------
   Beneficiary
--------------------------------------------------------------------------------
   Cancellation Period
--------------------------------------------------------------------------------
   Contingent Beneficiary
--------------------------------------------------------------------------------
  *Contract
--------------------------------------------------------------------------------
   Contract Anniversary
--------------------------------------------------------------------------------
   Contract Owner ("You")
--------------------------------------------------------------------------------
   Contract Value
--------------------------------------------------------------------------------
   Contract Year
--------------------------------------------------------------------------------
   Death Benefit Anniversary
--------------------------------------------------------------------------------
   Death Benefit Earnings
--------------------------------------------------------------------------------
   Dollar Cost Averaging Program
--------------------------------------------------------------------------------
   Due Proof of Death
--------------------------------------------------------------------------------
   Enhanced Earnings Death Benefit Rider
--------------------------------------------------------------------------------
   Enhanced Death Benefit Rider
--------------------------------------------------------------------------------
   Excess-of-Earnings Withdrawal
--------------------------------------------------------------------------------
   Fixed Account Options
--------------------------------------------------------------------------------
   Free Withdrawal Amount
--------------------------------------------------------------------------------
   Funds
--------------------------------------------------------------------------------
   Glenbrook ("We" or "Us")
--------------------------------------------------------------------------------
   Guarantee Periods
--------------------------------------------------------------------------------
   Guaranteed Income Benefit
--------------------------------------------------------------------------------
   Guaranteed Maturity Fixed Account
--------------------------------------------------------------------------------
   Income Base
--------------------------------------------------------------------------------
   Income Benefit Rider
--------------------------------------------------------------------------------
   Income Plan
--------------------------------------------------------------------------------
   In-Force Premium
--------------------------------------------------------------------------------
   Investment Alternatives
--------------------------------------------------------------------------------
   Issue Date
--------------------------------------------------------------------------------
   Market Value Adjustment
--------------------------------------------------------------------------------
   Payout Phase
--------------------------------------------------------------------------------
   Payout Start Date
--------------------------------------------------------------------------------
   Portfolios
--------------------------------------------------------------------------------
   Primary Beneficiary
--------------------------------------------------------------------------------
   Qualified Contracts
--------------------------------------------------------------------------------
   Rider Date
--------------------------------------------------------------------------------
   SEC
--------------------------------------------------------------------------------
   Settlement Value
--------------------------------------------------------------------------------
   Systematic Withdrawal Program
--------------------------------------------------------------------------------
   Valuation Date
--------------------------------------------------------------------------------
   Variable Account
--------------------------------------------------------------------------------
   Variable Sub-Account
--------------------------------------------------------------------------------



*In certain states the Contract is available only as a group Contract. If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.

THE CONTRACT AT A GLANCE
-------------------------------------------------------------------

THE FOLLOWING IS A SNAPSHOT OF THE CONTRACT. PLEASE READ THE REMAINDER OF THIS PROSPECTUS FOR MORE INFORMATION.



FLEXIBLE PAYMENTS

               You can purchase a Contract with as little as $5,000 ($2,000 for "QUALIFIED CONTRACTS", which are Contracts issued within QUALIFIED PLANS). You can add to your Contract as often and as much as you like, but each payment must be at least $50.


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RIGHT TO CANCEL

               You may cancel your Contract within 20 days of receipt or any longer period as your state may require ("CANCELLATION PERIOD"). Upon cancellation, we will return your purchase payments adjusted, to the extent federal or state law permits, to reflect the investment experience of any amounts allocated to the Variable Account.

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EXPENSES

               You will bear the following expenses:

               - Total Variable Account annual fees equal to 1.35% of average daily net assets (1.60% if you select the ENHANCED DEATH BENEFIT RIDER or the INCOME BENEFIT RIDER; and 1.85% if you select both the Enhanced Death Benefit and the Income Benefit Riders).

               - If you select the ENHANCED EARNINGS DEATH BENEFIT RIDER, you would pay an additional annual fee of up to 0.35% (depending on the oldest Contract owner's age on the date we issue the Rider) of the CONTRACT VALUE on each Contract anniversary ("Contract Anniversary"). For more information about Variable Account expenses, see "EXPENSES" below.

               - Annual contract maintenance charge of $35 (with certain exceptions)

               - Withdrawal charges ranging from 0% to 7% of purchase payment withdrawn (with certain exceptions)

               - Transfer fee of $10 after 12th transfer in any Contract Year (fee currently waived)

               - State premium tax (if your state imposes one). In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.


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INVESTMENT ALTERNATIVES

               The Contract offers 47 investment alternatives including:

               - 3 Fixed Account Options (which credit interest at rates we guarantee)

               - 44 Variable Sub-Accounts investing in Portfolios offering professional money management by these investment advisers:

                    -    A I M ADVISORS, INC.
                    -    THE DREYFUS CORPORATION
                    -    FIDELITY MANAGEMENT & RESEARCH COMPANY
                    -    FRANKLIN ADVISERS, INC.
                    -    FRANKLIN MUTUAL ADVISERS, LLC
                    -    GOLDMAN SACHS ASSET MANAGEMENT
                    -    LSA ASSET MANAGEMENT LLC
                    -    MASSACHUSETTS FINANCIAL SERVICES
                    -    MILLER ANDERSON & SHERRERD, LLP
                    -    MORGAN STANLEY ASSET MANAGEMENT
                    -    OPPENHEIMER FUNDS, INC.
                    -    TEMPLETON GLOBAL ADVISORS LIMITED
                    -    TEMPLETON INVESTMENT COUNSEL, INC.

               TO FIND OUT CURRENT RATES BEING PAID ON THE FIXED ACCOUNT OPTIONS OR HOW THE VARIABLE SUB-ACCOUNTS HAVE PERFORMED, CALL US AT 1-800-755-5275.


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SPECIAL  SERVICES

                    For your convenience, we offer these special services:

                     -  AUTOMATIC PORTFOLIO REBALANCING PROGRAM
                     -  AUTOMATIC ADDITIONS PROGRAM
                     -  DOLLAR COST AVERAGING PROGRAM
                     -  SYSTEMATIC WITHDRAWAL PROGRAM
-------------------------------------------------------------------------------

INCOME PAYMENTS

                    You can choose fixed income payments, variable income payments, or a combination of the two. You can receive your income payments in one of the following ways:

                    -    life income with guaranteed payments

                    - a "joint and survivor" life income with guaranteed payments

                    - guaranteed payments for a specified period (5 to 30 years)

We offer an Income Benefit Rider.


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DEATH BENEFITS

                    If you or the ANNUITANT (if the Contract is owned by a non-natural person) die before the PAYOUT START DATE, we will pay the death benefit described in the Contract. We offer an Enhanced Death Benefit Rider and Enhanced Earnings Death Benefit Rider.

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TRANSFERS

                    Before the Payout Start Date, you may transfer your Contract value ("CONTRACT VALUE") among the investment alternatives, with certain restrictions. We do not currently impose a fee upon transfers. However, we reserve the right to charge $10 per transfer after the 12th transfer in each "Contract Year", which we measure from the date we issue your Contract or a Contract anniversary "CONTRACT ANNIVERSARY").

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WITHDRAWALS

                    You may withdraw some or all of your Contract Value at anytime prior to the Payout Start Date. In general, you must withdraw at least $50 at a time. Full or partial withdrawals are available under limited circumstances on or after the Payout Start Date. A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old. A withdrawal charge and a MARKET VALUE ADJUSTMENT also may apply.

HOW THE CONTRACT WORKS
-------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the CONTRACT OWNER) save for retirement because you can invest in up to 47 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in any of the three Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS")
described on page ___. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.



 ISSUE           ACCUMULATION PHASE       PAYOUT START                 PAYOUT PHASE
 DATE                                        DATE

----------------------------------------------------------------------------------
You buy           You save for      You elect to receive      You can receive    Or you can
a Contract        retirement        income payments or        income payments    receive
                                    receive a lump            for a set period   income
                                    sum payment                                  payments
                                                                                 for life


As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. SEE "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. SEE "Death Benefits."

Please call us at 1-800-755-5275 if you have any questions about how the Contract works.

EXPENSE TABLE
-------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments)*



Number of Complete Years Since We Received the Purchase Payment Being Withdrawn:
                                                0   1   2   3   4   5   6   7+

-------------------------------------------------------------------------------
Applicable Charge:                              7%  6%  6%  5%  5%  4%  3%  0%
-------------------------------------------------------------------------------
Annual Contract Maintenance Charge                            $35.00**
-------------------------------------------------------------------------------
Transfer Fee                                                   $10.00***
-------------------------------------------------------------------------------

 *Each Contract Year, you may withdraw up to 15% of your aggregate purchase payments without incurring a withdrawal charge.

 **We will waive this charge in certain cases. See "Expenses."

***Applies solely to the thirteenth and subsequent  transfers  within a Contract
   Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)


Variable Account Annual Expenses (as a percentage of average daily net asset value deducted from each Variable Sub-Account)

Without the Enhanced Death Benefit or Income Benefit Riders
Mortality and Expense Risk Charge            1.25%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.35%

With the Enhanced Death Benefit Rider
Mortality and Expense Risk Charge            1.50%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.60%

With the Income Benefit Rider
Mortality and Expense Risk Charge            1.50%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.60%

With the Income Benefit and Enhanced Death Benefit Riders
Mortality and Expense Risk Charge            1.75%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.85%

If you elect the Enhanced Earnings Death Benefit Rider, we will deduct an annual charge of up to 0.35% of your Contract Value on each Contract Anniversary during the Accumulation Phase. The charge is based on the oldest Contract owner's age on the date we issue the Rider, as follows:

     Age                   Annual Charge
     0-55                       0.10%
     56-65                      0.20%
     66-75                      0.35%

We will deduct this charge from your Contract Value in the Variable Account on a pro rata basis. If the Contract Value in the Variable Account is not sufficient to cover the charge, we will deduct the remaining charge from the fixed Guaranteed Periods, beginning with the oldest fixed Guaranteed Period (see "EXPENSES" on page__ for additional information). Fixed Guarantee Periods may not be available in all states.


PORTFOLIO ANNUAL EXPENSES (AFTER VOLUNTARY REDUCTIONS AND REIMBURSEMENTS) (AS A PERCENTAGE OF PORTFOLIO AVERAGE DAILY NET ASSETS)(1)


                                                                                  Rule                            Total Portfolio
                                                            Management           12b-1            Other               Annual
Portfolio                                                      Fees               fees           Expenses            Expenses

---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Aggressive Growth Fund                                0.80%              N/A             1.62%                2.42%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced Fund (2)                                     0.65%              N/A             0.56%                1.21%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                             0.62%              N/A             0.11%                0.73%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Dent Demographics Fund (3)                            0.85%              N/A             0.55%                1.40%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Diversified Income Fund                               0.60%              N/A             0.23%                0.83%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                           0.63%              N/A             0.10%                0.73%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth and Income Fund                                0.61%              N/A             0.16%                0.77%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Equity Fund                             0.75%              N/A             0.22%                0.97%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                            0.61%              N/A             0.15%                0.76%
---------------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth Fund, Inc.             0.75%              N/A             0.04%                0.79%
---------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                                       0.25%              N/A             0.01%                0.26%
---------------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Growth & Income Portfolio                          0.75%              N/A             0.04%                0.79%
---------------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Money Market Portfolio                             0.50%              N/A             0.08%                0.58%
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: -Registered Trademark-
  Growth Portfolio Service Class 2 (4,5)                       0.58%             0.25%            0.15%                0.98%
--------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund-Registered Trademark-
  Portfolio Service Class 2(4,5)                               0.58%             0.25%            0.12%                0.95%
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio Service Class 2 (4,5)     0.48%             0.25%            0.10%                0.83%
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio Service Class 2 (4,5)            0.58%             0.25%            0.10%                0.93%
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio Service Class 2 (4,5)       0.58%             0.25%            0.12%                0.95%
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Franklin Global Health Care Securities Fund (6)                0.60%             0.25%            0.22%                1.07%
---------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund -- Class 2 (6,7)                       0.55%             0.25%            0.27%                1.07%
---------------------------------------------------------------------------------------------------------------------------------
Franklin Technology Securities Fund -- Class 2 (6,8,9)         0.55%             0.25%            0.38%                1.18%
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Mutual Shares Securities Fund -- Class 2 (6,10)                0.60%             0.25%            0.19%                1.04%
---------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund --
  Class 2 (6,11)                                               1.25%             0.25%            0.31%                1.81%
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Templeton International Securities Fund -- Class 2
  (6,12)                                                       0.69%             0.25%            0.19%                1.13%
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Goldman Sachs VIT CORE-SM- Small Cap Equity Fund
  (13,14)                                                      0.75%              N/A             0.25%                1.00%
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Goldman Sachs VIT CORE-SM- U.S. Equity Fund (13)               0.70%              N/A             0.20%                0.90%
---------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Global Income Fund (13,14)                   0.90%              N/A             0.25%                1.15%
---------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Internet Tollkeeper Fund-SM (15)             1.00%              N/A             0.25%                1.25%
---------------------------------------------------------------------------------------------------------------------------------
LSA Focused Equity Fund (16)                                   0.95%              N/A             0.30%                1.25%
---------------------------------------------------------------------------------------------------------------------------------
LSA Growth Equity Fund (16)                                    0.85%              N/A             0.30%                1.15%
---------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series -- Service Class (17,18)            0.75%             0.20%            0.09%                1.64%
---------------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series -- Service Class (17,18)         0.75%             0.20%            0.13%                1.08%
---------------------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series -- Service Class 17,18,19)            0.90%             0.20%            0.17%                1.27%
---------------------------------------------------------------------------------------------------------------------------------
MFS Research Series -- Service Class (17,18)                   0.75%             0.20%            0.11%                1.06%
---------------------------------------------------------------------------------------------------------------------------------
MFS Utilities Series -- Service Class 17,18)                   0.75%             0.20%            0.16%                1.11%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Fixed Income (2)                            0.14%              N/A             0.56%                0.70%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Global Equity (2)                           0.47%              N/A             0.68%                1.15%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value (2)                           0.43%              N/A             0.62%                1.05%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Value (2)                                   0.18%              N/A             0.67%                0.85%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund/VA                          0.66%              N/A             0.01%                0.67%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA                       0.68%              N/A             0.02%                0.70%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                          0.67%              N/A             0.02%                0.69%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth & Income Fund/VA                0.73%              N/A             0.05%                0.78%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA                             0.74%              N/A             0.04%                0.78%
---------------------------------------------------------------------------------------------------------------------------------


(1) The  figures  shown in the table are for the year ended  December  31,  1999
    (except as otherwise noted).

(2) Absent voluntary reductions and reimbursements for certain Portfolios, "Management Fees," "12b-1 Fees", "Other Expenses," and "Total Portfolio
    Annual Expenses" as a percent of average net assets of the portfolios would have been as follows:



                                                                                  Rule                            Total Portfolio
                                                            Management           12b-1            Other               Annual
Portfolio                                                      Fees               fees           Expenses            Expenses

---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Aggressive Growth Fund                                0.80%              N/A             3.82%                4.62%
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced Fund                                         0.75%              N/A             0.56%                1.31%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Fixed Income                                0.40%              N/A             0.56%                0.96%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Global Equity                               0.80%              N/A             0.68%                1.48%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value                               0.75%              N/A             0.62%                1.37%
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Value                                       0.55%              N/A             0.67%                1.22%
---------------------------------------------------------------------------------------------------------------------------------



The Portfolio's Advisors may discontinue all or part of these voluntary reductions and reimbursements at any time.


(3)The AIM V.I. Dent  Demographic  Trends Fund commenced  operations on December
   29, 1999. The "Management  Fee",  "Other  Expenses" and "Total  Portfolio
   Annual Expenses" are based on estimates for the Fund's first full fiscal year ended December 31, 2000.


(4)Service Class 2


(5)Fidelity  Management & Research  Company has voluntarily  agreed to reimburse
   Service  Class 2 of certain  funds to the extent  that "Total  Portfolio
   Annual Expenses"  (excluding   interest,   taxes,  certain  securities
   lending  costs, brokerage  commissions  and  extraordinary  expenses),  as a percentage of their respective average net assets, exceed the following rates:

                                                       Service  Effective

   Portfolio                                           Class 2     Date
   ---------                                           -------     ----
   Fidelity VIP Asset Manager: Growth                   1.25%    1/12/00
   Fidelity VIP Contrafund Portfolio                    1.25%    1/13/00
   Fidelity VIP Equity-Income Portfolio                 1.75%    1/14/00
   Fidelity VIP Growth Portfolio                        1.75%    1/15/00
   Fidelity VIP High Income Portfolio                   1.25%    1/16/00

These arrangements can be discontinued by Fidelity Management & Research Company at any time.


(6)The funds' class 2 distribution plan or "Rule 12b-1 plan" is described in the fund's prospectus.


(7)On February 8, 2000, a merger and reorganization was approved that combined the assets of the fund with a similar fund of the Templeton Variable
   Products Series Fund, effective May 1, 2000. On February 8, 2000, fund shareholders approved new management fees, which apply to the combined fund effective May 1, 2000. The table shows restated total expenses based on the new fees and assets of the fund as of December 31, 1999, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after May 1, 2000 would be estimated as: "Management Fees" 0.55%, "Rule 12b-1 Fees" 0.25%, "Other
   Expenses" 0.27%, and "Total Portfolio Annual Expenses" 1.07%.


(8) The fund commenced operations on May 31, 2000. The management fees shown are based on the fund's maximum contractual amount. Other expenses are estimated for the fund's first full fiscal year ended December 31, 2000.


(9)The manager and administrator have agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the fund so that "Total Portfolio Annual Expenses" do not exceed 1.30% of average net assets, including class 2's 12b-1 plan fee, for the current fiscal year. After December 31, 2001, the manager and administrator may end this arrangement at any time.


(10)On February 8, 2000, a merger and reorganization was approved that combined the fund with a similar fund of Templeton Variable Products Series Fund, effective May 1, 2000. The table shows total expenses based on the funds assets as of December 31, 1999, and not the assets of the combined fund.
    However, if the table reflected combined assets, the fund's expenses after May 1, 2000 would be estimated as: "Management Fees" 0.60%, "Rule 12b-1
    Fees" 0.25%,  "Other  Expenses" 0.19%, and "Total Portfolio Annual Expenses"
    1.04%.

 (11)On February 8, 2000, shareholders approved a merger and reorganization that combined the fund with the Templeton Developing Markets Equity Fund, effective May 1, 2000. The shareholders of that fund had approved new management fees, which apply to combined fund effective May 1, 2000. The table shows restated total expenses based on the new fees and the assets of the fund as of December 31, 1999, and not the assets of the combined fund.
    However, if the table reflected both the new fees and the combined assets, the fund's expenses after May 1, 2000 would be estimated as: "Management
    Fees" 1.25%,  "Rule 12b-1 Fees" 0.25%,  "Other  Expenses"  0.29%, and "Total
    Portfolio Annual Expenses" 1.79%.



(12)On February 8, 2000, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective
    May 1, 2000. The shareholders of that fund had approved new management fees, which apply to combined fund effective May 1, 2000. The table shows restated total expenses based on the new fees and the assets of the fund as of December 31, 1999, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after May 1, 2000 would be estimated as: "Management Fees" 0.65%, "Rule 12b-1 Fees" 0.25%, "Other Expenses" 0.20%, and "Total Portfolio Annual
    Expenses" 1.10%.


(13)The Funds' expenses are based on estimated expenses for the fiscal year ending December 31, 2000.


(14)Goldman  Sachs  Asset   Management   and  Goldman  Sachs  Asset   Management
    International, the investment advisors, have voluntarily agreed to reduce or limit certain other expenses  (excluding  management fees, taxes,  interest,
    brokerage  fees,  litigation,   indemnification,   and  other  extraordinary
    expenses) to the extent such expenses  exceed the  percentage  stated in the calculated  per annum  (above  table) as of each fund's  respective  average daily net assets.  Without the limitations described above, "Other Expenses"
    and "Total Portfolio Annual Expenses" would be estimated as follows:



                                                                                  Rule                            Total Portfolio
                                                            Management           12b-1            Other               Annual
Portfolio                                                      Fees               Fees           Expenses            Expenses

---------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund               0.75%              N/A             0.75%                1.50%
---------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Global Income Fund                           0.90%              N/A             1.78%                2.68%
---------------------------------------------------------------------------------------------------------------------------------



The Portfolio investment advisor may discontinue all or part of these voluntary reductions at any time.

(15)The Portfolio investment adviser has voluntarly agreed to reduce or limit certain "Other Expenses" (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed the percentage stated in the table above (as calculated per annum) of the Fund's average daily net assets. Such reductions or limits, if any, are calculated monthly on a cumulative basis. The Portfolio investment adviser may discontinue or modify any limitations in the future at its discretion.

(16)The Portfolio Manager has agreed to reduce "Other Expenses" or reimburse the Funds so that no Fund will incur expenses that exceed 0.30% of its assets. Without these fee reductions or expense reimbursements, "Other Expenses" and "Total Portfolio Annual Expenses" for the period ending December 31, 1999 were 3.59% and 4.54% for Focused Equity and 3.53% and 4.38% for Growth Equity, respectively. There is no guarantee that such reimbursement will continue beyond April 31, 2001.

(17)Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these are referred to as distribution fees).

(18)Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Portfolio Annual Expenses" would be lower, and for service class shares would be estimated to be:

                                1.03% for Emerging Growth Series
                                1.07% for Growth with Income Series
                                1.25% for New Discovery Series
                                1.05% for Research Series
                                1.10% for Utilities Series

(19)MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series.



Example 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

- invested $1,000 in a Variable Sub-Account,

- earned a 5% annual return on your investment,

- surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period,

- elected the Enhanced Death Benefit and Income Benefit Riders, and

- elected the Enhanced Earnings Death Benefit Rider (assuming Contract owner is age 66-75 on the Rider Date).


THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

VARIABLE SUB-ACCOUNT                                              1 YEAR        3 YEAR         5 YEAR       10 YEAR

AIM V.I. Aggressive Growth Fund                                    $99           $188           $277          $494
AIM V.I. Balanced Fund                                             $87           $152           $219          $387
AIM V.I. Capital Appreciation Fund                                 $82           $137           $195          $342
AIM V.I. Dent Demographic Trends Fund                              $89           $157           $229          $405
AIM V.I. Diversified Income Fund                                   $83           $140           $200          $351
AIM V.I. Growth Fund                                               $82           $137           $195          $342
AIM V.I. Growth and Income Fund                                    $82           $138           $197          $345
AIM V.I. International Equity Fund                                 $84           $144           $207          $365
AIM V.I. Value                                                     $82           $138           $197          $345
The Dreyfus Socially Responsible Growth Fund, Inc.                 $82           $139           $198          $347
Dreyfus Stock Index Fund                                           $77           $123           $171          $294
Dreyfus VIF Growth & Income Portfolio                              $82           $139           $198          $347
Dreyfus VIF Money Market Portfolio                                 $80           $133           $188          $327
Fidelity VIP Asset Manager: Growth Portfolio - Service Class 2     $84           $144           $206          $363
Fidelity VIP Contrafund Portfolio - Service Class 2                $81           $135           $192          $336
Fidelity VIP Equity-Income Portfolio - Service Class 2             $83           $140           $200          $351
Fidelity VIP Growth Portfolio - Service Class 2                    $84           $143           $205          $361
Fidelity VIP High Income Portfolio - Service Class 2               $84           $144           $206          $363
Franklin Global Health Care Securities Fund - Class 2              $85           $147           $212          $374
Franklin Small Cap Fund - Class 2                                  $85           $147           $212          $374
Franklin Technolgy Securities Fund - Class 2                       $86           $151           $218          $385
LSA Focused Equity Fund                                            $87           $153           $221          $391
LSA Growth Equity Fund                                             $86           $150           $216          $382
Mutual Shares Securities Fund - Class 2                            $85           $147           $211          $371
Templeton Developing Markets Securities Fund - Class 2             $93           $170           $249          $442
Templeton International Securities Fund - Class 2                  $86           $149           $215          $380
Goldman Sachs VIT CORE Small Cap Equity Fund                       $85           $145           $209          $368
Goldman Sachs VIT CORE U.S. Equity Fund                            $84           $142           $204          $358
Goldman Sachs VIT Global Income Fund                               $86           $150           $216          $382
Goldman Sachs VIT Internet Tollkeeper Fund (SM)                    $87           $153           $221          $391
MFS Emerging Growth Series - Service Class                         $85           $147           $211          $371
MFS Growth with Income Series - Service Class                      $85           $148           $213          $375
MFS New Discovery Series - Service Class                           $87           $154           $222          $393
MFS Research Series - Service Class                                $85           $147           $212          $373
MFS Utilities Series - Service Class                               $86           $149           $214          $378
Morgan Stanley UIF Fixed Income Portfolio                          $82           $136           $194          $339
Morgan Stanley UIF Global Equity Portfolio                         $86           $150           $216          $382
Morgan Stanley UIF Mid Cap Value Portfolio                         $85           $147           $211          $372
Morgan Stanley UIF Value Portfolio                                 $83           $141           $201          $353
Oppenheimer Aggressive Growth Fund/VA                              $81           $135           $192          $336
Oppenheimer Capital Appreciation Fund/VA                           $82           $136           $194          $339
Oppenheimer Global Securities Fund/VA                              $81           $136           $193          $338
Oppenheimer Main Street Growth & Income Fund/VA                    $82           $139           $198          $346
Oppenheimer Strategic Bond Fund/VA                                 $82           $139           $198          $346






Example 2

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each period.

VARIABLE SUB-ACCOUNT                                              1 YEAR        3 YEAR         5 YEAR       10 YEAR

AIM V.I. Aggressive Growth Fund                                    $48           $145           $243          $494
AIM V.I. Balanced Fund                                             $36           $109           $185          $387
AIM V.I. Capital Appreciation Fund                                 $31            $95           $161          $342
AIM V.I. Dent Demographic Trends Fund                              $38           $115           $195          $405
AIM V.I. Diversified Income Fund                                   $32            $98           $166          $351
AIM V.I. Growth Fund                                               $31            $95           $161          $342
AIM V.I. Growth and Income Fund                                    $31            $96           $163          $345
AIM V.I. International Equity Fund                                 $33           $102           $173          $365
AIM V.I. Value Fund                                                $31            $96           $163          $345
The Dreyfus Socially Responsible Growth Fund, Inc.                 $31            $96           $164          $347
Dreyfus Stock Index Fund                                           $26            $80           $137          $294
Dreyfus VIF Growth & Income Portfolio                              $31            $96           $164          $347
Dreyfus VIF Money Market Portfolio                                 $29            $90           $154          $327
Fidelity VIP Asset Manager: Growth Portfolio - Service Class 2     $33           $102           $174          $366
Fidelity VIP Contrafund Portfolio - Service Class 2                $33           $101           $172          $363
Fidelity VIP Equity-Income Portfolio - Service Class 2             $32            $98           $166          $351
Fidelity VIP Growth Portfolio - Service Class 2                    $33           $101           $171          $361
Fidelity VIP High Income Portfolio - Service Class 2               $33           $101           $172          $363
Franklin Global Health Care Securities Fund - Class 2              $34           $105           $178          $374
Franklin Small Cap Fund - Class 2                                  $34           $105           $178          $374
Franklin Technology Securities Fund - Class 2                      $35           $108           $184          $385
LSA Focused Equity Fund                                            $36           $110           $187          $391
LSA Growth Equity Fund                                             $35           $107           $182          $382
Mutual Shares Securities Fund - Class 2                            $34           $104           $177          $371
Templeton Developing Markets Securities Fund - Class 2             $42           $127           $215          $442
Templeton International Securities Fund - Class 2                  $35           $107           $181          $380
Goldman Sachs VIT CORE Small Cap Equity Fund                       $34           $103           $175          $368
Goldman Sachs VIT CORE U.S. Equity Fund                            $33           $100           $170          $358
Goldman Sachs VIT Global Income Fund                               $35           $107           $182          $382
Goldman Sachs VIT Internet Tollkeeper Fund (SM)                    $36           $110           $187          $391
MFS Emerging Growth Series - Service Class                         $34           $104           $177          $371
MFS Growth with Income Series - Service Class                      $34           $105           $179          $375
MFS New Discovery Series - Service Class                           $36           $111           $188          $393
MFS Research Series - Service Class                                $34           $105           $178          $373
MFS Utilities Series - Service Class                               $35           $106           $180          $378
Morgan Stanley UIF Fixed Income Portfolio                          $31            $94           $160          $339
Morgan Stanley UIF Global Equity Portfolio                         $35           $107           $182          $382
Morgan Stanley UIF Mid Cap Value Portfolio                         $34           $104           $177          $372
Morgan Stanley UIF Value Portfolio                                 $32            $98           $167          $353
Oppenheimer Aggressive Growth Fund/VA                              $30            $93           $158          $336
Oppenheimer Capital Appreciation Fund/VA                           $31            $94           $160          $339
Oppenheimer Global Securities Fund/VA                              $30            $93           $159          $338
Oppenheimer Main Street Growth & Income Fund/VA                    $31            $96           $164          $346
Oppenheimer Strategic Bond Fund/VA                                 $31            $96           $164          $346



PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EARNINGS. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS DESCRIBED IN THE FOOTNOTES TO THE PORTFOLIO ANNUAL EXPENSE TABLE ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE ENHANCED DEATH BENEFIT AND INCOME BENEFIT RIDERS WITH A TOTAL MORTALITY AND EXPENSE RISK CHARGE OF 1.75%, AND THE ENHANCED EARNINGS DEATH BENEFIT RIDER WITH AN ANNUAL FEE OF 0.35%. IF THOSE RIDERS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. TO REFLECT THE CONTRACT MAINTENANCE CHARGE IN THE EXAMPLES, WE ESTIMATED AN EQUIVALENT PERCENTAGE CHARGE, BASED ON AN ASSUMED AVERAGE CONTRACT SIZE OF $47,490.



FINANCIAL INFORMATION
-------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT". Each Variable Sub-Account has a separate value for its Accumulation Units which we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus.

To obtain a fuller picture of each Variable Sub-Account's finances, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Glenbrook also appear in the Statement of Additional Information.



THE CONTRACT
-------------------------------------------------------------------

CONTRACT OWNER
The Glenbrook Provider Ultra Variable Annuity is a contract between you, the Contract owner, and Glenbrook, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

- the investment alternatives during the Accumulation and Payout Phases,

- the amount and timing of your purchase payments and withdrawals,

- the programs you want to use to invest or withdraw money,

- the income payment plan you want to use to receive retirement income,

- the Annuitant (either yourself or someone else) on whose life the income payments will be based,

- the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

- any other rights that the Contract provides.

If you die, any surviving Contract owner, or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person. The maximum age of the oldest Contract Owner and Annuitant cannot exceed 85 as of the date we receive the completed application.

You may change the Contract owner at any time. We will provide a change of ownership form to be signed by you and filed with us. After we accept the form, the change of ownership will be effective as of the date you signed the form. Until we receive your written notice to change the Contract owner, we are entitled to rely on the most recent ownership information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change the Contract owner, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

You can use the Contract with or without a qualified plan. A qualified plan is a personal retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued within a qualified plan. See "Qualified Plans" on page ___.

ANNUITANT The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. You may change the Annuitant at any time prior to the Payout Start Date (only if the Contract owner is a natural person). Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may designate a joint Annuitant, who is a second person on whose life income payments depend. We permit joint Annuitants only on or after the Payout Start Date. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

         (i) the youngest Contract owner; otherwise,

        (ii) the youngest Beneficiary.

BENEFICIARY The Beneficiary is the person selected by the Contract owner to receive the death benefits or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the primary Beneficiary, or if none surviving, the contingent Benficiary, will receive any guaranteed income payments scheduled to continue.

You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. A contingent Beneficiary is the person selected by the Contract owner who will become the Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract owner

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving Beneficiaries or Contingent Beneficiaries, the new Beneficiary will be:

- your spouse or, if he or she is no longer alive,

- your surviving children equally, or if you have no surviving children,

- your estate.

If one or more Beneficiaries survive you (or survives the Annuitant, if the Contract owner is not a natural person), we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT
Only a Glenbrook officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT
We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


PURCHASES
-------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS Your initial purchase payment must be at least $5,000 ($2,000 for a Qualified Contract). All subsequent purchase payments must be $50 or more. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. The most we will accept without our prior approval is $1,000,000. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM
You may make subsequent  purchase payments by automatically  transferring  money
from  your  bank  account.   Consult  your   representative  for  more  detailed
information.

ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We are open for business each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time (3 p.m. Central Time). If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL
You may cancel the Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or a longer period should your state require it. You may return it by delivering it or mailing it to us. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you. If this Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

In states where we are required to refund purchase payments, we reserve the right during the Cancellation Period to invest any purchase payments you allocated to a Variable Sub-Account to the Money Market Variable Sub-Account available under the Contract. We will notify you if we do so. At the end of the Cancellation Period, we will allocate the amount in the Money Market Variable Sub-Account to the Variable Sub-Account as you originally designated.



CONTRACT VALUE
-------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

- changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

- the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges, Enhanced Earnings Death Benefit charges (if applicable) and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Enhanced Death Benefit Rider, the Income Benefit Rider, and the Enhanced Death Benefit Rider with the Income Benefit Rider.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
-------------------------------------------------------------------

You may allocate your purchase payments to up to 44 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.




Portfolio:                         Each Portfolio Seeks:                 Investment Advisor:


AIM VARIABLE INSURANCE FUNDS*

AIM V.I. Aggressive Growth Fund **  Long-term growth of capital
AIM V.I. Balanced Fund              As high a total return as             A I M Advisors, Inc.
                                    possible, consistent
                                    with preservation of capital
AIM V.I. Capital Appreciation Fund  Growth of capital
AIM V.I. Dent Demographic Trends    Long-term growth of capital
         Fund                       together with current income
AIM V.I. Diversified Income Fund    A high level of current income
AIM V.I. Growth Fund                Growth of capital
AIM V.I. Growth and Income Fund     Growth of capital with a
                                    secondary objective of
                                    current income
AIM V.I. International Equity       Long-term growth of capital
         Fund
AIM V.I. Value Fund                 Long-term growth of capital
                                    and income as a secondary objective


THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.; THE DREYFUS STOCK INDEX FUND; AND THE DREYFUS VARIABLE INVESTMENT FUND
(VIF)(COLLECTIVELY, THE DREYFUS FUNDS)

The Dreyfus Socially Responsible   Capital growth and,                  The Dreyfus Corporation
Growth Fund, Inc.                  secondarily, current income

Dreyfus Stock Index Fund           To match the total return
                                   of the Standard & Poor's
                                   500 Composite Stock Price Index
Dreyfus VIF Growth & Income        Long-term capital growth,
 Portfolio                         current income and growth
                                   of income, consistent with
                                   reasonable investment risk
Dreyfus VIF Money Market           A high level of current
 Portfolio                         income as is consistent with
                                   the preservation of
                                   capital and the
                                   maintenance of liquidity


FIDELITY VARIABLE INSURANCE PRODUCTS FUND - SERVICE CLASS 2

Fidelity VIP Asset                 Maximize total return by              Fidelity Management &
         Manager Growth Portfolio  allocating assets among stocks,            Research Company
                                   bonds, short-term investments and other
                                   investments

Fidelity VIP Contrafund            Long-term capital appreciation
         Portfolio

Fidelity VIP Equity-Income         Reasonable income
         Portfolio

Fidelity VIP Growth Portfolio     Capital appreciation

Fidelity VIP High Income          High level of current income while also
         Portfolio                considering growth of capital

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (VIP) -- CLASS 2

Franklin Global Health Care         Capital appreciation                 Franklin Advisers, Inc.
        Securities Fund

Franklin Small Cap Fund             Long-term capital growth

Franklin Technology Securities      Capital appreciation
        Fund

Mutual Shares Securities Fund      Capital appreciation.                 Franklin Mutual Advisers,
                                   Secondary goal is income.             LLC

Templeton                          Long-term capital appreciation        Templeton Investment
Developing Markets
Securities Fund

Templeton International            Long-term capital growth             Templeton Investment Securities
 Securities Fund                                                            Counsel, Inc.

GOLDMAN SACHS VARIABLE INSURANCE TRUST (VIT)

Goldman Sachs VIT Internet         Long-term growth of capital          Goldman Sachs Asset
Tollkeeper Fund-SM                                                      Management

Goldman Sachs VIT CORE-SM          Long term growth of capital
Small Cap Equity Fund

Goldman Sachs VIT CORE-SM-         Long-term growth of capital and
U.S. Equity Fund                   dividend income

Goldman Sachs VIT Global           A high total return, emphasizing
Income Fund                        current income and, to a lesser
                                   extent providing opportunities for
                                   capital appreciation

LSA VARIABLE SERIES TRUST

LSA Focused Equity Fund            Capital appreciation                 LSA Asset Management LLC***
LSA Growth Equity Fund             Long-term growth of capital


MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM- SERVICE CLASS

MFS Emerging Growth Series         Long-term growth of capital          Massachusetts Financial Services

MFS Growth with Income Series      Reasonable current income
                                   and long-term growth
                                   of capital and income

MFS New Discovery Series           Capital appreciation

MFS Research Series                Long-term growth of capital
                                   and future income

MFS Utility Series                 Capital growth and current income


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

Morgan  Stanley UIF Fixed Income   Above-average total                      Morgan Stanley
                                   return over a market cycle of three      Asset Management
                                   to five years

Morgan Stanley UIF Global Equity   Long-term capital appreciation

Morgan Stanley UIF Mid Cap Value   Above-average total return over a market cycle of
                                   three to five years

Morgan  Stanley UIF Value          Above-average total return  over a       Miller Anderson &
                                   market cycle of three to five years       Sherrerd, LLP

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Aggressive Growth      Capital appreciation                 Oppenheimer Funds, Inc.
Fund/VA

Oppenheimer Capital Appreciation   Capital appreciation
Fund/VA

Oppenheimer Global Securities      Long-term capital appreciation
Fund/VA

Oppenheimer Main Street Growth &   High total return, which
Income Fund/VA                     includes growth in the
                                   value of its shares as well
                                   as current income, from equity
                                   and debt securities

Oppenheimer Strategic Bond         High level of current income
Fund/VA








*A portfolio's investment objective may be changed by the Fund's Board of Trustees without shareholders approval.

** Due to the sometime limited availability of common stocks of small-cap companies that meet the investment criteria for AIM V.I. Aggressive Growth Fund, the Fund may periodically suspend or limit the offering of its shares. The fund will be closed to new participants when Fund assets reach $200 million. If the Fund is closed, Contract owners maintaining an allocation of Contract Value in that fund will nevertheless be permitted to allocate purchase payments to the Fund.

*** The sub-advisor for the LSA Focused Equity Fund is Morgan Stanley Asset Management. The sub-advisor for the LSA Growth Equity Fund is Goldman Sachs Asset Management.

VARIABLE INSURANCE TRUST PORTFOLIOS MAY NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM RETAIL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF RETAIL MUTUAL FUNDS.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
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You may allocate all or a portion of your purchase payments to the Fixed Account. You may choose from among 3 Fixed Account Options, including 2 dollar cost averaging options and the option to invest in one or more Guarantee Periods included in the Guaranteed Maturity Fixed Account. We may offer additional Fixed Account options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Fixed Account Options. The Fixed Account Options may not be available in all states. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general account assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS

Short Term Dollar Cost Averaging Fixed Account Option. You may establish a Short Term Dollar Cost Averaging Program by allocating purchase payments to THE SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("SHORT TERM DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments you allocate to this Option for up to six months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Short Term DCA Fixed Account Option. However, you may not choose less than 3 or more than 6 equal monthly installments. Further, you must transfer each purchase payment and all its earnings out of this Option by means of dollar cost averaging within 6 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the Money Market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Short Term DCA Fixed Account.

For each purchase payment allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer the payment plus associated interest to the Money Market Variable Sub-Account in equal monthly installments.

Extended Short Term Dollar Cost Averaging Fixed Account Option. You may establish an Extended Short Term Dollar Cost Averaging Program by allocating purchase payments to THE EXTENDED SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("EXTENDED SHORT TERM DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments you allocate to this Option for up to twelve months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Extended Short Term DCA Fixed Account Option. However, you may not choose less than 7 or more than 12 equal monthly installments. Further, you must transfer each purchase payment and all its earnings out of this Option by means of dollar cost averaging within 12 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the Money Market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Extended Short Term DCA Fixed Account.

For each purchase payment allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer the payment plus associated interest to the Money Market Variable Sub-Account in equal monthly installments.

At the end of the transfer period, any remaining portion of the purchase payment and interest in the Short Term Dollar Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account will be allocated to other investment alternatives according to your current Short Term Dollar
Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account allocation instructions.

INVESTMENT RISK
We bear the investment risk for all amounts allocated to the Short Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. That is because we guarantee the current and renewal interest rates we credit to the amounts you allocate to either of these Options, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Short Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. For current interest rate information, please contact your representative or our customer support unit at 1-800-755-5275.

GUARANTEE PERIODS
Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. Guarantee Periods may range from 1 to 10 years. We are currently offering Guarantee Periods of 1, 3, 5, 7, and 10 years in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

You select the Guarantee Period for each payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment(s).

Each payment or transfer allocated to a Guarantee Period must be at least $50. We reserve the right to limit the number of additional purchase payments that you may allocate to this Option.

Interest Rates. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. For current interest rate information, please contact your representative or Glenbrook at 1-800-755-5275.

How We Credit Interest. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period. The following example illustrates how a purchase payment allocated to a Guaranteed Period would grow, given an assumed Guarantee Period and annual interest rate:



Purchase Payment.........................  $10,000
Guarantee Period.........................  5 years
Annual Interest Rate.....................    4.50%




                                                                   END OF CONTRACT YEAR

                                                YEAR 1       YEAR 2       YEAR 3       YEAR 4       YEAR 5
Beginning Contract Value                      $10,000.00
X (1 + Annual Interest Rate)                     X 1.045
                                              ----------
                                              $10,450.00
Contract Value at end of Contract Year                     $10,450.00
X (1 + Annual Interest Rate)                                  X 1.045
                                                           ----------
                                                           $10,920.25
Contract Value at end of Contract Year                                  $10,920.25
X (1 + Annual Interest Rate)                                               X 1.045
                                                                        ----------
                                                                        $11,411.66

Contract Value at end of Contract Year                                               $11,411.66
X (1 + Annual Interest Rate)                                                            X 1.045
                                                                                     ----------
                                                                                     $11,925.19

Contract Value at end of Contract Year                                                                  $11,925.19
X (1 + Annual Interest Rate)                                                                               X 1.045
                                                                                                        ----------
                                                                                                        $12,461.82

Total Interest Credited During Guarantee Period = $2,461.82 ($12,461.82 - $10,000.00)

This example assumes no withdrawals during the entire 5 year Guarantee Period. If you were to make a withdrawal, you may be required to pay a withdrawal charge. In addition, the amount withdrawn may be increased or decreased by a Market Value Adjustment that reflects changes in interest rates since the time you invested the amount withdrawn. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above.

Renewals. Prior to the end of each Guarantee Period, we will mail you a notice asking you what to do with your money, including the accrued interest. During the 30-day period after the end of the Guarantee Period, you may:

1. Take no action. We will automatically apply your money to a new Guarantee Period of the same length as the expiring Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends. The new interest rate will be our current declared rate for a Guarantee Period of that length; or

2. Instruct us to apply your money to one or more new Guarantee Periods of your choice. The new Guarantee Period(s) will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for those Guarantee Periods; or

3. Instruct us to transfer all or a portion of your money to one or more Variable Sub-Accounts of the Variable Account. We will effect the transfer on the day we receive your instructions. We will not adjust the amount transferred to include a Market Value Adjustment; or

4. Withdraw all or a portion of your money. You may be required to pay a withdrawal charge, but we will not adjust the amount withdrawn to include a Market Value Adjustment. You may also be required to pay premium taxes and income tax withholding, if applicable. We will pay interest from the day the Guarantee Period expired until the date of withdrawal. The interest will be the rate for the shortest Guarantee Period then being offered. Amounts not withdrawn will be applied to a new Guarantee Period of the same length as the previous Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends.

Market Value Adjustment. All withdrawals and transfers from a Guarantee Period, other than those taken during the 30 day period after such Guarantee Period expires, are subject to a Market Value Adjustment. A Market Value Adjustment also may apply upon payment of a death benefit and when you apply amounts currently invested in a Guarantee Period to an Income Plan (unless paid or applied during the 30-day period after such Guarantee Period expires). We also will not apply a Market Value Adjustment to a withdrawal you make:

- within the Free Withdrawal Amount as described on page ___,

- that qualify for one of the waivers as described on page ___,

- to satisfy the IRS minimum distribution rules for the Contract, or

- a single withdrawal made by a surviving spouse made within one year after continuing the Contract.

We apply the Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Guarantee Period to the time you remove it from that Guarantee Period. We calculate the Market Value Adjustment by comparing the TREASURY RATE for a period equal to the Guarantee Period at its inception to the Treasury Rate for a period equal to the Guarantee Period when you remove your money. "Treasury Rate" means the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Bulletin Release H.15.

The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates increase significantly, the Market Value Adjustment and any withdrawal charge, premium taxes, and income tax withholding (if applicable) could reduce the amount you receive upon full withdrawal from a Guaranteed Period to an amount that is less than the purchase payment applied to that period plus interest earned under the Contract.

Generally, if the original Treasury Rate at the time you allocate money to a Guarantee Period is higher than the applicable current Treasury Rate for a period equal to the Guarantee Period, then the Market Value Adjustment will result in a higher amount payable to you, transferred or applied to an Income Plan. Conversely, if the Treasury Rate at the time you allocate money to a Guarantee Period is lower than the applicable Treasury Rate for a period equal to the Guarantee Period, then the Market Value Adjustment will result in a lower amount payable to you, transferred or applied to an Income Plan.

For example, assume that you purchase a Contract and you select an initial Guarantee Period of 5 years and the 5 year Treasury Rate for that duration is 4.50%. Assume that at the end of 3 years, you make a partial withdrawal. If, at that later time, the current 5 year Treasury Rate is 4.20%, then the Market Value Adjustment will be positive, which will result in an increase in the amount payable to you. Conversely, if the current 5 year Treasury Rate is 4.80%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to you.

The formula for calculating Market Value Adjustments is set forth in Appendix A to this prospectus, which also contains additional examples of the application of the Market Value Adjustment.

INVESTMENT ALTERNATIVES: TRANSFERS
-------------------------------------------------------------------

TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to either the Short Term Dollar Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. The minimum amount that you may transfer into a Guarantee Period is $50. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. All transfers to or from more than one Portfolio on any given day counts as one transfer.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

If you transfer an amount from a Guarantee Period other than during the 30 day period after such Guarantee Period expires, we will increase or decrease the amount by a Market Value Adjustment.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. After 6 months from the Payout Start Date, you may make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments.

TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-755-5275. The cut-off time for telephone transfer requests is 3:00 p.m. Central time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

EXCESSIVE TRADING LIMITS

We reserve the right to limit transfers among the Variable Sub-Accounts in any Contract Year, or to refuse any Variable Sub-Account transfer request, if:

  . we believe, in our sole discretion, that excessive trading by such Contract owner or owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Funds or would be to the disadvantage of other Contract owners; or

  . we are informed by one or more of the corresponding Funds that they intend to restrict the purchase or redemption of Fund shares because of excessive trading or because they believe that a specific transfer or groups of transfers would have a detrimental effect on the prices of Fund shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount every month from any Variable Sub-Account, the Short Term Dollar Cost Averaging Fixed Account, or the Extended Short Term Dollar Cost Averaging Fixed Account, to any of the other Variable Sub-Accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Guarantee Periods. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfer count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account monthly, quarterly, semi-annually, or annually, depending on your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

    Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Fidelity VIP High Income Variable Sub-Account and 60% to be in the AIM V.I. Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fidelity VIP High Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Fidelity VIP High Income Variable Sub-Account and use the money to buy more units in the AIM V.I. Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.



EXPENSES
-------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge from your Contract Value invested in each Variable Sub-Account in proportion to the amount invested. If you surrender your Contract, we will deduct the contract maintenance charge pro rated for the part of the Contract Year elapsed, unless your Contract qualifies for a waiver, described below. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge. However, we will waive this charge if, as of the Contract Anniversary or upon full surrender:

- your Contract Value equals $50,000 or more, or

- all money is allocated to the Fixed Account.

After the Payout Start Date, we will waive the charge if the Contract Value is $50,000 or more as of the Payout Start Date.

MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 1.25% of the average daily net assets you have invested in the Variable Sub-Accounts (1.50% if you select the Enhanced Death Benefit Rider; 1.50% if you select the Income Benefit Rider; and 1.75% if you select both the Enhanced Death Benefit Rider and the Income Benefit Rider).

The mortality and expense risk charge is for the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Enhanced Death Benefit Rider and the Income Benefit Rider to compensate us for the additional risk that we accept by providing these Riders.

We guarantee that we will not raise the mortality and expense risk charge. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase. After the Payout Start Date, mortality and expense risk charges for the Enhanced Death Benefit and the Income Benefit will cease.

ENHANCED EARNINGS DEATH BENEFIT RIDER FEE

If you elect the Enhanced Earnings Death Benefit Rider, we will deduct an annual charge from your Contract Value on each Contract Anniversary during the Accumulation Phase. The annual charge is calculated as a percentage of your Contract Value on the Contract Anniversary and is based on the oldest Contract owner's age on the Rider Date, as follows:

Age               Annual Charge
0-55              0.10%
56-65             0.20%
66-75             0.35%

We first deduct this annual fee from the Variable Sub-Accounts on a pro rata basis. If the Contract Value in the Variable Sub-Accounts is not sufficient to cover the charge, we will deduct the remaining charge from the Guarantee Periods, beginning with the oldest Guarantee Period. On the first Contract Anniversary after we issue the Rider, we will deduct the Rider charge pro rated to reflect the number of complete months the Rider was in effect during such Contract Year. Also, if you surrender your Contract, we will deduct the Rider charge (multiplied by the Contract Value immediately prior to the surrender) pro rated to reflect the number of complete months the Rider was in effect during the current Contract Year.

ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We guarantee that we will not raise this charge.

TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.

WITHDRAWAL CHARGE
We may assess a withdrawal charge of up to 7% of the purchase payment(s) you withdraw. The charge declines to 0% over a 7 year period that begins on the day we receive your payment. A schedule showing how the charge declines is shown on page __. During each Contract Year, you can withdraw up to 15% of the aggregate amount of your purchase payments without paying the charge. Unused portions of this "Free Withdrawal Amount" are not carried forward to future Contract Years. We will deduct withdrawal charges, if applicable, from the amount paid.

For purposes of calculating the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

- on the Payout Start Date (a withdrawal charge may apply if you terminate income payments to be received for a specified period);

- withdrawals taken to satisfy IRS minimum distribution rules for the Contract; or

-    withdrawals that qualify for one of the waivers as described below.


We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax and a Market Value Adjustment. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

CONFINEMENT WAIVER. We will waive the withdrawal charge and any Market Value Adjustment on all withdrawals taken prior to the Payout Start Date under your Contract if the following conditions are satisfied:

1. You or the Annuitant, if the Contract owner is not a natural person, are confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date;

2. You request the withdrawal and provide written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital; and

3. A physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

You may not claim this benefit if you, the Annuitant, or a member of your or the Annuitant's immediate family, is the physician prescribing your or the Annuitant's stay in a long term care facility.

TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge and any Market Value Adjustment on all withdrawals taken prior to the Payout Start Date under your Contract if:

1. you or the Annuitant (if the Contract owner is not a natural person) are first diagnosed with a terminal illness at least 30 days after the Issue Date; and

2. you claim this benefit and deliver adequate proof of diagnosis to us.

UNEMPLOYMENT WAIVER. We will waive the withdrawal charge and any Market Value Adjustment on one partial or a full withdrawal taken prior to the Payout Start Date under your Contract, if you meet the following requirements:

1. you or the Annuitant, if the Contract owner is not a natural person, become unemployed at least one year after the Issue Date;

2. you or the Annuitant, if the Contract owner is not a natural person, receive unemployment compensation as defined in the Contract for at least 30 days as a result of that unemployment; and

3. you or the Annuitant, if the Contract owner is not a natural person, claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay our withdrawal charge or a Market Value Adjustment because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.

PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs, including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract owner's value in the investment alternative bears to the total Contract Value.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see page ___. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with the administrative services we provide to the Portfolios.

ACCESS TO YOUR MONEY
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You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office, adjusted by any Market Value Adjustment less any withdrawal charges, contract maintenance charges, Enhanced Earnings Death Benefit Rider fee (if applicable), income tax withholding, penalty tax, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account Options. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is specified, we will deduct your withdrawal pro-rata from the Variable Sub-Accounts according to the value of your investments therein.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

If you request a total withdrawal, we may require you to return your Contract to us.

POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months (or shorter period if required by law). If we delay payment for 30 days or more, we will pay interest as required by law.

SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $2,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less withdrawal and other charges and applicable taxes.

INCOME PAYMENTS
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PAYOUT START DATE
You select the Payout Start Date in your application. The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be:

- at least 30 days after the Issue Date; and

- no later than the day the Annuitant reaches age 90, or the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS
An Income Plan is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years.

Three Income Plans are available under the Contract. Each is available to provide:

- fixed income payments;

- variable income payments; or

- a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD (5 YEARS TO 30 YEARS). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. You may elect to receive guaranteed payments for periods ranging from 5 to 30 years. Income payments for less than 120 months may be subject to a withdrawal charge. We will deduct the mortality and expense risk charge from the Variable Sub-Account assets that support variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply. We deduct applicable premium taxes from the Contract Value at the Payout Start Date.

We may make other Income Plans available.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, adjusted by any applicable Market Value Adjustment, less applicable taxes to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

- pay you the Contract Value, adjusted by any applicable Market Value Adjustment and less any applicable taxes, in a lump sum instead of the periodic payments you have chosen; or

-    reduce the frequency of your payments so that each payment will be at least
     $20.

VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. adjusting the portion of the Contract Value in any Fixed Account Option on the Payout Start Date by any applicable Market Value Adjustment;

2. deducting any applicable premium tax; and

3. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or any shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

INCOME BENEFIT RIDER

Qualifications. To qualify for the income benefit payments under this Rider, you must meet the following requirements as of the Payout Start Date:

- You must elect a Payout Start Date that is on or after the 10th anniversary of the Rider Date;

- The Payout Start Date must be prior to the oldest Annuitant's 90th birthday;

- The payout Start Date must occur during the 30 day period following a Contract Anniversary;

- You must elect to receive fixed income payments, which will be calculated using the guaranteed payout rates listed in your Contract; and

- The Income Plan you selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

     - 10 years, if the youngest Annuitant's age is 80 or less on the Payout Start Date, or

     - 5 years, if the youngest Annuitant's age is greater than 80 on the Payout Start Date.

If, however, you apply the Contract Value and not the Income Benefit to an Income Plan, then you may select fixed and/or variable income payments under any Income Plan we offer at that time. If you expect to apply your Contract Value to variable and/or fixed income payment options, or you expect to apply your Contract Value to current annuity payment rates then in effect, electing the Income Benefit Rider may not be appropriate.

The Income Benefit Rider will no longer be in effect and the mortality and expense charge for the Rider will end upon the change of the named Annuitant for reasons other than death.


Income Base

The Income Base is used solely for the purpose of calculating the guaranteed income benefit under this Rider ("Guaranteed Income Benefit") and does not provide a Contract Value or guarantee performance of any investment option.

On the date we issue the Rider ("Rider Date"), the Income Base is equal to the Contract Value. After the Rider Date, the Income Base plus any subsequent purchase payments and less a withdrawal adjustment (described below) for any subsequent withdrawals will accumulate daily at a rate equivalent to 5% per year until the earlier of the Payout Start Date, or the first day of the month after the oldest Contract owner's (Annuitant, if the Contract owner is not a natural person) 85th birthday.

Withdrawal Adjustment

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c) where:

                (a)     = the withdrawal amount
                (b)     = the Contract Value immediately prior to the
                          withdrawal, and
                (c)     = the most recently calculated Income Base

The Guaranteed Income Benefit amount is determined by applying the Income Base less any applicable taxes to the guaranteed rates for the Income Plan you elect. The Income Plan you elect must satisfy the conditions described above.

On the Payout Start Date, the income payment will be the greater of the guaranteed Income Benefit or the Income Payment provided in the Payout Phase section.

CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.



DEATH BENEFITS
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We will pay a death benefit prior to the Payout Start Date on:

1. the death of any Contract owner or,

2. the death of the Annuitant, if the Contract is owned by a non-natural person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract owner.

A claim for a distribution on death must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

- a certified copy of a death certificate,

- a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

- any other proof acceptable to us.



DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the value of the death benefit, or

2. the SETTLEMENT VALUE (that is, the amount payable on a full withdrawal of Contract Value) on the date we determine the value of the death benefit, or in the case of a Contract continued by a surviving spouse, the sum of all purchase payments reduced by a withdrawal adjustment, as defined below, or

3. the greatest of each Contract Value on each DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, increased by purchase payments made since that Death Benefit Anniversary and reduced by an adjustment for any partial withdrawals since that Death Benefit Anniversary. A "Death Benefit Anniversary" is every seventh Contract Anniversary beginning with the Issue Date. For example, the Issue Date, 7th and 14th Contract Anniversaries are the first 3 Death Benefit Anniversaries.

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

    (a)   =   is the withdrawal amount;
    (b)   =   is the Contract Value immediately
              prior to the withdrawal; and
    (c)   =   is the Contract value on the Death
              Benefit Anniversary adjusted by any prior purchase payments or withdrawals made since that Anniversary.


We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.

ENHANCED DEATH BENEFIT RIDER
For Contract owners and Annuitants up to and including age 80, the Enhanced Death Benefit Rider is an optional benefit that you may elect. If the Contract owner is a living individual, the Enhanced Death Benefit applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Death Benefit applies only upon the death of the Annuitant. For Contracts with the Enhanced Death Benefit Rider, the death benefit will be the greatest of (1) through (3) above, or (4) the Enhanced Death Benefit. The Enhanced Death Benefit is equal to the greater of the Enhanced Death Benefit A or Enhanced Death Benefit B. Enhanced Death Benefit A or B may not be available in all states.

The Enhanced Death Benefit will never be greater than the maximum death benefit allowed by any state nonforfeiture laws that govern the Contract. The Enhanced Death Benefit Rider and the mortality and expense charge for the Rider will terminate upon the change of Contract owner (or the Annuitant if the Contract is owned by a non-natural person) for reasons other than death.

ENHANCED DEATH BENEFIT A. On the date we issue the Rider ("Rider Date"), Enhanced Death Benefit A is equal to the Contract Value on that date. After the Rider Date, Enhanced Death Benefit A is the greatest of the ANNIVERSARY VALUES as of the date we determine the death benefit. The "Anniversary Value" is equal to the Contract Value on a Contract Anniversary, increased by purchase payments made since that Anniversary and reduced by a withdrawal adjustment, as described below, for any partial withdrawals since that Anniversary.

We will calculate Anniversary Values for each Contract Anniversary up until the earlier of:

-    the date we determine the death benefit; or

- the first Contract Anniversary following the oldest Contract owner's or, if the Contract owner is not a natural person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

After age 80, we will recalculate the Enhanced Death Benefit A only for purchase payments and withdrawals.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

    (a)   =   is the withdrawal amount,
    (b)   =   is the Contract Value immediately prior to the withdrawal, and
    (c)   =   the most recently calculated Enhanced Death Benefit A.

ENHANCED DEATH BENEFIT B. The Enhanced Death Benefit B on the Rider Date is equal to the Contract Value on that date. After the Rider Date, the Enhanced Death Benefit B, plus any subsequent purchase payments and less a withdrawal adjustment, as described below, will accumulate daily at a rate equivalent to 5% per year until the earlier of:

- the date we determine the death benefit; or

- the first day of the month following the oldest Contract owner's or, if the Contract owner is not a natural person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:


         (a) = the withdrawal amount,
         (b) = is the Contract Value  immediately  prior to the withdrawal,  and
         (c) = is the most recently calculated Enhanced Death Benefit B.


ENHANCED EARNINGS DEATH BENEFIT RIDER
For Contract owners and Annuitants up to and including age 75, the Enhanced Earnings Death Benefit Rider is an optional benefit that you may elect.

If the Contract owner is a living individual, the Enhanced Earnings Death Benefit Rider applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Earnings Death Benefit Rider applies only upon the death of the annuitant. The Enhanced Earnings Death Benefit Rider and the annual charge for the Rider will terminate upon the change of Contract owner (or the Annuitant if the Contract is owned by a non-natural person) for reasons other than death. The Rider may not be available in all states. We may discontue the offering of the Rider at any time.

Under the Enhanced Earnings Death Benefit Rider, if the oldest Contract owner (or the Annuitant if the Contract owner is a non-natural person) is age 55 or younger on the date we issue the rider for this option ("Rider Date"), the death benefit is increased by:

     - 40% of the lesser of 200% of the In-Force Premium (excluding purchase payments made in the 12-month period immediately preceding the date of death) or the Death Benefit Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-natural person) is between the ages of 56 and 65 on the Rider Date, the death benefit is increased by:

     - 30% of the lesser of 200% of the In-Force Premium (excluding purchase payments made in the twelve month period immediately preceding the date of death) or the Death Benefit Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-natural person) is between the ages of 66 and 75 on the Rider Date, the death benefit is increased by:

     - 20% of the lesser of 200% of the In-Force Premium (excluding purchase payments made in the twelve month period immediately preceding the death of death) or the Death Benefit Earnings.

For purpose of calculating the Enhanced Earnings Death Benefit, the following definitions apply:

In-Force Premium equals the Contract Value on the Rider Date plus all purchase payments made after the Rider Date less the sum of all Excess-of-Earnings Withdrawals after the Rider Date. If the Rider Date is the same as the Issue Date, then the Contract Value on the Rider Date is equal to your initial purchase payment.

Death Benefit Earnings equal the Contract Value minus the In-Force Premium. The Death Benefit Earnings amount will never be less than zero.

An Excess-of-Earnings Withdrawal is the amount of a withdrawal in excess of the Death Benefit Earnings in the Contract immediately prior to the withdrawal.

We will calculate the Enhanced Earnings Death Benefit Rider as of the date we receive Due Proof of Death. We will pay the Enhanced Earnings Death Benefit with the death benefit as described under "Death Benefit Payments" below.

The value of the Enhanced Earnings Death Benefit largely depends on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Enhanced Earnings Death Benefit Rider may not be appropriate. For purposes of calculating the Enhanced Earnings Death Benefit, earnings are considered to be withdrawn first before purchase payments. Your financial advisor can help you decide if the Enhanced Earnings Death Benefit Rider is right for you.

For examples of how the death benefit is calculated under the Enhanced Earnings Death Benefit Rider, see Appendix B.


DEATH BENEFIT PAYMENTS

If the new Contract owner is a natural person, the new Contract owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

o    the life of the new Contract owner; or

o for a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the (new) Contract owner;

o the life of the new Contract owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract owner.

Options 1 and 2 above are only available if the new Contract owner elects one of these options within 180 days of the date of death. Otherwise, the new Contract owner will receive the Settlement Value. The Settlement Value paid will be the Settlement Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future. In any event, the entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the sole new Contract owner is your spouse, then he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date, if we receive Due Proof of Death after 3 p.m. Central Time). The Contract may only be continued once. If the Contract is continued in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge or Market Value Adjustment. If you elected the Enhanced Death Benefit Rider and/or the Enhanced Earnings Death Benefit Rider, on the date the Contract is continued, the Rider Date for these Riders will be reset to the date the Contract is continued. For purposes of calculating future death benefits, your spouse's age on this new Rider Date will be used to determine applicable death benefit amounts. The percentage used to determine the annual charge for the Enhanced Earnings Death Benefit will change to reflect the age of the surviving spouse as of the new Rider Date.

If the new Contract owner is a corporation, trust, or other non-natural person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.

DEATH OF ANNUITANT

If any Annuitant who is not also the Contract owner dies prior to the Payout Start Date, the Contract owner must elect one of the applicable options described below.

If the Contract owner is a natural person, then the Contract will continue with a new Annuitant as described on page ___.

If the Contract owner is a non-natural person, the non-natural Contract owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-natural Contract owner does not make one of the above described elections, the Settlement Value must be withdrawn by the non-natural Contract owner on or before the mandatory distribution date 5 years after the Annuitant's death.

We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.

MORE INFORMATION
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GLENBROOK
Glenbrook is the issuer of the Contract. Glenbrook is a stock life insurance company organized under the laws of the State of Arizona in 1998. Previously, Glenbrook was organized under the laws of the State of Illinois in 1992.
Glenbrook was originally organized under the laws of the State of Indiana in 1965. From 1965 to 1983 Glenbrook was known as "United Standard Life Assurance Company" and from 1983 to 1992 as "William Penn Life Assurance Company of America."

Glenbrook is currently licensed to operate in the District of Columbia, all states except New York, and Puerto Rico. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Glenbrook is a wholly owned subsidiary of Allstate Life Insurance Company ("ALLSTATE LIFE"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Glenbrook and Allstate Life entered into a reinsurance agreement effective June 5, 1992. Under the reinsurance agreement, Allstate Life reinsures substantially all of Glenbrook's liabilities under its various insurance contracts. The reinsurance agreement provides us with financial backing from Allstate Life. However, it does not create a direct contractual relationship between Allstate Life and you. In other words, the obligations of Allstate Life under the reinsurance agreement are to Glenbrook; Glenbrook remains the sole obligor under the Contract to you.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns A+ (Superior) to Allstate Life which automatically reinsures all net business of Glenbrook. A.M. Best Company also assigns Glenbrook the rating of A+(r) because Glenbrook automatically reinsures all net business with Allstate Life. Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent) financial strength rating to Glenbrook. Glenbrook shares the same ratings of its parent, Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

THE VARIABLE ACCOUNT
Glenbrook established the Glenbrook Life Multi-Manager Variable Account on January 15, 1996. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Glenbrook.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Arizona law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Glenbrook.

The Variable Account consists of 44 Variable Sub-Accounts. Each Variable Sub-Account invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We may also add other Variable Sub-Accounts that may be available under other variable annuity contracts. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS
DIVIDENDS  AND  CAPITAL  GAIN  DISTRIBUTIONS.   We  automatically  reinvest  all
dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT
DISTRIBUTION. ALFS, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("EXCHANGE ACT"), and is a member of the National Association of Securities Dealers, Inc.

We will pay commissions to broker-dealers who sell the contracts. Commissions paid may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 8% of all purchase payments. These commissions are intended to cover distribution expenses. Sometimes, we also pay the broker-dealer a persistency bonus in addition to the standard commissions. A persistency bonus is not expected to exceed 1.00%, on an annual basis, of the Contract Values considered in connection with the bonus. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

Glenbrook does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Contract owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

- issuance of the Contracts;

- maintenance of Contract owner records;

- Contract owner services;

- calculation of unit values;

- maintenance of the Variable Account; and

- preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS
If you use the Contract within a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS

Foley & Lardner, Washington, D.C., has advised Glenbrook on certain federal securities law matters. All matters of state insurance law pertaining to the Contracts, including the validity of the Contracts and Glenbrook's right to issue such Contracts under state insurance law, have been passed upon by Michael
J. Velotta, General Counsel of Glenbrook.



TAXES
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THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. GLENBROOK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Glenbrook is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Glenbrook does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Glenbrook does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

- made on or after the date the individual attains age 59 1/2,

- made to a beneficiary after the Contract owner's death,

- attributable to the Contract owner being disabled, or

- for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract owner attains age 59 1/2;

2. made as a result of the Contract owner's death or disability;

3. made in substantially equal periodic payments over the Contract owner's life or life expectancy,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Glenbrook (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

TAX QUALIFIED CONTRACTS
Contracts may be used as investments with certain qualified plans such as:

- Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

- Roth IRAs under Section 408A of the Code;

- Simplified Employee Pension Plans under Section 408(k) of the Code;

- Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

- Tax Sheltered Annuities under Section 403(b) of the Code;

- Corporate and Self Employed Pension and Profit Sharing Plans; and

- State and Local Government and Tax-Exempt Organization Deferred Compensation Plans.

The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Glenbrook reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

The Death Benefit and Qualified Contracts. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit, including that provided by the optional Death Benefit, from being provided under the Contracts when we issue the Contracts as Traditional IRAs, Roth IRAs or SIMPLE IRAs. However, the law is unclear and it is possible that the presence of the Death Benefit under a Contract issued as a Traditional IRA, Roth IRA or SIMPLE IRAs could result in increased taxes to the owner.

It is also possible that the Death Benefit could be characterized as an incidental Death Benefit. If the Death Benefit were so characterized, this could result in currently taxable income to a Contract owner. In addition, there are limitations on the amount of incidental Death Benefits that may be provided under qualified plans, such as in connection with a 403(b) plan. Even if the Death Benefit under the Contract were characterized as an incidental Death Benefit, it is unlikely to violate those limits unless the Contract owner also purchases a life insurance contract in connection with such plan.


RESTRICTIONS UNDER SECTION 403(B) PLANS. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1998, and all earnings on salary reduction contributions, may be made only:

1. on or after the date the employee

- attains age 59 1/2,

- separates from service,

- dies,

- becomes disabled, or

2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Glenbrook is directed to transfer some or all of the Contract Value to another 403(b) plan.

INCOME TAX WITHHOLDING
Glenbrook is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or over the life (joint lives) of the participant (and beneficiary).

Glenbrook may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.

ANNUAL REPORTS AND OTHER DOCUMENTS
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Glenbrook's annual report on Form 10-K for the year ended December 31, 1999 and its Form 10-Q reports for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 are incorporated herein by reference, which means that they are legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0001007285. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at P.O. Box 94042, Palatine, IL 60094 (telephone:
1-800-755-5275).

EXPERTS
The financial statements of Glenbrook as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the related financial statement schedule, incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 1999 and for each of the periods in the two year period then ended incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PERFORMANCE INFORMATION
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We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

APPENDIX A
MARKET VALUE ADJUSTMENT
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The Market Value Adjustment is based on the following:

I = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the establishment of the Guarantee Period.

N = the number of whole and partial years from the date we receive the withdrawal, transfer, or death benefit request, or from the Payout Start Date to the end of the Guarantee Period.

J = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the receipt of the withdrawal, transfer, death benefit, or income payment request. If a Note with a maturity of the original Guarantee Period is not available, we will use a weighted average.

Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15.

The Market Value Adjustment factor is determined from the following formula:

                                .9 X [I-(J + .0025)] X N

To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn (in excess of the Free Withdrawal Amount), paid as a death benefit, or applied to an Income Plan from a Guarantee Period at any time other than during the 30 day period after such Guarantee Period expires.

EXAMPLES OF MARKET VALUE ADJUSTMENT
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Purchase Payment:   $10,000 allocated to a Guarantee Period
Guarantee Period:   5 years
Interest Rate:      4.50%
Full Withdrawal:    End of Contract Year 3


       NOTE: These examples assume that premium taxes are not applicable.

                 EXAMPLE 1: (ASSUMES DECLINING INTEREST RATES)

          Step 1: Calculate Contract Value at End of Contract Year 3:
              = $10,000.00 X (1.045) TO THE POWER OF 3 = $11,411.66

                 Step 2: Calculate the Free Withdrawal Amount:
                        = .15 X ($10,000.00) = $1,500.00

                    Step 3: Calculate the Withdrawal Charge:
                       = .06 X ($10,000 - $1,500) = $510.00

                 Step 4: Calculate the Market Value Adjustment:

                      I   =   4.50%
                      J   =   4.20%

                              730 DAYS
                      N   =   --------   =   2
                              365 DAYS

                MARKET VALUE ADJUSTMENT FACTOR: .9 X [I - (J + .0025)] X N`
                        = .9 X [.045 - (.042 + .0025)] X 2 = .0009

           MARKET VALUE ADJUSTMENT = MARKET VALUE ADJUSTMENT FACTOR X
                            AMOUNT SUBJECT TO MARKET VALUE ADJUSTMENT:
                     = .0009 X ($11,411.66 - $1,500) = $8.92

         Step 5: Calculate the amount  received by Contract owner as a result of full withdrawal at the end of Contract Year 3:
                   = $11,411.66 - $510.00 + $8.92 = $10,910.58

                   EXAMPLE 2: (ASSUMES RISING INTEREST RATES)

          Step 1: Calculate Contract Value at End of Contract Year 3:
              = $10,000.00 X (1.045) TO THE POWER OF 3 = $11,411.66

                 Step 2: Calculate the Free Withdrawal Amount:
                        = .15 X ($10,000.00) = $1,500.00

                    Step 3: Calculate the Withdrawal Charge:
                    = .06 X ($10,000.00 - $1,500.00) = $510.00

                 Step 4: Calculate the Market Value Adjustment:

                      I   =   4.50%
                      J   =   4.80%

                      N   =   730 DAYS   =   2
                              --------
                              365 DAYS

                MARKET VALUE ADJUSTMENT FACTOR: .9 X [I - (J + .0025)] X N
                      = .9 X [(.045 - (.048 + .0025)] X (2) = -.0099

                MARKET VALUE ADJUSTMENT = MARKET VALUE ADJUSTMENT  FACTOR X
                            AMOUNT SUBJECT TO MARKET VALUE ADJUSTMENT:
                    = -.0099 X ($11,411.66 - $1,500) = -($98.13)

                Step 5: Calculate the amount  received by Contract owner as a result of full withdrawal at the end of Contract Year 3:
                   = $11,411.66 - $510.00 - $98.13 = $10,803.53



                                     A-2

APPENDIX B
CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT AMOUNT



EXAMPLE 1. In this example, assume that the oldest Owner is age 55 at the time the Contract is issued and elects the Enhanced Earnings Death Benefit Rider when the Contract is issued. The Owner makes an initial purchase payment of $100,000. After four years, the Owner dies. On the date Glenbrook receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Owner did not make any additional purchase payments or take any withdrawals.

Excess-of-Earnings Withdrawals = $0
Purchase payments in the 12 months prior to Death = $0
In-Force Premium = $100,000 ($100,000 + $0 - $0)
Death Benefit Earnings = $25,000 ($125,000 - $100,000)
Enhanced Earnings Death Benefit = 40% x $25,000 = $10,000.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.


EXAMPLE 2. In the second example, assume the same facts as above, except that the Owner has taken a withdrawal of $10,000 during the second year of the Contract. At the time the withdrawal is taken, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the Death Benefit Earnings at the time of the withdrawal. The Contract Value on the date Glenbrook receives due proof of death will be assumed to be $114,000.

Excess of Earnings Withdrawals = $5,000 ($10,000 - $5,000)
Purchase payments in the 12 months prior to Death = $0
In-Force Premium = $95,000 ($100,000 + $0 - $5,000)
Death Benefit Earnings = $19,000 ($114,000 - $95,000)
Enhanced Earnings Death Benefit = 40% x $19,000 = $7,600.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.


EXAMPLE 3. This third example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Owner is age 65 on the Rider Date. At the time the Contract is issued, the Owner makes a purchase payment of $100,000. After two years pass, the Owner elects to add the Enhanced Earnings Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Owner makes an additional purchase payment of $40,000.
Immediately after the additional purchase payment, the Contract Value is $130,000. Two years later, the owner dies with a Contract Value of $140,000 on the date Glenbrook receives Due Proof of Death.

Excess of Earnings Withdrawals = $30,000 ($50,000 - $20,000) Purchase payments in the 12 months prior to Death = $0 In-Force Premium = $120,000 ($110,000 + $40,000 - $30,000)
Death Benefit Earnings = $20,000 ($140,000 - $120,000)
Enhanced Earnings Death Benefit = 30% of $20,000 = $6,000.

In this example, In-Force Premium is equal to the Contract Value on the date the Rider was issued plus the additional purchase payment and minus the Excess-of-Earnings Withdrawal.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
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Description

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   Additions, Deletions or Substitutions of Investments
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   The Contract
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      Purchases of Contracts
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      Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
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   Performance Information
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      Standardized Total Returns
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      Non-standardized Total Returns
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      Adjusted Historical Total Returns
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   Calculation of Accumulation Unit Values
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   Calculation of Variable Income Payments
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      Calculation of Annuity Unit Values
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   General Matters
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      Incontestability
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Description

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      Settlements
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      Safekeeping of the Variable Account's Assets
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      Premium Taxes
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      Tax Reserves
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   Federal Tax Matters
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   Qualified Plans
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   Experts
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   Financial Statements
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                         ------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                     THE GLENBROOK PROVIDER ULTRA VARIABLE ANNUITY

Glenbrook Life and Annuity Company          Statement of Additional Information
Multi-Manager Variable Account                   Dated February __, 2001
Post Office Box 94092
Palatine, IL 60094-4039
1 (800) 755-5275

This Statement of Additional Information supplements the information in the prospectus for the Glenbrook Provider Ultra Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated February __, 2001, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Contracts.


                                TABLE OF CONTENTS

Description                                                                Page

Additions, Deletions or Substitutions of Investments
The Contract

                   Purchases of Contracts
                   Tax-free Exchanges (1035 Exchanges, Rollovers and
                          Transfers)

Performance Information
                   Standardized Total Returns
                   Non-standardized Total Returns
                   Adjusted historical Total Returns
                   Calculation of Accumulation Unit Values
                   Calculation of Variable Income Payments
                   Calculation of Annuity Unit Values

General Matters
                   Incontestability
                   Settlements
                   Safekeeping of the Variable Account's Assets
                   Premium Taxes
                   Tax Reserves

Federal Tax Matters
Qualified Plans
Experts
Financial Statements

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual Portfolio if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, ALFS, Inc. ("ALFS"), distributes the Contracts. ALFS is an affiliate of Glenbrook. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.


PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures shown do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

                               1000(1 + T)n = ERV

where:

   T       =        average annual total return

   ERV     =        ending redeemable value of a hypothetical $1,000 payment
                    made at the beginning of 1, 5, or 10 year periods or shorter period

   n       =        number of years in the period

   1000    =        hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Free Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring in the contract maintenance charge, we pro rate the charge by dividing (i) the contract maintenance charge by (ii) an assumed average contract size of $47,490. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended September 30, 2000 are set out below. The Contract was first offered for sale as of the date of this Statement of Additional Information. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract, as well as the withdrawal and contract maintenance charges. No standardized total returns are shown for the AIM V.I. Aggressive Growth, AIM VI Dent Demographic Trends, Fidelity VIP Contrafund Service Class 2, Fidelity VIP Equity Income Service Class 2, Fidelity VIP Growth Service Class 2, Fidelity VIP High Income Service Class 2, Fidelity VIP Asset Manager Growth - Service Class 2, Franklin Global Health Care Securities, Franklin Technology Securities, Goldman Sachs Internet Tollkeeper, LSA Focused Equity, LSA Growth Equity, MFS Emerging Growth - Service Class, MFS Growth with Income - Service Class, MFS New Discovery Service Class, MFS Research Service Class, and MFS Utilities Series - Service Class Variable Sub-Accounts, because these Variable Sub-Accounts commenced operations as of the date of this Statement of Additional Information.



(Without the Enhanced Death Benefit Rider, the Income Benefit Rider or the Enhanced Earnings Death Benefit Rider)



                                                                                     10 Year or
Variable Sub-Account                                   One Year       Five Year    Since Inception*
                                                                                        (if less)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       12.59%            NA           18.50%
AIM V.I. Capital Appreciation                           37.51%            NA           30.59%
AIM V.I. Diversified Income                             -8.38%            NA           -3.80%
AIM V.I. Growth and Income                              27.26%            NA           28.48%
AIM V.I. Growth                                         28.26%            NA           32.04%
AIM V.I. International Equity                           47.80%            NA           31.04%
AIM V.I. Value                                          23.00%            NA           28.62%
The Drefyus Socially Responsible Growth, Inc.           23.16%            NA           22.10%
Dreyfus Stock Index                                     13.81%            NA           22.30%
Dreyfus VIF Growth & Income                             11.35%            NA           11.41%
Dreyfus VIF Money Market                                -1.82%            NA            1.75%
Franklin Small Cap - Class 2                              NA              NA             NA
Goldman Sachs VIT CORE (SM) Small Cap Equity            10.79%            NA           14.89%
Goldman Sachs VIT CORE (SM) U.S. Equity                 17.46%            NA           23.67%
Goldman Sachs VIT Global Income                         -7.51%            NA           -9.30%
Morgan Stanley UIF Fixed Income                         -8.11%            NA           -6.04%
Morgan Stanley UIF Global Equity                        -2.44%            NA            2.27%
Morgan Stanley UIF Mid Cap Value                        13.31%            NA           22.49%
Morgan Stanley UIF Value                                -8.33%            NA           -7.44%
Mutual Shares Securities - Class 2                        NA              NA             NA
Oppenheimer Aggressive Growth/VA                          NA              NA           75.97%**
Oppenheimer Capital Appreciation/VA                       NA              NA           34.58%**
Oppenheimer Global Securities/VA                          NA              NA           51.19%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           14.90%**
Oppenheimer Strategic Bond/VA                             NA              NA           -3.73%**
Templeton Developing Markets Securities - Class 2         NA              NA           46.04%**
Templeton International Securities - Class 2              NA              NA           16.41%**



*The Variable Sub-Accounts listed above commenced operations on November 10, 1998, with the exception of the following sub-accounts:

The Dreyfus Socially Responsible Growth, Dreyfus VIF Growth & Income, Dreyfus VIF Money Market, Variable Sub-Accounts, which commenced operations on September 11, 1997; AIM V.I. Capital Appreciation, AIM V.I. Diversified Income, AIM V.I. Growth and Income, AIM V.I Growth, AIM V.I. International Equity, AIM V.I. Value Fund, Dreyfus Stock Index Sub-Accounts, which commenced operations on January 28, 1998; Templeton Developing Markets Securities - Class 2, Templeton International Securities - Class 2, Oppenheimer Aggressive Growth, Oppenheimer Capital Appreciation, Oppenheimer Global Securities, Oppenheimer Main Street Growth & Income, and Oppenheimer Strategic Bond Variable Sub-Accounts, which commenced operations on December 17, 1999; Mutual Shares Securities - Class 2 and Franklin Small Cap - Class 2, which commenced operations on May 1, 2000.


**Performance figures are not annualized.

(With the Enhanced Death Benefit Rider)

                                                                                      10 Year or
Variable Sub-Account                                   One Year       Five Year    Since Inception
                                                                                      (if less)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       12.30%            NA           18.19%
AIM V.I. Capital Appreciation                           37.16%            NA           30.25%
AIM V.I. Diversified Income                             -8.62%            NA           -4.06%
AIM V.I. Growth and Income                              26.93%            NA           28.15%
AIM V.I. Growth                                         27.93%            NA           31.70%
AIM V.I. International Equity                           47.42%            NA           30.70%
AIM V.I. Value                                          22.68%            NA           28.29%
The Drefyus Socially Responsible Growth, Inc.           22.84%            NA           21.79%
Dreyfus Stock Index                                     13.52%            NA           21.99%
Dreyfus VIF Growth & Income                             11.06%            NA           11.12%
Dreyfus VIF Money Market                                -2.08%            NA            1.48%
Franklin Small Cap - Class 2                              NA              NA             NA
Goldman Sachs VIT CORE (SM) Small Cap Equity            10.50%            NA           14.59%
Goldman Sachs VIT CORE (SM) U.S. Equity                 17.16%            NA           23.35%
Goldman Sachs VIT Global Income                         -7.76%            NA           -9.54%
Morgan Stanley UIF Fixed Income                         -8.35%            NA           -6.29%
Morgan Stanley UIF Global Equity                        -2.70%            NA            2.01%
Morgan Stanley UIF Mid Cap Value                        13.01%            NA           22.17%
Morgan Stanley UIF Value                                -8.57%            NA           -7.68%
Mutual Shares Securities - Class 2                        NA              NA             NA
Oppenheimer Aggressive Growth/VA                          NA              NA           75.52%**
Oppenheimer Capital Appreciation/VA                       NA              NA           34.24%**
Oppenheimer Global Securities/VA                          NA              NA           50.80%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           14.60%**
Oppenheimer Strategic Bond/VA                             NA              NA           -3.98%**
Templeton Developing Markets Securities - Class 2         NA              NA           45.67%**
Templeton International Securities - Class 2              NA              NA           16.10%**


*The inception dates of the Variable Sub-Accounts appear in the first table above.

(With Income Benefit Rider)

                                                                                     10 Year or
Variable Sub-Account                                  One Year       Five Year    Since Inception
                                                                                       (if less)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       12.00%            NA           17.88%
AIM V.I. Capital Appreciation                           36.80%            NA           29.92%
AIM V.I. Diversified Income                             -8.86%            NA           -4.31%
AIM V.I. Growth and Income                              26.60%            NA           27.82%
AIM V.I. Growth                                         27.59%            NA           31.36%
AIM V.I. International Equity                           47.04%            NA           30.37%
AIM V.I. Value                                          22.36%            NA           27.96%
The Drefyus Socially Responsible Growth, Inc.           22.52%            NA           21.48%
Dreyfus Stock Index                                     13.22%            NA           21.67%
Dreyfus VIF Growth & Income                             10.77%            NA           10.83%
Dreyfus VIF Money Market                                -2.34%            NA            1.22%
Franklin Small Cap - Class 2                              NA              NA             NA
Goldman Sachs VIT CORE (SM) Small Cap Equity            10.21%            NA           14.29%
Goldman Sachs VIT CORE (SM) U.S. Equity                 16.85%            NA           23.03%
Goldman Sachs VIT Global Income                         -8.00%            NA           -9.78%
Morgan Stanley UIF Fixed Income                         -8.59%            NA           -6.54%
Morgan Stanley UIF Global Equity                        -2.95%            NA            1.74%
Morgan Stanley UIF Mid Cap Value                        12.72%            NA           21.85%
Morgan Stanley UIF Value                                -8.82%            NA           -7.93%
Mutual Shares Securities - Class 2                        NA              NA             NA
Oppenheimer Aggressive Growth/VA                          NA              NA           75.07%**
Oppenheimer Capital Appreciation/VA                       NA              NA           33.89%**
Oppenheimer Global Securities/VA                          NA              NA           50.41%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           14.30%**
Oppenheimer Strategic Bond/VA                             NA              NA           -4.23%**
Templeton Developing Markets Securities - Class 2         NA              NA           45.29%**
Templeton International Securities - Class 2              NA              NA           15.80%**



*The inception dates of the Variable Sub-Accounts appear in the first table above.



(With the Enhanced Death Benefit and Income Benefit Riders)

                                                                                     10 Year or
Variable Sub-Account                                  One Year       Five Year    Since Inception
                                                                                    (if less)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       12.30%            NA           18.19%
AIM V.I. Capital Appreciation                           37.16%            NA           30.25%
AIM V.I. Diversified Income                             -8.62%            NA           -4.06%
AIM V.I. Growth and Income                              26.93%            NA           28.15%
AIM V.I. Growth                                         27.93%            NA           31.70%
AIM V.I. International Equity                           47.42%            NA           30.70%
AIM V.I. Value                                          22.68%            NA           28.29%
The Drefyus Socially Responsible Growth, Inc.           22.84%            NA           21.79%
Dreyfus Stock Index                                     13.52%            NA           21.99%
Dreyfus VIF Growth & Income                             11.06%            NA           11.12%
Dreyfus VIF Money Market                                -2.08%            NA            1.48%
Franklin Small Cap - Class 2                              NA              NA             NA
Goldman Sachs VIT CORE (SM) Small Cap Equity            10.50%            NA           14.59%
Goldman Sachs VIT CORE (SM) U.S. Equity                 17.16%            NA           23.35%
Goldman Sachs VIT Global Income                         -7.76%            NA           -9.54%
Morgan Stanley UIF Fixed Income                         -8.35%            NA           -6.29%
Morgan Stanley UIF Global Equity                        -2.70%            NA            2.01%
Morgan Stanley UIF Mid Cap Value                        13.01%            NA           22.17%
Morgan Stanley UIF Value                                -8.57%            NA           -7.68%
Mutual Shares Securities - Class 2                        NA              NA             NA
Oppenheimer Aggressive Growth/VA                          NA              NA           75.52%**
Oppenheimer Capital Appreciation/VA                       NA              NA           34.24%**
Oppenheimer Global Securities/VA                          NA              NA           50.80%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           14.60%**
Oppenheimer Strategic Bond/VA                             NA              NA           -3.98%**
Templeton Developing Markets Securities - Class 2         NA              NA           45.67%**
Templeton International Securities - Class 2              NA              NA           16.10%**


*The inception dates of the Variable Sub-Accounts appear in the table above.

NON-STANDARDIZED TOTAL RETURNS

From time to time, we also may quote average annual total returns that do not reflect the withdrawal charge. We calculate these "non-standardized total returns" in exactly the same way as the standardized total returns described above, except that we replace the ending redeemable value of the hypothetical account for the period with an ending redeemable value for the period that does not take into account any charges on amounts surrendered.

In addition, we may advertise the total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations would not reflect deductions for withdrawal charges which may be imposed on the Contracts which, if reflected, would reduce the performance quoted. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the Accumulation Unit Value at the end of the defined period divided by the Accumulation Unit Value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year end to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); "the prior calendar year"; "'n' most recent Calendar Years"; and "Inception (commencement of the Sub-account's operation) to date" (day of the advertisement).

The non-standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended September 30, 2000 are set out below. The Contract was first offered for sale as of the date of this Statement of Additional Information. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current asset-based charges (but not the withdrawal charge, contract maintenance charge, or taxes) under the Contract that would have applied had it been available during the periods shown. No non-standardized total returns are shown for the AIM V.I. Aggressive Growth, AIM VI Dent Demographic Trends, Fidelity VIP Contrafund Service Class 2, Fidelity VIP Equity Income Service Class 2, Fidelity VIP Growth Service Class 2, Fidelity VIP High Income Service Class 2, Fidelity VIP Asset Manager Growth - Service Class 2, Franklin Global Health Care Securities, Franklin Technology Securities, Goldman Sachs Internet Tollkeeper, LSA Focused Equity, LSA Growth Equity, MFS Emerging Growth - Service Class, MFS Growth with Income - Service Class, MFS New Discovery Service Class, MFS Research Service Class, and MFS Utilities Series - Service Class Variable Sub-Accounts, because these Variable Sub-Accounts commenced operations as of the date of this Statement of Additional Information



(Without the Enhanced Death Benefit Rider, the Income Benefit Rider or the
Enhanced Earnings Death Benefit Rider)


                                                                                     Ten Year or
Variable Sub-Account                                  One Year       Five Year    Since Inception
                                                                                      (if less)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       17.76%            NA           18.04%
AIM V.I. Capital Appreciation                           42.69%            NA           32.06%
AIM V.I. Diversified Income                             -3.20%            NA            4.51%
AIM V.I. Growth and Income                              32.44%            NA           22.83%
AIM V.I. Growth                                         33.43%            NA           21.29%
AIM V.I. International Equity                           52.97%            NA           17.23%
AIM V.I. Value                                          28.17%            NA           21.43%
The Drefyus Socially Responsible Growth, Inc.           28.34%            NA           21.67%
Dreyfus Stock Index                                     18.99%            NA           15.91%
Dreyfus VIF Growth & Income                             16.53%            NA           19.63%
Dreyfus VIF Money Market                                 3.35%            NA            3.47%
Franklin Small Cap - Class 2                              NA              NA             NA
Franklin Technology Securities - Class 2                  NA              NA             NA
Goldman Sachs VIT CORE (SM) Small Cap Equity            15.96%            NA            1.84%
Goldman Sachs VIT CORES(SM) U.S. Equity                 22.64%            NA           18.83%
Goldman Sachs VIT Global Income                         -2.34%            NA           -0.27%
Morgan Stanley UIF Fixed Income                         -2.93%            NA            3.84%
Morgan Stanley UIF Global Equity                         2.73%            NA           10.84%
Morgan Stanley UIF Mid Cap Value                        18.48%            NA           23.53%
Morgan Stanley UIF Value                                -3.16%            NA            3.74%
Mutual Shares Securities - Class 2                        NA              NA             NA
Oppenheimer Aggressive Growth/VA                          NA              NA           81.15%**
Oppenheimer Capital Appreciation/VA                       NA              NA           39.76%**
Oppenheimer Global Securities/VA                          NA              NA           56.36%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           20.08%**
Oppenheimer Strategic Bond/VA                             NA              NA            1.45%**
Templeton Developing Markets Securities - Class 2         NA              NA           51.22%**
Templeton International Securities - Class 2              NA              NA           21.58%**



*The inception dates of the Variable Sub-Accounts appear in the table under "Standardized Total Returns."

(With the Enhanced Death Benefit Rider)

                                                                                      Ten Year or
Variable Sub-Account                                   One Year       Five Year    Since Inception
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       17.47%            NA           17.74%
AIM V.I. Capital Appreciation                           42.33%            NA           32.39%
AIM V.I. Diversified Income                             -3.45%            NA            4.25%
AIM V.I. Growth and Income                              32.10%            NA           22.52%
AIM V.I. Growth                                         33.10%            NA           20.98%
AIM V.I. International Equity                           52.59%            NA           16.94%
AIM V.I. Value                                          27.85%            NA           21.12%
The Drefyus Socially Responsible Growth, Inc.           28.02%            NA           21.36%
Dreyfus Stock Index                                     18.69%            NA           15.62%
Dreyfus VIF Growth & Income                             16.24%            NA           19.34%
Dreyfus VIF Money Market                                 3.09%            NA            3.21%
Franklin Small Cap - Class 2                              NA              NA             NA
Goldman Sachs VIT CORE (SM) Small Cap Equity            15.68%            NA            1.59%
Goldman Sachs VIT CORE (SM) U.S. Equity                 22.33%            NA           18.53%
Goldman Sachs VIT Global Income                         -2.58%            NA           -0.52%
Morgan Stanley UIF Fixed Income                         -3.18%            NA            3.59%
Morgan Stanley UIF Global Equity                         2.48%            NA           10.56%
Morgan Stanley UIF Mid Cap Value                        18.19%            NA           23.22%
Morgan Stanley UIF Value                                -3.40%            NA            3.48%
Mutual Shares Securities - Class 2                        NA              NA             NA
Oppenheimer Aggressive Growth/VA                          NA              NA           80.70%**
Oppenheimer Capital Appreciation/VA                       NA              NA           39.41%**
Oppenheimer Global Securities/VA                          NA              NA           55.97%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           19.78%**
Oppenheimer Strategic Bond/VA                             NA              NA            1.19%**
Templeton Developing Markets Securities - Class 2         NA              NA           50.84%**
Templeton International Securities - Class 2              NA              NA           21.28%**



*The inception dates of the Variable Sub-Accounts appear in the first table under "Standardized Total Returns."

(With the Income Benefit Rider)

                                                                                     Ten Year or
                       Fund                            One Year       Five Year    Since Inception
                                                                                       (if less)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       17.18%            NA           17.45%
AIM V.I. Capital Appreciation                           41.98%            NA           32.06%
AIM V.I. Diversified Income                             -3.69%            NA            3.99%
AIM V.I. Growth and Income                              31.77%            NA           22.22%
AIM V.I. Growth                                         32.77%            NA           20.68%
AIM V.I. International Equity                           52.21%            NA           16.65%
AIM V.I. Value                                          27.54%            NA           20.82%
The Drefyus Socially Responsible Growth, Inc.           27.70%            NA           21.06%
Dreyfus Stock Index                                     18.40%            NA           15.33%
Dreyfus VIF Growth & Income                             15.95%            NA           19.04%
Dreyfus VIF Money Market                                 2.84%            NA            2.95%
Franklin Small Cap - Class 2                              NA              NA           31.14%
Goldman Sachs VIT CORE (SM) Small Cap Equity            15.39%            NA            1.34%
Goldman Sachs VIT CORE (SM) U.S. Equity                 22.02%            NA           18.23%
Goldman Sachs VIT Global Income                         -2.83%            NA           -0.76%
Morgan Stanley UIF Fixed Income                         -3.42%            NA            3.33%
Morgan Stanley UIF Global Equity                         2.22%            NA           10.29%
Morgan Stanley UIF Mid Cap Value                        17.89%            NA           22.91%
Morgan Stanley UIF Value                                -3.64%            NA            3.22%
Mutual Shares Securities - Class 2                      11.33%            NA            8.84%
Oppenheimer Aggressive Growth/VA                          NA              NA           80.25%**
Oppenheimer Capital Appreciation/VA                       NA              NA           39.06%**
Oppenheimer Global Securities/VA                          NA              NA           55.58%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           19.48%**
Oppenheimer Strategic Bond/VA                             NA              NA            0.94%**
Templeton Developing Markets Securities - Class 2         NA              NA           50.46%**
Templeton International Securities - Class 2              NA              NA           20.98%**



*The inception dates of the Variable Sub-Accounts appear in the first table under "Standardized Total Returns."


(With the Enhanced Death Benefit and Income Benefit Riders)

                                                                                     Ten Year or
 Variable Sub-Account                                  One Year       Five Year    Since Inception
                                                                                        (if less)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced                                       17.47%            NA           17.74%
AIM V.I. Capital Appreciation                           42.33%            NA           32.39%
AIM V.I. Diversified Income                             -3.45%            NA            4.25%
AIM V.I. Growth and Income                              32.10%            NA           22.52%
AIM V.I. Growth                                         33.10%            NA           20.98%
AIM V.I. International Equity                           52.59%            NA           16.94%
AIM V.I. Value                                          27.85%            NA           21.12%
The Drefyus Socially Responsible Growth, Inc.           28.02%            NA           21.36%
Dreyfus Stock Index                                     18.69%            NA           15.62%
Dreyfus VIF Growth & Income                             16.24%            NA           19.34%
Dreyfus VIF Money Market                                 3.09%            NA            3.21%
Franklin Small Cap - Class 2                              NA              NA             NA
Goldman Sachs VIT CORE (SM) Small Cap Equity            15.68%            NA            1.59%
Goldman Sachs VIT CORE (SM) U.S. Equity                 22.33%            NA           18.53%
Goldman Sachs VIT Global Income                         -2.58%            NA           -0.52%
Morgan Stanley UIF Fixed Income                         -3.18%            NA            3.59%
Morgan Stanley UIF Global Equity                         2.48%            NA           10.56%
Morgan Stanley UIF Mid Cap Value                        18.19%            NA           23.22%
Morgan Stanley UIF Value                                -3.40%            NA            3.48%
Mutual Shares Securities - Class 2                        NA              NA             NA
Oppenheimer Aggressive Growth/VA                          NA              NA           80.70%**
Oppenheimer Capital Appreciation/VA                       NA              NA           39.41%**
Oppenheimer Global Securities/VA                          NA              NA           55.97%**
Oppenheimer Main Street Growth & Income/VA                NA              NA           19.78%**
Oppenheimer Strategic Bond/VA                             NA              NA            1.19%**
Templeton Developing Markets Securities - Class 2         NA              NA           50.84%**
Templeton International Securities - Class 2              NA              NA           21.28%**



*The inception dates of the Variable Sub-Accounts appear in the first table under "Standardized Total Returns."

ADJUSTED HISTORICAL TOTAL RETURNS


We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract and the contract maintenance charge, but not the withdrawal charge.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended September 30, 2000 are set out below. No adjusted historical total returns are shown for the Franklin Technology Securities - Class 2 and Goldman Sachs VIT Internet Tollkeeper Variable Sub-Accounts because the funds in which they invest commenced operations, respectively, on April 28, 2000 and May 31, 2000.



The inception dates of the Portfolios are as follows:





-------------------------------------------------------------------- ----------------------------------------
FUND                                                                 PORTFOLIO INCEPTION DATE
-------------------------------------------------------------------- ----------------------------------------
AIM V.I. Aggressive Growth Fund                                              5/1/98
AIM V.I. Balanced Fund                                                       5/1/98
AIM V.I. Capital Appreciation Fund                                           5/5/93
AIM V.I. Dent Demographic Trends Fund                                      12/29/99
AIM V.I. Diversified Income Fund                                             5/5/93
AIM V.I. Growth and Income Fund                                              5/2/94
AIM V.I. Growth Fund                                                         5/5/93
AIM V.I. International Equity Fund                                           5/5/93
AIM V.I. Value Fund                                                          5/5/93

The Drefyus Socially Responsible Growth Fund, Inc.                          10/7/93
Dreyfus Stock Index Fund                                                    9/29/89
Dreyfus VIF Growth & Income Portfolio                                        5/2/94
Dreyfus VIF Money Market Portfolio                                          8/31/90

Fidelity VIP Asset Manager: Growth (R)Portfolio - Service Class 2            1/4/95
Fidelity VIP Contrafund (R)Portfolio - Service Class 2                       1/3/95
Fidelity VIP Equity-Income Portfolio - Service Class 2                      10/9/86
Fidelity VIP Growth Portfolio - Service Class 2                             10/9/86
Fidelity VIP High Income Portfolio - Service Class 2                        9/19/85

Franklin Global Health Care Securities Fund - Class 2                       5/31/98
Franklin Small Cap Fund - Class 2                                           11/1/95
Franklin Technology Securities Fund - Class 2                               5/31/00

Goldman Sachs VIT CORESM Small Cap Equity Fund                              2/13/98
Goldman Sachs VIT CORESM U.S. Equity Fund                                   2/13/98
Goldman Sachs VIT Global Income Fund                                        1/12/98
Goldman Sachs VIT Internet Tollkeeper FundSM                                4/28/00

LSA Focused  Equity Fund                                                    10/1/99
LSA Growth Equity Fund                                                      10/1/99

MFS Emerging Growth Series - Service Class                                  7/24/95
MFS Growth with Income Series - Service Class                               10/9/95
MFS New Discovery Series - Service Class                                     5/1/98
MFS Research Series - Service Class                                         7/26/95
MFS Utilities Series - Service Class                                         1/3/95

Morgan Stanley UIF Fixed Income Portfolio                                    1/2/97
Morgan Stanley UIF Global Equity Portfolio                                   1/2/97
Morgan Stanley UIF Mid Cap Value Portfolio                                   1/2/97
Morgan Stanley UIF Value Portfolio                                           1/2/97

Mutual Shares Securities Fund - Class 2                                     11/8/96

Oppenheimer Aggressive Growth Fund/VA                                       8/15/86
Oppenheimer Capital Appreciation Fund/VA                                     4/3/85
Oppenheimer Global Securities Fund/VA                                      11/12/90
Oppenheimer Main Street Growth & Income Fund/VA                              7/5/95
Oppenheimer Strategic Bond Fund/VA                                           5/3/93

Templeton Developing Markets Securities Fund - Class 2                       3/4/96
Templeton International Securities Fund - Class 2                            5/1/92





(Without the Enhanced Death Benefit Rider, Income Benefit Rider, or the Enhanced
Earnings Death Benefit Rider)


                                            Average Annual Returns                                     10 Year
Variable Sub-Account                                          One Year           Five Year         Since Inception*
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Aggressive Growth Fund                               37.56%                 NA                 19.21%
AIM V.I. Balanced Fund                                        12.59%                 NA                 15.19%
AIM V.I. Capital Appreciation Fund                            37.51%               23.56%               20.65%
AIM V.I. Dent Demographic Trends Fund                           NA                   NA                  1.92%
AIM V.I. Diversified Income Fund                              -8.38%               5.78%                 4.44%
AIM V.I. Growth and Income Fund                               27.26%               26.15%               22.60%
AIM V.I. Growth Fund                                          28.26%               27.60%               21.23%
AIM V.I. International Equity Fund                            47.80%               19.91%               17.18%
AIM V.I. Value Fund                                           23.00%               25.20%               21.37%
The Drefyus Socially Responsible Growth Fund, Inc.            23.16%               25.62%               21.61%
Dreyfus Stock Index Fund                                      13.81%               26.06%               15.85%
Dreyfus VIF Growth & Income Portfolio                         11.35%               22.89%               19.39%
Dreyfus VIF Money Market Portfolio                            -1.82%                2.97%                3.40%
Fidelity VIP Asset Manager: Growth (R)
        Portfolio - Service Class 2++                          3.89%                 NA                 12.50%
Fidelity VIP Contrafund (R) Portfolio - Service Class 2++     17.42%                 NA                 25.73%
Fidelity VIP Equity-Income Portfolio - Service Class 2++      -0.27%               16.74%               13.06%
Fidelity VIP Growth Portfolio - Service Class 2++             30.42%               27.66%               18.26%
Fidelity VIP High Income Portfolio - Service Class 2++         1.63%                8.88%               10.80%
Franklin Global Health Care Securities Fund - Class 2        -14.51%                 NA                 -2.85%
Franklin Small Cap Fund - Class 2+                            89.13%                 NA                 28.25%
Franklin Technology Securities Fund - Class 2                   NA                   NA                   NA
Goldman Sachs VIT CORE (SM) Small Cap Equity Fund             10.79%                 NA                 -0.95%
Goldman Sachs VIT CORE (SM) U.S. Equity Fund                  17.46%                 NA                 16.40%
Goldman Sachs VIT Global Income Fund                          -7.51%                 NA                 -2.98%
Goldman Sachs VIT Internet Tollkeeper Fund (SM)                 NA                   NA                   NA
LSA Focused  Equity Fund                                        NA                   NA                 76.13%
LSA Growth Equity Fund                                          NA                   NA                 76.70%
MFS Emerging Growth Series - Service Class+++                 69.17%                 NA                 34.28%
MFS Growth with Income Series - Service Class+++               0.09%                 NA                 18.98%
MFS New Discovery Series - Service Class+++                   65.92%                 NA                 36.49%
MFS Research Series - Service Class+++                        17.21%                 NA                 20.76%
MFS Utilities Series - Service Class+++                       16.55%                 NA                 18.98%
Morgan Stanley UIF Fixed Income Portfolio                     -8.11%                 NA                  2.44%
Morgan Stanley UIF Global Equity Portfolio                    -2.44%                 NA                  9.60%
Morgan Stanley UIF Mid Cap Value Portfolio                    13.31%                 NA                 22.53%
Morgan Stanley UIF Value Portfolio                            -8.33%                 NA                  2.33%
Mutual Shares Securities Fund - Class +                        6.71%                 NA                  8.17%
Oppenheimer Aggressive Growth Fund/VA                         75.97%               7.67%                17.53%
Oppenheimer Capital Appreciation Fund/VA                      34.58%              28.61%                16.00%
Oppenheimer Global Securities Fund/VA                         51.19%              19.65%                15.17%
Oppenheimer Main Street Growth & Income Fund/VA               14.90%                 NA                 23.70%
Oppenheimer Strategic Bond Fund/VA                            -3.73%               6.21%                 4.69%
Templeton Developing Markets Securities Fund - Class 2+       46.04%                 NA                 -8.22%
Templeton International Securities Fund - Class 2+            16.41%              15.03%                13.66%
------------------------------

*The inception dates of the portfolios appear in the first table under "Adjusted Historical Total Returns."

(With Enhanced Death Benefit Rider)*

                                           Average Annual Returns                                    10 Year
Variable Sub-Account                                        One Year           Five Year        Since Inception**
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Aggressive Growth Fund                             37.20%                 NA                 18.90%
AIM V.I. Balanced Fund                                      12.30%                 NA                 14.89%
AIM V.I. Capital Appreciation Fund                          37.16%               23.25%               20.35%
AIM V.I. Dent Demographic Trends Fund                          NA                   NA                 1.65%
AIM V.I. Diversified Income Fund                            -8.62%               5.51%                 4.18%
AIM V.I. Growth and Income Fund                             26.93%               25.83%               22.29%
AIM V.I. Growth Fund                                        27.93%               27.28%               20.93%
AIM V.I. International Equity Fund                          47.42%               19.60%               16.88%
AIM V.I. Value Fund                                         22.68%               24.88%               21.07%
The Drefyus Socially Responsible Growth Fund, Inc.          22.84%               25.30%               21.31%
Dreyfus Stock Index Fund                                    13.52%               25.75%               15.57%
Dreyfus VIF Growth & Income Portfolio                       11.06%               22.58%               19.09%
Dreyfus VIF Money Market Portfolio                          -2.08%                2.70%                3.14%
Fidelity VIP Asset Manager: Growth (R)
        Portfolio - Service Class 2++                        3.62%                 NA                 12.22%
Fidelity VIP Contrafund (R) Portfolio - Service Class 2++   17.11%                 NA                 25.41%
Fidelity VIP Equity-Income Portfolio - Service Class 2++    -0.53%               16.45%               12.78%
Fidelity VIP Growth Portfolio - Service Class 2++           30.08%               27.34%               17.97%
Fidelity VIP High Income Portfolio - Service Class 2++       1.36%                8.60%               10.52%
Franklin Global Health Care Securities Fund - Class 2      -14.74%                 NA                 -3.11%
Franklin Small Cap Fund - Class 2+                         108.34%                 NA                 30.97%
Franklin Technology Securities Fund - Class 2                 NA                   NA                   NA
Goldman Sachs VIT CORE (SM) Small Cap Equity Fund           10.50%                 NA                 -1.21%
Goldman Sachs VIT CORE (SM) U.S. Equity Fund                17.16%                 NA                 16.09%
Goldman Sachs VIT Global Income Fund                        -7.76%                 NA                 -3.23%
Goldman Sachs VIT Internet Tollkeeper Fund (SM)               NA                   NA                   NA
LSA Focused  Equity Fund                                      NA                   NA                 75.69%
LSA Growth Equity Fund                                        NA                   NA                 76.27%
MFS Emerging Growth Series - Service Class+++               68.74%                 NA                 33.94%
MFS Growth with Income Series - Service Class+++            -0.17%                 NA                 18.68%
MFS New Discovery Series - Service Class+++                 65.49%                 NA                 36.14%
MFS Research Series - Service Class+++                      16.91%                 NA                 20.45%
MFS Utilities Series - Service Class+++                     16.25%                 NA                 18.68%
Morgan Stanley UIF Fixed Income Portfolio                   -8.35%                 NA                  2.17%
Morgan Stanley UIF Global Equity Portfolio                  -2.70%                 NA                  9.32%
Morgan Stanley UIF Mid Cap Value Portfolio                  13.01%                 NA                 22.22%
Morgan Stanley UIF Value Portfolio                          -8.57%                 NA                  2.07%
Mutual Shares Securities Fund - Class 2+                     6.43%                 NA                  7.89%
Oppenheimer Aggressive Growth Fund/VA                       75.52%               27.35%               17.23%
Oppenheimer Capital Appreciation Fund/VA                    34.24%               28.28%               15.71%
Oppenheimer Global Securities Fund/VA                       50.80%               19.34%               14.88%
Oppenheimer Main Street Growth & Income Fund/VA             14.60%                 NA                 23.39%
Oppenheimer Strategic Bond Fund/VA                          -3.98%               5.93%                 4.43%
Templeton Developing Markets Securities Fund - Class 2+     45.67%                 NA                 -8.47%
Templeton International Securities Fund - Class 2+          16.10%               14.74%               13.38%

*Performance figures have been adjusted to reflect the current charge for the Enhanced Death Benefit Rider as if that feature had been available throughout the periods shown.

**The inception dates of the portfolio appear in the first table under "Adjusted Historical Total Returns."


(With Income Benefit Rider)*

                                           Average Annual Returns                                   10 Year
                                Fund                      One Year           Five Year        Since Inception**
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Aggressive Growth Fund                           36.85%                 NA                18.60%
AIM V.I. Balanced Fund                                    12.00%                 NA                14.59%
AIM V.I. Capital Appreciation Fund                        36.80%              22.94%               20.05%
AIM V.I. Dent Demographic Trends Fund                       NA                   NA                 1.65%
AIM V.I. Diversified Income Fund                          -8.86%               5.24%                3.92%
AIM V.I. Growth and Income Fund                           26.60%              25.51%               21.98%
AIM V.I. Growth Fund                                      27.59%              26.96%               20.63%
AIM V.I. International Equity Fund                        47.04%              19.30%               16.59%
AIM V.I. Value Fund                                       22.36%              24.57%               20.77%
The Drefyus Socially Responsible Growth Fund, Inc.        22.52%              24.99%               21.01%
Dreyfus Stock Index Fund                                  13.22%              25.43%               15.28%
Dreyfus VIF Growth & Income Portfolio                     10.77%              22.27%               18.79%
Dreyfus VIF Money Market Portfolio                        -2.34%               2.44%               2.88%
Fidelity VIP Asset Manager: Growth (R)
        Portfolio - Service Class 2++                      3.35%                 NA                11.93%
Fidelity VIP Contrafund (R)Portfolio - Service Class 2++  16.80%                 NA                25.09%
Fidelity VIP Equity-Income Portfolio - Service Class 2++  -0.79%              16.15%               12.49%
Fidelity VIP Growth Portfolio - Service Class 2 ++        29.75%              27.01%               17.67%
Fidelity VIP High Income Portfolio - Service Class 2++     1.09%                8.32%               10.24%
Franklin Global Health Care Securities Fund - Class 2    -14.97%                 NA                -3.36%
Franklin Small Cap Fund - Class 2+                       108.35%                 NA                30.72%
Franklin Technology Securities Fund - Class 2                NA                  NA                   NA
Goldman Sachs VIT CORE (SM) Small Cap Equity Fund         10.21%                 NA                -1.47%
Goldman Sachs VIT CORE (SM) U.S. Equity Fund              16.85%                 NA                15.79%
Goldman Sachs VIT Global Income Fund                      -8.00%                 NA                -3.49%
Goldman Sachs VIT Internet Tollkeeper Fund (SM)              NA                  NA                   NA
LSA Focused  Equity Fund                                     NA                  NA                75.26%
LSA Growth Equity Fund                                       NA                  NA                75.83%
MFS Emerging Growth Series - Service Class+++             68.31%                 NA                33.60%
MFS Growth with Income Series - Service Class+++          -0.43%                 NA                18.38%
MFS New Discovery Series - Service Class+++               65.07%                 NA                35.79%
MFS Research Series - Service Class+++                    16.60%                 NA                20.15%
MFS Utilities Series - Service Class+++                   15.94%                 NA                18.38%
Morgan Stanley UIF Fixed Income Portfolio                 -8.59%                 NA                 1.91%
Morgan Stanley UIF Global Equity Portfolio                -2.95%                 NA                 9.04%
Morgan Stanley UIF Mid Cap Value Portfolio                12.72%                 NA                21.91%
Morgan Stanley UIF Value Portfolio                        -8.82%                 NA                 1.80%
Mutual Shares Securities Fund - Class 2+                  6.15%                  NA                 7.61%
Oppenheimer Aggressive Growth Fund/VA                     75.07%              27.03%               16.94%
Oppenheimer Capital Appreciation Fund/VA                  33.89%              27.96%               15.42%
Oppenheimer Global Securities Fund/VA                     50.41%              19.04%               14.59%
Oppenheimer Main Street Growth & Income Fund/VA           14.30%                 NA                23.07%
Oppenheimer Strategic Bond Fund/VA                        -4.23%               5.66%                4.16%
Templeton Developing Markets Securities Fund - Class 2+   45.29%                 NA                -8.71%
Templeton International Securities Fund - Class 2+        15.80%               14.45%              13.10%


*Performance figures have been adjusted to reflect the current charge for the Income Benefit Rider as if that feature had been available throughout the periods shown.

**The inception dates of the portfolios appear in the first table under "Adjusted Historical Total Returns."

(With the Enhanced Death Benefit and Income Benefit Riders)*

                                           Average Annual Returns                                         10 Year
                                Fund                          One Year        Five Year             Since Inception**
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Aggressive Growth Fund                                37.20%                 NA                 18.90%
AIM V.I. Balanced Fund                                         12.30%                 NA                 14.89%
AIM V.I. Capital Appreciation Fund                             37.16%               23.25%               20.35%
AIM V.I. Dent Demographic Trends Fund                            NA                   NA                  1.65%
AIM V.I. Diversified Income Fund                               -8.62%                5.51%                4.18%
AIM V.I. Growth and Income Fund                                26.93%               25.83%               22.29%
AIM V.I. Growth Fund                                           27.93%               27.28%               20.93%
AIM V.I. International Equity Fund                             47.42%               19.60%               16.88%
AIM V.I. Value Fund                                            22.68%               24.88%               21.07%
The Drefyus Socially Responsible Growth Fund, Inc.             22.84%               25.30%               21.31%
Dreyfus Stock Index Fund                                       13.52%               25.75%               15.57%
Dreyfus VIF Growth & Income Portfolio                          11.06%               22.58%               19.09%
Dreyfus VIF Money Market Portfolio                             -2.08%                2.70%                3.14%
Fidelity VIP Asset Manager: Growth (R)
        Portfolio - Service Class 2++                           3.62%                 NA                 12.22%
Fidelity VIP Contrafund (R) Portfolio - Service Class 2++      17.11%                 NA                 25.41%
Fidelity VIP Equity-Income Portfolio - Service Class 2++       -0.53%               16.45%               12.78%
Fidelity VIP Growth Portfolio - Service Class 2++              30.08%               27.34%               17.97%
Fidelity VIP High Income Portfolio - Service Class 2++          1.36%                8.60%               10.52%
Franklin Global Health Care Securities Fund - Class 2         -14.74%                 NA                 -3.11%
Franklin Small Cap Fund - Class 2+                            108.34%                 NA                 30.97%
Franklin Technology Securities Fund - Class 2                    NA                   NA                   NA
Goldman Sachs VIT CORE (SM) Small Cap Equity Fund              10.50%                 NA                 -1.21%
Goldman Sachs VIT CORE (SM) U.S. Equity Fund                   17.16%                 NA                 16.09%
Goldman Sachs VIT Global Income Fund                           -7.76%                 NA                 -3.23%
Goldman Sachs VIT Internet Tollkeeper Fund (SM)                  NA                   NA                   NA
LSA Focused  Equity Fund                                         NA                   NA                 75.69%
LSA Growth Equity Fund                                           NA                   NA                 76.27%
MFS Emerging Growth Series - Service Class+++                  68.74%                 NA                 33.94%
MFS Growth with Income Series - Service Class+++               -0.17%                 NA                 18.68%
MFS New Discovery Series - Service Class+++                    65.49%                 NA                 36.14%
MFS Research Series - Service Class+++                         16.91%                 NA                 20.45%
MFS Utilities Series - Service Class+++                        16.25%                 NA                 18.68%
Morgan Stanley UIF Fixed Income Portfolio                      -8.35%                 NA                  2.17%
Morgan Stanley UIF Global Equity Portfolio                     -2.70%                 NA                  9.32%
Morgan Stanley UIF Mid Cap Value Portfolio                     13.01%                 NA                 22.22%
Morgan Stanley UIF Value Portfolio                             -8.57%                 NA                  2.07%
Mutual Shares Securities Fund - Class 2+                        6.43%                 NA                  7.89%
Oppenheimer Aggressive Growth Fund/VA                          75.52%               27.35%               17.23%
Oppenheimer Capital Appreciation Fund/VA                       34.24%               28.28%               15.71%
Oppenheimer Global Securities Fund/VA                          50.80%               19.34%               14.88%
Oppenheimer Main Street Growth & Income Fund/VA                14.60%                 NA                 23.39%
Oppenheimer Strategic Bond Fund/VA                             -3.98%               5.93%                 4.43%
Templeton Developing Markets Securities Fund - Class 2+        45.67%                 NA                 -8.47%
Templeton International Securities Fund - Class 2+             16.10%               14.74%               13.38%



*Performance figures have been adjusted to reflect the current charge for the Enhanced Death Benefit and Income Benefit Riders as if these features had been available throughout the periods shown.

**The inception dates of the portfolios appear in the first table under "Adjusted Historical Total Returns."

+ The Portfolios' Class 2 shares ("12b-1 class") corresponding to these Variable Sub-Accounts were first offered on January 1, 1999 (Franklin Small Cap Fund / Mutual Shares Securities Fund) and May 1, 1997 (Templeton Developing Markets Securities Fund /Templeton International Securities Fund). For periods prior to these dates, the performance shown is based on historical performance of the Portfolios' Class 1 shares ("non-12b-1 class"), and reflect a "blended return." The inception dates for the Portfolios can be found under the Adjusted Historical Total Return section of this document.

++ The Portfolios' Service Class 2 shares ("12b-1 class") corresponding to these Variable Sub-Accounts were first offered on January 12, 2000. For periods prior to January 12, 2000, the performance shown is based on historical performance of the Portfolios' Initial Class shares ("non-12b-1 class"), and reflect a "blended return." The inception dates for the Portfolios can be found under the Adjusted Historical Total Return section of this document.

+++ The Portfolios' Service Class shares ("12b-1 class") corresponding to these Variable Sub-Accounts were first offered on May 1, 2000. For periods prior to May 1, 2000, the performance shown is based on historical performance of the Portfolios' Initial Class shares ("non-12b-1 class"), and reflect a "blended return." The inception dates for the Portfolios can be found under the Adjusted Historical Total Return section of this document.


CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Sub-account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A)    The sum of:

    (1) the net asset value per share of the mutual fund underlying the sub-account determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or capital gain distributions made by the mutual fund underlying the subaccount during the current Valuation Period.

(B) Divided by the net asset value per share of the mutual fund underlying the sub-account determined as of the end of the immediately preceding Valuation Period.

(C) The result is reduced by the Mortality and Expense Risk Charge and the Administrative Expense Charge corresponding to the portion of the 365-day year (366 days for a Leap Year)that is in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.


PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF GLENBROOK LIFE AND ANNUITY COMPANY

Glenbrook is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Glenbrook, and its operations form a part of Glenbrook, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Glenbrook believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Glenbrook does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Glenbrook does not intend to make provisions for any such taxes. If Glenbrook is taxed on investment income or capital gains of the Variable Account, then Glenbrook may impose a charge against the Variable Account in order to make provision for such taxes.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE

There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS REQUIRED DISTRIBUTION AT DEATH RULES

In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.

QUALIFIED PLANS

The Contract may be used with several types of qualified plans. The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Glenbrook reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth Individual Retirement Annuities are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth Individual Retirement Annuity. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.


SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Glenbrook is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION
PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.



EXPERTS

The financial statements of Glenbrook as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the related financial statement schedule included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 1999 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 1999 and for each of the periods in the two year period then ended, the financials statements of Glenbrook as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, the related financial statement schedule and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and financial statement schedule of Glenbrook included herein should be considered only as bearing upon the ability of Glenbrook to meet its obligations under the Contracts.

The financial statements of the Variable Account for the nine months ended September 30, 2000, the financial statements of Glenbrook as of September 30, 2000 and for three and nine month periods ended September 30, 2000 and 1999 appear in the pages that follow. The financial statements of Glenbrook included herein should be considered only as bearing upon the ability of Glenbrook to meet its obligations under the Contracts.

                         PART I. FINANCIAL INFORMATION
                          ITEM 1. FINANCIAL STATEMENTS
                       GLENBROOK LIFE AND ANNUITY COMPANY
                          THREE AND NINE MONTHS ENDED
                          SEPTEMBER 30, 2000 and 1999

                          PART I. FINANCIAL INFORMATION
                          ITEM 1. FINANCIAL STATEMENTS
                       GLENBROOK LIFE AND ANNUITY COMPANY
                            STATEMENTS OF OPERATIONS



                                                Three Months Ended                             Nine Months Ended
                                                  September 30,                                  September 30,
                                      ---------------------------------------        ---------------------------------------
                                      ---------------------------------------        ---------------------------------------
($ in thousands)                            2000                  1999                     2000                 1999
                                      ------------------    -----------------        -----------------    ------------------
                                      ------------------    -----------------        -----------------    ------------------
                                                   (Unaudited)                                     (Unaudited)

Revenues
Net investment income                  $         2,762        $       1,682           $        8,017       $         4,864
Realized capital gains and losses                    1                  (69)                      91                   360
                                       ---------------        -------------           --------------       ---------------
Income from operations
    before income tax expense                    2,763                1,613                    8,108                 5,224
Income tax expense                                 966                  555                    2,834                 1,816
                                       ---------------        -------------           --------------       ---------------
Net income                             $         1,797        $       1,058           $        5,274       $         3,408
                                       ===============        =============           ==============       ===============














                       See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                        STATEMENTS OF FINANCIAL POSITION

                                                                   September 30,         December 31,
                                                                        2000                 1999
                                                                 -------------------  -------------------
                                                                 -------------------  -------------------
($ in thousands, except par value data)                             (Unaudited)
Assets

   Fixed income securities, at fair value
      (amortized cost $149,930 and $94,173 )                     $          151,516    $          92,937
   Short-term                                                                 4,522               53,063
                                                                 ------------------    -----------------
         Total investments                                                  156,038              146,000

Cash                                                                              -                    9
Reinsurance recoverable from
   Allstate Life Insurance Company, net                                   4,635,195            4,144,165
Deferred income taxes                                                             -                  293
Other assets                                                                  3,755                2,706
Separate Accounts                                                         1,889,300            1,541,756
                                                                 ------------------    -----------------
         Total assets                                            $        6,684,288    $       5,834,929
                                                                 ==================    =================

Liabilities
Reserve for life-contingent contract benefits                               $ 6,065                $ 800
Contractholder funds                                                      4,629,131            4,143,365
Current income taxes payable                                                  5,242                2,360
Deferred income taxes                                                           647                    -
Payable to affiliates, net                                                    4,269                4,122
Separate Accounts                                                         1,889,300            1,541,756
                                                                 ------------------    -----------------
         Total liabilities                                                6,534,654            5,692,403
                                                                 ------------------    -----------------

Commitments and Contingent Liabilities (Note 4)

Shareholder's equity
Common stock, $500 par value, 10,000 shares
    authorized, 5,000 issued and outstanding                                  2,500                2,500
Additional capital paid-in                                                  119,241              119,241
Retained income                                                              26,862               21,588
Accumulated other comprehensive income:
    Unrealized net capital gains (losses)                                     1,031                 (803)
                                                                 ------------------    -----------------
         Total accumulated other comprehensive income                         1,031                 (803)
                                                                 ------------------    -----------------
         Total shareholder's equity                                         149,634              142,526
                                                                 ------------------    -----------------
         Total liabilities and shareholder's equity              $        6,684,288    $       5,834,929
                                                                 ==================    =================

                       See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                            STATEMENTS OF CASH FLOWS


                                                                          Nine Months Ended
                                                                             September 30,
                                                                -----------------------------------------
                                                                -----------------------------------------
($ in thousands)                                                      2000                   1999
                                                                ------------------     ------------------
                                                                ------------------     ------------------
                                                                              (Unaudited)
Cash flows from operating activities
Net income                                                      $         5,274         $        3,408
Adjustments to reconcile net income to net cash
    provided by operating activities:
         Amortization and other non-cash items                             (420)                    (8)
         Realized capital gains and losses                                  (91)                  (360)
         Changes in:
              Income taxes payable                                        2,834                   (331)
              Other operating assets and liabilities                       (931)                   288
                                                                ---------------         --------------
                 Net cash provided by operating activities                6,666                  2,997
                                                                ---------------         --------------
Cash flows from investing activities
Fixed income securities
       Proceeds from sales                                                6,227                  7,116
       Investment collections                                             2,128                  4,297
       Investment purchases                                             (63,937)               (18,394)
Change in short-term investments, net                                    48,907                  3,984
                                                                ---------------         --------------
               Net cash used in investing activities                     (6,675)                (2,997)
                                                                ---------------         --------------


Net (decrease) increase in cash                                              (9)                     -
Cash at the beginning of period                                               9                      -
                                                                ---------------         --------------
Cash at end of period                                           $             -         $            -
                                                                ===============         ==============








                       See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

1.   Basis of Presentation

          The accompanying financial statements include the accounts of Glenbrook Life and Annuity Company (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation").

          The financial statements and notes as of September 30, 2000, and for the three month and nine month periods ended September 30, 2000 and 1999, are unaudited. The financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. These financial statements and notes should be read in conjunction with the financial statements and notes thereto included in the Glenbrook Life and Annuity Company Annual Report on Form 10-K for 1999. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.


2.   Reinsurance

          The Company has reinsurance agreements whereby substantially all contract charges, credited interest, policy benefits and certain expenses are ceded to ALIC and reflected net of such reinsurance in the statements of operations. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

          Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed by ALIC under the terms of reinsurance agreements. The following table summarizes amounts which were ceded to ALIC under reinsurance agreements.


                                                   Three Months Ended                       Nine Months Ended
                                                     September 30,                            September 30,
                                           -----------------------------------      -----------------------------------
     ($ in thousands)                           2000                1999                 2000               1999
                                           ----------------    ---------------      ---------------    ----------------

     Contract charges                         $10,009             $ 6,924              $ 28,542            $ 19,540
     Credited interest, policy benefits
          and certain expenses                 75,312              59,740               245,315             177,233


                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

3.   Comprehensive Income

          The components of other comprehensive income on a pretax and after-tax basis are as follows:

                                                                   Three months ended September 30,
                                             -----------------------------------------------------------------------------
     ($ in thousands)                                        2000                                    1999
                                             -------------------------------------    ------------------------------------
                                                                         After-                                 After-
                                               Pretax         Tax         tax           Pretax        Tax         tax
     Unrealized capital gains and
         losses:
     Unrealized holding gains (losses)
         arising during the period           $     2,167  $     (758)  $    1,409     $     (951)   $    334   $    (617)
     Less:  reclassification
          adjustments                                  1           -            1            (69)         24         (45)
                                             -----------  ----------   ----------     ----------    --------   ---------
     Unrealized net capital gains (losses)         2,166        (758)       1,408           (882)        310        (572)
                                             -----------  ----------   ----------     ----------    --------   ---------
     Other comprehensive income (loss)       $     2,166  $     (758)       1,408     $     (882)   $    310        (572)
                                             ===========  ==========                  ==========    ========
     Net income                                                             1,797                                  1,058
                                                                       ----------                              ---------
     Comprehensive income (loss)                                       $    3,205                              $     486
                                                                       ==========                              =========


                                                                   Nine months ended September 30,
                                             -----------------------------------------------------------------------------
     ($ in thousands)                                        2000                                    1999
                                             -------------------------------------    ------------------------------------
                                                                         After-                                 After-
                                               Pretax         Tax         Tax           Pretax        Tax         tax
     Unrealized capital gains and
          losses:
     Unrealized holding gains (losses)
          arising during the period           $   2,809   $    ( 983)  $   1,826      $   (5,926)  $  2,075    $  (3,851)
     Less:  reclassification
          adjustments                               (13)           5          (8)            360       (126)         234
                                             ----------   ----------   ---------      ----------   --------    ---------

     Unrealized net capital gains (losses)        2,822         (988)      1,834          (6,286)     2,201       (4,085)
                                             ----------   ----------   ---------      ----------   --------    ---------
     Other comprehensive income (loss)       $    2,822   $     (988)      1,834      $   (6,286)  $  2,201       (4,085)
                                             ==========   ==========                  ==========   ========
     Net income                                                            5,274                                   3,408
                                                                       ---------                               ---------
     Comprehensive income (loss)                                       $   7,108                               $    (677)
                                                                       =========                               =========



                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

4.   Regulation and Legal Proceedings

          The Company's business is subject to the effects of a changing social, economic and regulatory environment. Recent public and regulatory initiatives have varied and include employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance business, tax law changes affecting the taxation of insurance companies, and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

          In the normal course of its business, the Company is involved in pending or threatened litigation and regulatory actions in which claims for monetary damages are asserted. At this time, based on their present status, it is the opinion of management, that the ultimate liability, if any, in one or more of these actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
GLENBROOK LIFE AND ANNUITY COMPANY:

We have audited the accompanying Statements of Financial Position of Glenbrook Life and Annuity Company (the "Company", an affiliate of The Allstate Corporation) as of December 31, 1999 and 1998, and the related Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1999. Our audits also included Schedule IV - Reinsurance. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV - Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




/s/ Deloitte & Touche LLP

Chicago, Illinois
February 25, 2000

                          GLENBROOK LIFE AND ANNUITY COMPANY
                           STATEMENTS OF FINANCIAL POSITION

                                                                            DECEMBER 31,
                                                                   ---------------------------
                                                                      1999             1998
                                                                   ----------     ------------
($ in thousands, except par value data)

ASSETS
Investments
   Fixed income securities, at fair value
      (amortized cost $94,173 and $87,415 )                         $    92,937    $    94,313
   Short-term                                                            53,063          4,663
                                                                    -----------    -----------
         Total investments                                              146,000         98,976

Cash                                                                          9             --
Reinsurance recoverable from
   Allstate Life Insurance Company                                    4,144,165      3,113,278
Deferred income taxes                                                       293             --
Other assets                                                              2,706          2,590
Separate Accounts                                                     1,541,756        993,622
                                                                    -----------    -----------
         TOTAL ASSETS                                               $ 5,834,929    $ 4,208,466
                                                                    ===========    ===========

LIABILITIES
Reserve for life-contingent contract benefits                       $       800    $        --
Contractholder funds                                                  4,143,365      3,113,278
Current income taxes payable                                              2,360          2,181
Deferred income taxes                                                        --          2,499
Payable to affiliates, net                                                4,122          3,583
Separate Accounts                                                     1,541,756        993,622
                                                                    -----------    -----------
         TOTAL LIABILITIES                                            5,692,403      4,115,163
                                                                    -----------    -----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)

SHAREHOLDER'S EQUITY
Common stock, $500 par value, 10,000 and
    4,200 shares authorized, 5,000 and
    4,200 shares issued
    and outstanding                                                       2,500          2,100
Additional capital paid-in                                              119,241         69,641
Retained income                                                          21,588         17,079

Accumulated other comprehensive (loss) income:
    Unrealized net capital (losses) gains                                  (803)         4,483
                                                                    -----------    -----------
         TOTAL ACCUMULATED OTHER COMPREHENSIVE
             (LOSS) INCOME                                                 (803)         4,483
                                                                    -----------    -----------
         TOTAL SHAREHOLDER'S EQUITY                                     142,526         93,303
                                                                    -----------    -----------
         TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                 $ 5,834,929    $ 4,208,466
                                                                    ===========    ===========

See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                            STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME


                                                                   YEAR ENDED DECEMBER 31,
                                                               -----------------------------
($ in thousands)                                                 1999      1998       1997
                                                               -------    -------    -------
REVENUES
Net investment income                                          $ 6,579    $ 6,231    $ 5,304
Realized capital gains and losses                                  312         (5)     3,460
                                                               -------    -------    -------

INCOME FROM OPERATIONS
    BEFORE INCOME TAX EXPENSE                                    6,891      6,226      8,764
Income tax expense                                               2,382      2,182      3,078
                                                               -------    -------    -------

NET INCOME                                                       4,509      4,044      5,686
                                                               -------    -------    -------

OTHER COMPREHENSIVE (LOSS) INCOME, AFTER-TAX
Change in unrealized net capital gains and losses               (5,286)     1,315        378
                                                               -------    -------    -------

COMPREHENSIVE (LOSS) INCOME                                    $  (777)   $ 5,359    $ 6,064
                                                               =======    =======    =======


See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY


                                                                           DECEMBER 31,
                                                                ----------------------------------
                                                                   1999         1998       1997
                                                                ---------    ---------   ---------
($ in thousands)

COMMON STOCK
Balance, beginning of year                                      $   2,100    $   2,100   $   2,100
Issuance of new shares of stock                                       400           --          --
                                                                ---------    ---------   ---------
Balance, end of year                                                2,500        2,100       2,100
                                                                ---------    ---------   ---------
ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year                                      $  69,641    $  69,641   $  69,641
Capital contribution                                               49,600           --          --
                                                                ---------    ---------   ---------
Balance, end of year                                              119,241       69,641      69,641
                                                                ---------    ---------   ---------

RETAINED INCOME
Balance, beginning of year                                      $  17,079    $  13,035   $   7,349
Net income                                                          4,509        4,044       5,686
                                                                ---------    ---------   ---------
Balance, end of year                                               21,588       17,079      13,035
                                                                ---------    ---------   ---------
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of year                                      $   4,483    $   3,168   $   2,790
Change in unrealized net capital gains
    and losses                                                     (5,286)       1,315         378
                                                                ---------    ---------   ---------
Balance, end of year                                                 (803)       4,483       3,168
                                                                ---------    ---------   ---------
TOTAL SHAREHOLDER'S EQUITY                                      $ 142,526    $  93,303   $  87,944
                                                                =========    =========   =========


See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                            STATEMENTS OF CASH FLOWS


                                                                              YEAR ENDED DECEMBER 31,
                                                                         --------------------------------
($ in thousands)                                                           1999        1998        1997
                                                                         --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $  4,509    $  4,044    $  5,686
Adjustments to reconcile net income to net cash
    provided by operating activities
         Amortization and other non-cash items                                (65)        (24)         29
         Realized capital gains and losses                                   (312)          5      (3,460)
         Changes in:
              Income taxes payable                                            235       1,590         240
              Other operating assets and liabilities                          264         915         961
                                                                         --------    --------    --------
                 Net cash provided by operating activities                  4,631       6,530       3,456
                                                                         --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed income securities
       Proceeds from sales                                                  9,049       1,966       1,405
       Investment collections                                               4,945       7,123      14,217
       Investment purchases                                               (20,328)    (15,250)    (50,115)
Participation in Separate accounts                                             --          --      13,981
Change in short-term investments, net                                     (48,288)       (369)     (2,944)
                                                                         --------    --------    --------
               Net cash used in investing activities                      (54,622)     (6,530)    (23,456)
                                                                         --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock                                        400          --          --
Capital contribution                                                       49,600          --      20,000
                                                                         --------    --------    --------
           Net cash provided by financing activities                       50,000          --      20,000
                                                                         --------    --------    --------


NET INCREASE IN CASH                                                            9          --          --
CASH AT THE BEGINNING OF YEAR                                                  --          --          --
                                                                         --------    --------    --------
CASH AT END OF YEAR                                                      $      9    $     --      $   --
                                                                         ========    ========    ========

See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


1. GENERAL

BASIS OF PRESENTATION
The accompanying financial statements include the accounts of Glenbrook Life and Annuity Company (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with generally accepted accounting principles.

NATURE OF OPERATIONS
The Company markets savings and life insurance products through banks and securities firms. Savings products include deferred annuities and immediate annuities without life contingencies. Deferred annuities include fixed rate, market value adjusted, indexed and variable annuities. Life insurance consists of interest-sensitive life and variable life insurance. In 1999, substantially all of the Company's statutory premiums and deposits were from annuities.

Annuity contracts and life insurance policies issued by the Company are subject to discretionary surrender or withdrawal by customers, subject to applicable surrender charges. These policies and contracts are reinsured primarily with ALIC (see Note 3), which invests premiums and deposits to provide cash flows that will be used to fund future benefits and expenses.

The Company monitors economic and regulatory developments which have the potential to impact its business. Recently enacted federal legislation will allow for banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

Although the Company currently benefits from agreements with financial services entities who market and distribute its products, change in control of these non-affiliated entities with which the Company has alliances could negatively impact the Company's sales.

The Company is authorized to sell life and savings products in all states except New York, as well as in the District of Columbia. The top geographic locations for statutory premiums and deposits for the Company were Florida, California, Pennsylvania, Michigan, Texas, Illinois and New Jersey for the year ended December 31, 1999. No other jurisdiction accounted for more than 5% of statutory premiums and deposits. Substantially all premiums and deposits are ceded to ALIC under reinsurance agreements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses. Short-term investments are carried at cost or amortized cost, which approximates fair value.

Investment income consists primarily of interest and short-term investment dividends. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

REINSURANCE RECOVERABLE
The Company has reinsurance agreements whereby substantially all contract charges, credited interest, policy benefits and certain expenses are ceded to ALIC. Such amounts are reflected net of such reinsurance in the statements of operations and comprehensive income. Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed under terms of reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS AND INTEREST CREDITED Interest-sensitive life contracts are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charge revenue consists of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and surrender charges. Contract benefits include interest credited to contracts and claims incurred in excess of the related contractholder account balance.

Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed rate annuities, market value adjusted annuities, indexed annuities and immediate annuities without life contingencies are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charge revenue for investment contracts consists of charges assessed against the contractholder account balance for contract administration and surrenders. Contract benefits include interest credited and claims incurred in excess of the related contractholder account balance.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)



Crediting rates for fixed rate and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions. Crediting rates for indexed annuities are based on an interest rate index, such as LIBOR or an equity index, such as the S&P 500.

Investment contracts include variable annuity and variable life contracts which are sold as Separate Accounts products. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. The Company's contract charge revenue for these contracts consists of charges assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders.

All contract charges, contract benefits and interest credited are reinsured.

INCOME TAXES
The income tax provision is calculated under the liability method and presented net of reinsurance. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes arise primarily from unrealized capital gains and losses on fixed income securities carried at fair value and differences in the tax bases of investments.

SEPARATE ACCOUNTS
The Company issues deferred variable annuity and variable life contracts, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. Absent any contract provisions wherein the Company contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, the contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated objectives.

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claim to the related assets and are carried at the fair value of the assets. In the event that the asset value of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's statements of operations and comprehensive income. Revenues to the Company from the Separate Accounts consist of contract maintenance and administration fees, and mortality, surrender and expense charges.

Prior to 1998, the Company had an ownership interest ("Participation") in the Separate Accounts. The Company's Participation was carried at fair value and unrealized gains and losses, net of deferred income taxes, were shown as a component of shareholder's equity. Investment income and realized capital gains and losses which arose from the Participation were included in the Company's statements of operations and comprehensive income. The Company liquidated its Participation during 1997, which resulted in a pretax realized capital gain of $3.5 million.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)



RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to certain variable annuity contract guarantees, is computed on the basis of assumptions as to mortality, future investment yields, terminations and expenses at the time the policy is issued. These assumptions include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 6.

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of interest-sensitive life and certain investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received, net of commissions, and interest credited to the benefit of the contractholder less withdrawals, mortality charges, and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 6.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS
In 1999, the Company adopted Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. Adoption of this statement was not material to the Company's results of operations or financial position.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


3. RELATED PARTY TRANSACTIONS

REINSURANCE
The Company has reinsurance agreements whereby substantially all contract charges, credited interest, policy benefits and certain expenses are ceded to ALIC and reflected net of such reinsurance in the statements of operations and comprehensive income. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed under terms of reinsurance agreements. The following amounts were ceded to ALIC under reinsurance agreements.


                                                     YEAR ENDED DECEMBER 31,
                                                     -----------------------
                                                    1999       1998      1997
                                                 --------   --------   --------
Contract charges                                 $ 27,175   $ 19,009   $ 11,641
Credited interest, policy benefits,
   and certain expenses                           253,945    218,008    179,954


BUSINESS OPERATIONS
The Company utilizes services performed by AIC and ALIC and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC and ALIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $26,555, $15,949, and $19,243 in 1999, 1998 and 1997, respectively. Of these costs, the Company retains investment related expenses. All other costs are ceded to ALIC under reinsurance agreements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


4. INVESTMENTS

FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:


                                                             GROSS UNREALIZED
                                               AMORTIZED     ------------------  FAIR
                                                 COST         GAINS     LOSSES   VALUE
                                               ---------     -------   --------  ------

AT DECEMBER 31, 1999
U.S. government and agencies                     $24,274    $ 1,260   $     -    $25,534
Municipal                                          1,656          -      (112)     1,544
Corporate                                         49,255          9    (2,022)    47,242
Mortgage-backed securities                        18,988         96      (467)    18,617
                                                 -------    -------   -------    -------
     Total fixed income securities               $94,173    $ 1,365   $(2,601)   $92,937
                                                 =======    =======   =======    =======

AT DECEMBER 31, 1998
U.S. government and agencies                    $24,350   $ 4,308   $     -    $28,658
Municipal                                           656        24         -        680
Corporate                                        33,009     1,575       (39)    34,545
Mortgage-backed securities                       29,400     1,047       (17)    30,430
                                                -------   -------   -------    -------
     Total fixed income securities              $87,415   $ 6,954   $   (56)   $94,313
                                                =======   =======   =======    =======



SCHEDULED MATURITIES
The scheduled maturities for fixed income securities are as follows at December 31, 1999:


                                                                  AMORTIZED      FAIR
                                                                    COST        VALUE
                                                                  ---------  ----------
Due after one year through five years                             $  30,974   $   31,085
Due after five years through ten years                               32,583       30,911
Due after ten years                                                  11,628       12,324
                                                                  ---------   ----------
                                                                     75,185       74,320
Mortgage-backed securities                                           18,988       18,617
                                                                  ---------   -----------
   Total                                                          $  94,173   $   92,937
                                                                  =========   ===========



Actual maturities may differ from those scheduled as a result of prepayments by the issuers.



NET INVESTMENT INCOME
YEAR ENDED DECEMBER 31,                                        1999     1998     1997
                                                              ------   ------   ------
Fixed income securities                                       $6,458   $6,151   $5,014
Short-term investments                                           230      183      231
Participation in Separate Accounts                              --       --        161
                                                              ------   ------   ------
    Investment income, before expense                          6,688    6,334    5,406
    Investment expense                                           109      103      102
                                                              ------   ------   ------
    Net investment income                                     $6,579   $6,231   $5,304
                                                              ======   ======   ======

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


REALIZED CAPITAL GAINS AND LOSSES
YEAR ENDED DECEMBER 31,                                    1999        1998      1997
                                                        ---------   ---------  --------
Fixed income securities                                  $   312    $    (5)   $   (61)
Short-term investments                                        --         --          6


Participation in Separate Accounts                            --         --      3,515
                                                        ---------   ---------  --------
     Realized capital gains and losses                       312         (5)     3,460
     Income taxes                                           (109)         2     (1,211)
                                                        ---------   ---------  --------
     Realized capital gains and
        losses, after tax                                $   203    $    (3)   $ 2,249
                                                        =========   =========  =======


Excluding calls and prepayments, gross gains of $370 were realized on sales of fixed income securities during 1999, and gross losses of $58, $5 and $61 were realized on sales of fixed income securities during 1999, 1998 and 1997, respectively. There were no gross gains realized on sales of fixed income securities during 1998 and 1997.

UNREALIZED NET CAPITAL GAINS AND LOSSES
Unrealized net capital losses on fixed income securities included in shareholder's equity at December 31, 1999 are as follows:


                                            COST/              FAIR           GROSS UNREALIZED       UNREALIZED
                                        AMORTIZED COST         VALUE         GAINS       LOSSES      NET LOSSES
                                        --------------       --------       -------     -------      ----------
 Fixed income securities                    $ 94,173         $ 92,937       $ 1,365     $(2,601)       $(1,236)
                                            =========        ========       =======     =======
 Deferred income taxes                                                                                     433
                                                                                                        -------
 Unrealized net capital losses                                                                          $ (803)
                                                                                                        =======



CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES
YEAR ENDED DECEMBER 31,                                                         1999         1998        1997
                                                                               -------     --------    -------
Fixed income securities                                                       $(8,134)    $ 2,024     $ 2,410
Participation in Separate Accounts                                               --          --        (1,829)
Deferred income taxes                                                           2,848        (709)       (203)
                                                                               -------     -------     -------
(Decrease) increase in unrealized net
    capital gains                                                             $(5,286)    $ 1,315     $   378
                                                                              =======     =======     =======

SECURITIES ON DEPOSIT
At December 31, 1999, fixed income securities with a carrying value of $10,346 were on deposit with regulatory authorities as required by law.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


5.    FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverable and deferred income taxes) and liabilities (including interest-sensitive life insurance reserves) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, such as accrued investment income and cash, are generally of a short-term nature. Their carrying values are assumed to approximate fair value.

FINANCIAL ASSETS
The carrying value and fair value of financial assets at December 31, are as follows:

                                                        1999                             1998
                                                       -----                             -----
                                            CARRYING           FAIR            CARRYING          FAIR
                                              VALUE            VALUE             VALUE           VALUE
                                           -------------   -------------    -------------    ------------
Fixed income securities                    $   92,937       $   92,937         $ 94,313       $ 94,313
Short-term investments                         53,063           53,063            4,663          4,663
Separate Accounts                           1,541,756        1,541,756          993,622        993,622



Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value are deemed to approximate fair value. Separate Accounts assets are carried in the statements of financial position at fair value based on quoted market prices.

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:


                                                        1999                             1998
                                                       -----                             -----
                                            CARRYING           FAIR            CARRYING          FAIR
                                              VALUE            VALUE             VALUE           VALUE
                                           -------------   -------------    -------------    ------------
Contractholder funds on
     investment contracts                   $  4,156,964   $   3,924,117     $  3,130,228     $ 2,967,101
Separate Accounts                              1,541,756       1,541,756          993,622         993,622



The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


6. RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

At December 31, 1999 the reserve for life-contingent contract benefits consisted of reserves for immediate annuities. The assumptions for mortality generally utilized in calculating immediate annuity reserves is the 1983 group annuity mortality table. Interest rate assumptions for immediate annuities vary from 3.5% to 7.2%. Other estimation methods used for immediate annuities include the present value of contractually fixed benefits.

         At December 31, contractholder funds consists of the following:


                                                 1999               1998
                                             -----------       -----------
   Interest-sensitive life                   $     9,503       $     3,335
   Fixed annuities:
        Immediate annuities                       17,856            12,643
        Deferred annuities                     4,116,006         3,097,300
                                              -----------       -----------
        Total contractholder funds           $ 4,143,365       $ 3,113,278
                                              ===========       ===========


Contractholder funds are equal to deposits received, net of commissions, and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Interest rates credited range from 4.0% to 7.2% for interest-sensitive life contracts; 3.5% to 7.2% for immediate annuities and 4.3% to 6.7% for deferred annuities. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and, ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 1% of deferred annuities are subject to a market value adjustment.

7. CORPORATION RESTRUCTURING

On November 10, 1999 the Corporation announced a series of strategic initiatives to aggressively expand its selling and service capabilities. The Corporation also announced that it is implementing a program to reduce expenses by approximately $600 million. The reduction will result in the elimination of approximately 4,000 current non-agent positions, across all employment grades and categories by the end of 2000, or approximately 10% of the Corporation's non-agent work force. The impact of the reduction in employee positions is not expected to materially impact the results of operations of the Company.

These cost reductions are part of a larger initiative to redeploy the cost savings to finance new initiatives including investments in direct access and internet channels for new sales and service capabilities, new competitive pricing and underwriting techniques, new agent and claim technology and enhanced marketing and advertising. As a result of the cost reduction program, the Corporation recorded restructuring and related charges of $81 million pretax during the fourth quarter of 1999. The Corporation anticipates that additional pretax restructuring related charges of approximately $100 million will be expensed as incurred throughout 2000. The

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


Company's allocable share of these expenses were immaterial in 1999 and are expected to be immaterial in 2000.


8. INCOME TAXES

For 1996, the Company filed a separate federal income tax return. Beginning in 1997, the Company joined the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to June 30, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and was, with its eligible domestic subsidiaries, included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustment that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

The components of the deferred income tax assets and liabilities at December 31, are as follows:


                                                                 1999      1998
                                                                ------    -------
DEFERRED ASSETS
Unrealized net capital losses                                   $ 433     $     -
                                                                -----     -------
   Total deferred assets                                          433           -

DEFERRED LIABILITIES
Difference in tax bases of investments                           (140)        (84)
Unrealized net capital gains                                     --        (2,415)
                                                                -----     -------
   Total deferred liabilities                                    (140)     (2,499)
                                                                -----     -------
   Net deferred asset (liability)                               $ 293     $(2,499)
                                                                =====     =======


Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized based on the assumptions that certain levels of income will be achieved.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)

The components of income tax expense for the year ended December 31, are as follows:


                                                        1999      1998      1997
                                                      -------   -------   -------
Current                                               $2,326    $2,164    $3,037
Deferred                                                  56        18        41
                                                      ------    ------    ------
   Total income tax expense                           $2,382    $2,182    $3,078
                                                      ======    ======    ======


The Company paid income taxes of $2,148, $592 and $2,839 in 1999, 1998 and 1997, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:


                                                        1999      1998      1997
                                                      -------   -------   -------
Statutory federal income tax rate                       35.0%     35.0%     35.0%
Other                                                    (.4)      -          .1
                                                      ------    ------    ------
Effective income tax rate                               34.6%     35.0%     35.1%
                                                      ======    ======    ======


9. STATUTORY FINANCIAL INFORMATION

The Company's statutory capital and surplus was $141,362 and $84,865 at December 31, 1999 and 1998, respectively. The Company's statutory net income was $4,179, $4,698 and $3,636 for the years ended December 31, 1999, 1998 and 1997, respectively.

PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a significant impact on statutory surplus or statutory net income.

The NAIC's codification initiative has produced a comprehensive guide of statutory accounting principles, which the Company will implement in January 2001. The Company's state of domicile, Arizona, has passed legislation revising various statutory accounting requirements to conform to codification. These requirements are not expected to have a material impact on the statutory surplus of the Company.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by the Company without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)



months. The maximum amount of dividends that the Company can distribute during 2000 without prior approval of the Arizona Department of Insurance is $4,179.

RISK-BASED CAPITAL
The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At December, 31 1999, RBC for the Company was significantly above levels that would require regulatory action.


10. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:


                                            1999                            1998                          1997
                               ------------------------------  -------------------------------  ---------------------------
                                                     After-                          After-                         After-
                                Pretax      Tax       Tax       Pretax      Tax        Tax       Pretax     Tax      Tax
                               ---------  --------  -------     --------    -------  --------  --------  --------  -------
UNREALIZED CAPITAL GAINS
 AND LOSSES:
-------------------------------
Unrealized holding (losses)
   gains arising during
   the period                   $(7,822)  $ 2,739   $(5,083)     $2,019     $ (707)  $ 1,312   $ 4,034   $(1,412)  $ 2,622
Less:  reclassification
   adjustments                      312      (109)      203          (5)         2        (3)    3,453    (1,209)    2,244
                               ---------  --------  -------     --------    -------  --------  --------  --------  -------
Unrealized net capital
   (losses) gains                (8,134)    2,848    (5,286)      2,024       (709)    1,315       581      (203)      378
                               ---------  --------  -------     --------    -------  --------  --------  --------  -------
Other comprehensive
   (loss) income                $(8,134)  $ 2,848   $(5,286)     $2,024     $ (709)  $ 1,315     $ 581    $ (203)  $   378
                                =======   =======   =======     ========    ======== =======     =====   ========  =======


11. COMMITMENTS AND CONTINGENT LIABILITIES

REGULATION AND LEGAL PROCEEDINGS
The Company's business is subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and proposed legislation to prohibit the use of gender in determining insurance rates and benefits. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


GUARANTY FUNDS
Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. The Company's expenses related to these funds have been immaterial. These expenses are ceded to ALIC under reinsurance agreements.

MARKETING AND COMPLIANCE ISSUES
Companies operating in the insurance and financial services markets have come under the scrutiny of regulators with respect to market conduct and compliance issues. Under certain circumstances, companies have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company monitors its sales materials and enforces compliance procedures to mitigate any exposure to potential litigation. The Company is a member of the Insurance Marketplace Standards Association, an organization which advocates ethical market conduct.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                            SCHEDULE IV--REINSURANCE
                                ($ IN THOUSANDS)


                                                                 GROSS                      NET
YEAR ENDED DECEMBER 31, 1999                                     AMOUNT        CEDED      AMOUNT
----------------------------                                   ---------    ------------ ----------
Life insurance in force                                        $   23,586   $   23,586   $     --
                                                               ==========   ==========   ==========

Premiums and contract charges:
         Life and annuities                                    $   27,175   $   27,175   $     --
                                                               ==========   ==========   ==========




                                                                 GROSS                      NET
YEAR ENDED DECEMBER 31, 1998                                      AMOUNT        CEDED      AMOUNT
----------------------------                                   ---------    ------------ ----------

Life insurance in force                                        $   12,056   $   12,056   $     --
                                                               ==========   ==========   ==========

Premiums and contract charges:
         Life and annuities                                    $   19,009   $   19,009   $     --
                                                               ==========   ==========   ==========




                                                                 GROSS                      NET
YEAR ENDED DECEMBER 31, 1997                                     AMOUNT        CEDED      AMOUNT
----------------------------                                   ---------    ------------ ----------

Life insurance in force                                        $    4,095   $    4,095   $     --
                                                               ==========   ==========   ==========

Premiums and contract charges:
         Life and annuities                                    $   11,641   $   11,641   $     --
                                                               ==========   ==========   ==========


                    ------------------------------------------------------------
                    GLENBROOK LIFE MULTI-
                    MANAGER VARIABLE
                    ACCOUNT

                    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND FOR THE PERIODS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998 AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Glenbrook Life and Annuity Company:

We have audited the accompanying statement of net assets of Glenbrook Life Multi-Manager Variable Account as of December 31, 1999 (including the assets of each of the individual sub-accounts which comprise the Account as disclosed in Note 1), and the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999 by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Glenbrook Life Multi-Manager Variable Account as of December 31, 1999 (including the assets of each of the individual sub-accounts which comprise the Account), and the results of operations for each of the individual sub-accounts for the period then ended and the changes in their net assets for each of the periods in the two year period then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 27, 2000

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS
Allocation to Sub-Accounts investing in the AIM Variable Insurance Funds, Inc. :
     Capital Appreciation, 30,068 shares (cost $847,645)                                                                 $ 1,069,820
     Diversified Income, 22,719 shares (cost $254,416)                                                                       228,554
     Government Securities, 39,177 shares (cost $431,684)                                                                    416,451
     Growth, 40,053 shares (cost $1,056,820)                                                                               1,291,711
     Growth and Income, 56,629 shares (cost $1,355,614)                                                                    1,788,924
     International Equity, 5,662 shares (cost $125,807)                                                                      165,836
     Global Utilities, 1,141 shares (cost $20,935)                                                                            26,017
     Value, 99,695 shares (cost $2,793,653)                                                                                3,335,849
     Balanced, 64,471 shares (cost $792,523)                                                                                 840,704
     High Yield, 13,650 shares (cost $126,505)                                                                               123,123

Allocation to Sub-Accounts investing in the American Century Variable Portfolios, Inc.:
     American Century VP Balanced, 34,262 shares (cost $270,618)                                                             266,897
     American Century VP International, 8,985 shares (cost $69,392)                                                          112,310

Allocation to Sub-Accounts investing in the Dreyfus Variable Investment Fund:
     VIF Growth and Income, 20,531 shares (cost $456,922)                                                                    523,127
     VIF Money Market, 515,668 shares (cost $515,668)                                                                        515,668
     VIF Small Company Stock, 6,301 shares (cost $93,940)                                                                    105,162

Allocation to Sub-Account investing in the Dreyfus Socially Responsible Growth Fund, Inc., 8,304 shares (cost $272,645)      324,421

Allocation to Sub-Account investing in the Dreyfus Stock Index Fund, 58,798 shares (cost $1,810,503)                       2,260,801

Allocation to Sub-Accounts investing in the Fidelity Variable Insurance Products Fund:
     VIP Growth, 32,641 shares (cost $1,560,575)                                                                           1,792,960
     VIP High Income, 43,426 shares (cost $497,092)                                                                          491,149
     VIP Equity-Income, 76,173 shares (cost $1,893,706)                                                                    1,958,416

Allocation to Sub-Accounts investing in the Fidelity Variable Insurance Products Fund II:
     VIP II Contrafund, 55,195 shares (cost $1,412,463)                                                                    1,608,946

Allocation to Sub-Accounts investing in the MFS Variable Insurance Trust:
     MFS Emerging Growth, 24,262 shares (cost $545,158)                                                                      920,492
     MFS Limited Maturity, 7,516 shares (cost $76,890)                                                                        73,735
     MFS Growth With Income, 7,708 shares (cost $157,213)                                                                    164,266
     MFS New Discovery, 2,884 shares (cost $35,658)                                                                           49,814


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------------------


NET ASSETS
Allocation to Sub-Accounts investing in the Goldman Sachs Variable Insurance Trust:
     Growth and Income,  2,602 shares (cost $29,124)                                                               $         28,331
     CORE U.S. Equity,  19,958 shares (cost $251,242)                                                                       279,015
     CORE Large Cap Growth,  0 shares (cost $0)                                                                                   -
     CORE Small Cap Equity,  20,901 shares (cost $185,156)                                                                  221,548
     Capital Growth,  2,435 shares (cost $29,739)                                                                            34,112
     Mid Cap Value,  0 shares (cost $0)                                                                                           -
     International Equity,  0 shares (cost $0)                                                                                    -
     Global Income,  0 shares (cost $0)                                                                                           -

Allocation to Sub-Accounts investing in the Morgan Stanley Dean Witter Universal Funds, Inc.:
     Fixed Income,  1,536 shares (cost $16,018)                                                                              15,432
     Equity Growth,  6,969 shares (cost $116,945)                                                                           141,534
     Value,  16,407 shares (cost $191,980)                                                                                  176,540
     Mid Cap Value,  1,490 shares (cost $22,717)                                                                             23,271
     U.S. Real Estate,  0 shares (cost $0)                                                                                        -
     Global Equity,  201 shares (cost $2,585)                                                                                 2,617
     International Magnum,  577 shares (cost $7,543)                                                                          8,010

Allocation to Sub-Accounts investing in the Neuberger & Berman Advisers Management Trust:
     AMT Guardian,  2,515 shares (cost $39,302)                                                                              39,861
     AMT Partners,  9,981 shares (cost $194,510)                                                                            196,017
     AMT Mid-Cap Growth,  274 shares (cost $4,234)                                                                            6,652

Allocation to Sub-Accounts investing in the STI Classic Variable Trust:
     STI Capital Appreciation,  23,609 shares (cost $469,005)                                                               478,554
     STI Value Income Stock,  15,700 shares (cost $219,076)                                                                 207,708

Allocatin to Sub-Account investing in the Federated Insurance Series:
     Federated Prime Money Fund II,  154,678 shares (cost $154,678)                                                         154,678
                                                                                                                  -----------------

     Total Assets                                                                                                        22,469,033

LIABILITIES
Payable to Glenbrook Life and Annuity Company:
     Accrued contract charges                                                                                                 6,367
                                                                                                                   -----------------

         Net Assets                                                                                                $     22,462,666
                                                                                                                   =================


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT


STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------



                                                                      AIM Variable Insurance Funds, Inc. Sub-Accounts
                                                          -------------------------------------------------------------------------


                                                                          For the Period Ended December 31, 1999
                                                          -------------------------------------------------------------------------


                                                             Capital    Diversified     Government                  Growth &
                                                          Appreciation     Income       Securities      Growth       Income
                                                          -------------  -----------    -----------  ------------  ------------
      INVESTMENT INCOME
      Dividends                                              $24,819       $14,091       $15,295        $38,538      $25,226
      Charges from Glenbrook Life and Annuity Company:
           Mortality and expense risk                         (5,790)       (2,888)       (3,769)        (8,866)     (14,959)
           Administrative expense                               (428)         (223)         (280)          (678)      (1,134)
                                                           ---------      --------      --------      ---------    ---------

             Net investment income (loss)                     18,601        10,980        11,246         28,994        9,133
                                                           ---------      --------      --------      ---------    ---------


      REALIZED AND UNREALIZED GAINS
        (LOSSES) ON INVESTMENTS
      Realized gains (losses) from sales of investments:
        Proceeds from sales                                   51,697        63,133        13,810        108,708      266,730
        Cost of investments sold                              48,710        66,242        14,375         94,667      219,304
                                                           ---------      --------      --------      ---------    ---------

             Net realized gains (losses)                       2,987        (3,109)         (565)        14,041       47,426
                                                           ---------      --------      --------      ---------    ---------

      Change in unrealized gains (losses)                    201,864       (15,493)      (15,693)       183,688      307,544
                                                           ---------      --------      --------      ---------    ---------

             Net gains (losses) on investments               204,851       (18,602)      (16,258)       197,729      354,970
                                                           ---------      --------      --------      ---------    ---------


      CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                             $223,452       $(7,622)      $(5,012)      $226,723     $364,103
                                                           =========      ========      ========      =========    =========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------



                                                                         AIM Variable Insurance Funds, Inc. Sub-Accounts
                                                           ------------------------------------------------------------------------


                                                                             For the Period Ended December 31, 1999
                                                           ------------------------------------------------------------------------


                                                           International   Global                                   High
                                                              Equity     Utilities        Value       Balanced      Yield
                                                           ------------  -----------   -----------    ---------    ----------
      INVESTMENT INCOME
      Dividends                                              $6,109         $404        $99,958       $12,965       $7,756
      Charges from Glenbrook Life and Annuity Company:
           Mortality and expense risk                        (1,100)        (174)       (22,918)       (2,667)        (214)
           Administrative expense                               (82)         (12)        (1,745)         (189)         (19)
                                                           --------      -------      ---------      --------      -------

             Net investment income (loss)                     4,927          218         75,295        10,109        7,523
                                                           --------      -------      ---------      --------      -------


      REALIZED AND UNREALIZED GAINS
        (LOSSES) ON INVESTMENTS
      Realized gains (losses) from sales of investments:
        Proceeds from sales                                   9,388          175        261,436        12,756          214
        Cost of investments sold                             10,662          173        214,792        13,294          225
                                                           --------      -------      ---------      --------      -------

             Net realized gains (losses)                     (1,274)           2         46,644          (538)         (11)
                                                           --------      -------      ---------      --------      -------

      Change in unrealized gains (losses)                    42,725        5,081        422,054        48,043       (3,382)
                                                           --------      -------      ---------      --------      -------

             Net gains (losses) on investments               41,451        5,083        468,698        47,505       (3,393)
                                                           --------      -------      ---------      --------      -------


      CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                             $46,378       $5,301       $543,993       $57,614       $4,130
                                                           ========      =======      =========      ========      =======



See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------



                                                          American Century Variable
                                                       Portfolios, Inc. Sub-Accounts  Dreyfus Variable Investment Fund Sub-Accounts
                                                       ------------------------------ ---------------------------------------------


                                                                           For the Period Ended December 31, 1999
                                                            -----------------------------------------------------------------------

                                                             American      American            VIF         VIF            VIF
                                                              Century       Century        Growth and     Money      Small Company
                                                            VP Balanced  VP International    Income       Market         Stock
                                                           ------------  ----------------  -----------   ---------   -------------
      INVESTMENT INCOME
      Dividends                                               $33,476         $      -       $24,855         $8,969      $      -
      Charges from Glenbrook Life and Annuity Company:
           Mortality and expense risk                          (3,112)          (1,175)       (6,080)        (2,507)       (1,232)
           Administrative expense                                (239)             (87)         (466)          (189)          (89)
                                                             --------         --------      --------      ---------      --------

             Net investment income (loss)                      30,125           (1,262)       18,309          6,273        (1,321)
                                                             --------         --------      --------      ---------      --------


      REALIZED AND UNREALIZED GAINS
        (LOSSES) ON INVESTMENTS
      Realized gains (losses) from sales of investments:
        Proceeds from sales                                     2,879           21,515        53,707        253,369        13,406
        Cost of investments sold                                3,208           16,611        53,327        253,369        11,361
                                                             --------         --------      --------      ---------      --------

             Net realized gains (losses)                         (329)           4,904           380              -         2,045
                                                             --------         --------      --------      ---------      --------

      Change in unrealized gains (losses)                      (9,390)          43,274        52,631              -        10,456
                                                             --------         --------      --------      ---------      --------

             Net gains (losses) on investments                 (9,719)          48,178        53,011             -         12,501
                                                             --------         --------      --------      ---------      --------


      CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                               $20,406          $46,916       $71,320         $6,273       $11,180
                                                             ========         ========      ========      =========      ========






See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------


                                                   Dreyfus Socially
                                                     Responsible      Dreyfus Stock
                                                  Growth Fund, Inc.    Index Fund          Fidelity Variable Insurance Products
                                                     Sub-Account       Sub-Account                   Fund Sub-Accounts
                                                  ------------------- -----------------  ----------------------------------------


                                                                              For the Period Ended December 31,1999
                                                  --------------------------------------------------------------------------------

                                                   Dreyfus Socially                                    VIP             VIP
                                                     Responsible      Dreyfus Stock       VIP          High          Equity-
                                                  Growth Fund, Inc.     Index Fund      Growth        Income         Income
                                                  ----------------   --------------   -----------   -----------    ----------
INVESTMENT INCOME
Dividends                                             $15,392            $39,624        $26,003       $33,365        $63,618
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                        (2,259)           (25,843)        (6,851)       (4,863)       (19,155)
     Administrative expense                              (175)            (1,957)          (534)         (365)        (1,459)
                                                     --------          ---------      ---------      --------      ---------

       Net investment income (loss)                    12,958             11,824         18,618        28,137         43,004
                                                     --------          ---------      ---------      --------      ---------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                  23,394            371,822         69,697        50,851        246,254
  Cost of investments sold                             18,839            330,648         59,386        49,865        245,774
                                                     --------          ---------      ---------      --------      ---------

       Net realized gains (losses)                      4,555             41,174         10,311           986            480
                                                     --------          ---------      ---------      --------      ---------

Change in unrealized gains (losses)                    39,160            268,612        189,564        (2,946)        17,820
                                                     --------          ---------      ---------      --------      ---------

       Net gains (losses) on investments               43,715            309,786        199,875        (1,960)        18,300
                                                     --------          ---------      ---------      --------      ---------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                             $56,673           $321,610       $218,493       $26,177        $61,304
                                                     ========          =========      =========      ========      =========





See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------




                                                   Fidelity Variable
                                                   Insurance Products
                                                   Fund II Sub-Account          MFS Variable Insurance Trust Sub-Accounts
                                                   -------------------   -------------------------------------------------------


                                                                      For the Period Ended December 31,1999
                                                   -----------------------------------------------------------------------------

                                                     VIP II              MFS Emerging   MFS Limited    MFS Growth     MFS New
                                                   Contrafund               Growth        Maturity    With Income    Discovery
                                                   --------------        -------------  ------------  ------------  ------------
INVESTMENT INCOME
Dividends                                            $12,548             $       -         $6,100          $189          $870
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                       (7,401)               (5,804)          (911)         (938)         (163)
     Administrative expense                             (553)                 (424)           (68)          (72)          (12)
                                                   ---------             ---------        -------      --------      --------

       Net investment income (loss)                    4,594                (6,228)         5,121          (821)          695
                                                   ---------             ---------        -------      --------      --------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                 57,245                43,467          1,587        15,862           157
  Cost of investments sold                            56,746                35,221          1,667        16,898           150
                                                   ---------             ---------        -------      --------      --------

       Net realized gains (losses)                       499                 8,246            (80)       (1,036)            7
                                                   ---------             ---------        -------      --------      --------

Change in unrealized gains (losses)                  153,062               352,999         (5,524)        7,053        14,155
                                                   ---------             ---------        -------      --------      --------

       Net gains (losses) on investments             153,561               361,245         (5,604)        6,017        14,162
                                                   ---------             ---------        -------      --------      --------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                           $158,155              $355,017          $(483)       $5,196       $14,857
                                                   =========             =========        =======      ========      ========







See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------






                                                                     Goldman Sachs Variable Insurance Trust Sub-Accounts
                                                         -------------------------------------------------------------------


                                                                           For the Period Ended December 31, 1999
                                                         -------------------------------------------------------------------

                                                                                          CORE        CORE
                                                         Growth and         CORE        Large Cap    Small Cap     Capital
                                                           Income        U.S. Equity      Growth      Equity       Growth
                                                         ------------    ------------   ----------   ---------   -----------
INVESTMENT INCOME
Dividends                                                      $316          $4,018       $    -         $491         $763
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                                (264)         (2,317)           -       (1,827)        (244)
     Administrative expense                                     (19)           (156)           -         (122)         (16)
                                                           --------        --------       ------     --------      -------

       Net investment income (loss)                              33           1,545            -       (1,458)         503
                                                           --------        --------       ------     --------      -------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                         9,528          23,680            -       12,673          287
  Cost of investments sold                                   10,079          24,346            -       12,294          262
                                                           --------        --------       ------     --------      -------

       Net realized gains (losses)                             (551)           (666)           -          379           25
                                                           --------        --------       ------     --------      -------

Change in unrealized gains (losses)                            (861)         27,597            -       36,391        4,372
                                                           --------        --------       ------     --------      -------

       Net gains (losses) on investments                     (1,412)         26,931            -       36,770        4,397
                                                           --------        --------       ------     --------      -------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                                   $(1,379)        $28,476       $    -      $35,312       $4,900
                                                           ========        ========       ======     ========      =======








See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Morgan Stanley Dean Witter
                                                              Goldman Sachs Variable               Universal Funds, Inc.
                                                           Insurance Trust Sub-Accounts                Sub-Accounts
                                                           ----------------------------   --------------------------------------


                                                                           For the Period Ended December 31, 1999
                                                           ---------------------------------------------------------------------


                                                             Mid Cap      International     Global       Fixed         Equity
                                                              Value           Equity        Income       Income        Growth
                                                           ------------   -------------   ----------  ------------  ------------
INVESTMENT INCOME
Dividends                                                   $     -           $    -         $    -        $701         $4,553
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                                 (14)               -              -         (99)          (947)
     Administrative expense                                      (1)               -              -          (8)           (65)
                                                            -------           ------         ------       -----       --------

       Net investment income (loss)                             (15)               -              -         594          3,541
                                                            -------           ------         ------       -----       --------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                         4,900                -              -         100         13,589
  Cost of investments sold                                    5,036                -              -         105         14,113
                                                            -------           ------         ------       -----       --------

       Net realized gains (losses)                             (136)               -              -          (5)          (524)
                                                            -------           ------         ------       -----       --------

Change in unrealized gains (losses)                            (163)               -              -        (586)        24,318
                                                            -------           ------         ------       -----       --------

       Net gains (losses) on investments                       (299)               -              -        (591)        23,794
                                                            -------           ------         ------       -----       --------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                                     $(314)          $    -         $    -          $3        $27,335
                                                            =======           ======         ======       =====       ========









See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------




                                                              Morgan Stanley Dean Witter Universal Funds, Inc. Sub-Accounts
                                                         ----------------------------------------------------------------------


                                                                          For the Period Ended December 31, 1999
                                                         ----------------------------------------------------------------------


                                                                          Mid Cap           U.S.        Global     International
                                                            Value          Value        Real Estate     Equity       Magnum
                                                         ----------      -----------    -----------   ----------  -------------
INVESTMENT INCOME
Dividends                                                  $2,153          $2,098         $    -          $148            $55
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                            (1,748)           (130)             -           (38)           (11)
     Administrative expense                                  (116)             (8)             -            (3)            (1)
                                                         --------        --------         ------       -------          -----

       Net investment income (loss)                           289           1,960              -           107             43
                                                         --------        --------         ------       -------          -----


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                      28,639           9,841              -         2,405             11
  Cost of investments sold                                 29,891          10,650              -         2,525             12
                                                         --------        --------         ------       -------          -----

       Net realized gains (losses)                         (1,252)           (809)             -          (120)            (1)
                                                         --------        --------         ------       -------          -----

Change in unrealized gains (losses)                       (15,440)            354              -           (35)           468
                                                         --------        --------         ------       -------          -----

       Net gains (losses) on investments                  (16,692)           (455)             -          (155)           467
                                                         --------        --------         ------       -------          -----


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                                $(16,403)         $1,505         $    -          $(48)          $510
                                                         ========        ========         ======       =======          =====







See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------


                                                                     Neuberger & Berman                      STI Classic
                                                           Advisers Management Trust Sub-Accounts       Variable Trust Sub-Accounts
                                                           -------------------------------------------- -------------------------

                                                                            For the Period Ended December 31, 1999
                                                           ------------------------------------------------------------------------


                                                                                          AMT                           Value
                                                              AMT          AMT          Mid-Cap        Capital          Income
                                                           Guardian      Partners        Growth      Appreciation (c)  Stock (c)
                                                           ----------   -----------     --------     ----------------  -----------
      INVESTMENT INCOME
Dividends                                                    $   -          $431        $     -            $247            $928
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                               (277)       (1,871)           (21)           (508)           (277)
     Administrative expense                                    (19)         (126)            (2)            (38)            (21)
                                                             -----      --------        -------        --------        --------

       Net investment income (loss)                           (296)       (1,566)           (23)           (299)            630
                                                             -----      --------        -------        --------        --------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                          853        14,144             20          14,392             235
  Cost of investments sold                                     926        14,973             18          15,245             259
                                                             -----      --------        -------        --------        --------

       Net realized gains (losses)                             (73)         (829)             2            (853)            (24)
                                                             -----      --------        -------        --------        --------

Change in unrealized gains (losses)                            559         1,507          2,418           9,550         (11,368)
                                                             -----      --------        -------        --------        --------

       Net gains (losses) on investments                       486           678          2,420           8,697         (11,392)
                                                             -----      --------        -------        --------        --------

CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                                     $190         $(888)        $2,397          $8,398        $(10,762)
                                                             =====      ========        =======        ========        ========






(c) For the Period Beginning May 1, 1999 and Ended December 31, 1999




See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------



                                                                           Ferderated
                                                                        Insurance Series
                                                                           Sub-Account
                                                                    --------------------------

                                                                      For the Period Ended
                                                                        December 31, 1999
                                                                    --------------------------


                                                                         Federated Prime
                                                                        Money Fund II (d)
                                                                    --------------------------

      INVESTMENT INCOME
      Dividends                                                                         $ 584
      Charges from Glenbrook Life and Annuity Company:
           Mortality and expense risk                                                    (130)
           Administrative expense                                                         (11)
                                                                    --------------------------

             Net investment income (loss)                                                 443
                                                                    --------------------------


      REALIZED AND UNREALIZED GAINS
        (LOSSES) ON INVESTMENTS
      Realized gains (losses) from sales of investments:
        Proceeds from sales                                                               131
        Cost of investments sold                                                          131
                                                                    --------------------------

             Net realized gains (losses)                                                    -
                                                                    --------------------------

      Change in unrealized gains (losses)                                                   -
                                                                    --------------------------

             Net gains (losses) on investments                                              -
                                                                    --------------------------

      CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                                                         $ 443
                                                                    ==========================




(d) For the Period Beginning November 1, 1999 and Ended December 31, 1999











See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------


                                                                 AIM Variable Insurance Funds, Inc. Sub-Accounts
                                                 --------------------------------------------------------------------------------


                                                    Capital Apprecation         Diversifed Income          Government Securities
                                                 ------------------------    ------------------------    ------------------------


                                                    1999         1998 (a)      1999          1998 (a)      1999          1998 (a)
                                                 ----------    ----------    ----------    ----------    ----------    ----------

FROM OPERATIONS
Net investment income (loss)                     $   18,601    $    5,272    $   10,980    $   10,547    $   11,246    $    1,419
Net realized gains (losses)                           2,987        (3,233)       (3,109)         (206)         (565)        4,531
Change in unrealized gains (losses)                 201,864        20,311       (15,493)      (10,370)      (15,693)          460
                                                 ----------    ----------    ----------    ----------    ----------    ----------


Change in net assets resulting from operations      223,452        22,350        (7,622)          (29)       (5,012)        6,410
                                                 ----------    ----------    ----------    ----------    ----------    ----------

FROM CAPITAL TRANSACTIONS
Deposits                                            554,381       172,947        85,926       158,204             -        48,226
Benefit payments                                          -             -             -             -       (10,033)      (16,403)
Payments on termination                              (1,095)            -       (10,841)       (3,438)         (720)            -
Contract maintenance charges                           (334)         (130)          (62)          (94)         (100)          (45)
Transfers among the sub-accounts
     and with the Fixed Account - net                31,478        66,468       (27,193)       33,638       342,750        51,260
                                                 ----------    ----------    ----------    ----------    ----------    ----------

Change in net assets resulting
  from capital transactions                         584,430       239,285        47,830       188,310       331,897        83,038
                                                 ----------    ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                   807,882       261,635        40,208       188,281       326,885        89,448

NET ASSETS AT BEGINNING OF PERIOD                   261,635             -       188,281             -        89,448             -
                                                 ----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                      $1,069,517    $  261,635    $  228,489    $  188,281    $  416,333    $   89,448
                                                 ==========    ==========    ==========    ==========    ==========    ==========


(a) For the Period Beginning January 26, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------


                                                                 AIM Variable Insurance Funds, Inc. Sub-Accounts
                                                 --------------------------------------------------------------------------------


                                                         Growth                 Growth and Income          International Equity
                                                 ------------------------    ------------------------    ------------------------

                                                    1999         1998 (a)       1999         1998 (a)       1999         1998 (a)
                                                 ----------    ----------    ----------    ----------    ----------    ----------

FROM OPERATIONS
Net investment income (loss)                     $   57,696    $   23,206    $    9,133    $    5,211    $    4,927    $      115
Net realized gains (losses)                         (14,662)        1,338        47,426        (1,268)       (1,274)          (20)
Change in unrealized gains (losses)                 183,688        51,203       307,544       125,765        42,725        (2,696)
                                                 ----------    ----------    ----------    ----------    ----------    ----------


Change in net assets resulting from operations      226,722        75,747       364,103       129,708        46,378        (2,601)
                                                 ----------    ----------    ----------    ----------    ----------    ----------

FROM CAPITAL TRANSACTIONS
Deposits                                            635,333       358,667       565,038       797,348        49,428        71,124
Benefit payments                                          -             -       (12,063)            -             -             -
Payments on termination                             (15,013)         (450)      (93,841)      (19,107)       (3,300)            -
Contract maintenance charges                           (401)         (212)         (560)         (469)          (41)          (39)
Transfers among the sub-accounts
     and with the Fixed Account - net                20,066        (9,114)       24,967        33,293        (5,534)       10,374
                                                 ----------    ----------    ----------    ----------    ----------    ----------

Change in net assets resulting
  from capital transactions                         639,985       348,891       483,541       811,065        40,553        81,459
                                                 ----------    ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                   866,707       424,638       847,644       940,773        86,931        78,858

NET ASSETS AT BEGINNING OF PERIOD                   424,638             -       940,773             -        78,858             -
                                                 ----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                      $1,291,345    $  424,638    $1,788,417    $  940,773    $  165,789    $   78,858
                                                 ==========    ==========    ==========    ==========    ==========    ==========


(a) For the Period Beginning January 26, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------


                                                                 AIM Variable Insurance Funds, Inc. Sub-Accounts
                                                 --------------------------------------------------------------------------------


                                                    Global Utilities                  Value                      Balanced
                                                 ------------------------    ------------------------    ------------------------


                                                    1999         1998 (a)       1999         1998 (a)       1999         1998 (a)
                                                 ----------    ----------    ----------    ----------    ----------    ----------

FROM OPERATIONS
Net investment income (loss)                     $      218    $        -   $   75,295     $   44,116    $   10,109    $       54
Net realized gains (losses)                               2             -       46,644         (1,403)         (538)            6
Change in unrealized gains (losses)                   5,081             -      422,054        120,143        48,043           138
                                                 ----------    ----------   ----------     ----------    ----------    ----------

Change in net assets resulting from operations        5,301             -      543,993        162,856        57,614           198
                                                 ----------    ----------   ----------     ----------    ----------    ----------

FROM CAPITAL TRANSACTIONS
Deposits                                                  -             -    1,549,179        901,135       716,040         4,200
Benefit payments                                          -             -      (10,108)       (31,209)            -             -
Payments on termination                                   -             -      (51,767)       (17,715)       (2,565)            -
Contract maintenance charges                             (7)            -       (1,064)          (579)         (239)           (2)
Transfers among the sub-accounts
     and with the Fixed Account - net                20,715             -      143,384        146,799        65,275           (55)
                                                 ----------    ----------   ----------     ----------    ----------    ----------

Change in net assets resulting
  from capital transactions                          20,708             -    1,629,624        998,431       778,511         4,143
                                                 ----------    ----------   ----------     ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                    26,009             -    2,173,617      1,161,287       836,125         4,341

NET ASSETS AT BEGINNING OF PERIOD                         -             -    1,161,287              -         4,341             -
                                                 ----------    ----------   ----------     ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                      $   26,009    $        -   $3,334,904     $1,161,287    $  840,466    $    4,341
                                                 ==========    ==========   ==========     ==========    ==========    ==========


(a) For the Period Beginning January 26, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                  AIM Variable Insurance
                                                 Funds, Inc. Sub-Accounts   American Century Variable Portfolios, Inc. Sub-Accounts
                                                --------------------------  -------------------------------------------------------

                                                                                 American Century            American Century
                                                        High Yield                 VP Balanced               VP International
                                                --------------------------  --------------------------  ---------------------------


                                                    1999         1998 (a)       1999          1998           1999          1998
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM OPERATIONS
Net investment income (loss)                    $     7,523   $         -   $    30,125   $      (124)  $     (1,262)  $       295
Net realized gains (losses)                             (11)            -          (329)          246          4,904             6
Change in unrealized gains (losses)                  (3,382)            -        (9,390)        5,669         43,274          (356)
                                                ------------  ------------  ------------  ------------  -------------  ------------


Change in net assets resulting from operations        4,130             -        20,406         5,791         46,916           (55)
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM CAPITAL TRANSACTIONS
Deposits                                            109,155             -             -       171,446              -        42,627
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                   -             -             -             -              -             -
Contract maintenance charges                            (34)            -           (42)         (105)           (15)          (32)
Transfers among the sub-accounts
     and with the Fixed Account - net                 9,837             -        36,223        33,103            372        22,465
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting
  from capital transactions                         118,958             -        36,181       204,444            357        65,060
                                                ------------  ------------  ------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                   123,088             -        56,587       210,235         47,273        65,005

NET ASSETS AT BEGINNING OF PERIOD                         -             -       210,235             -         65,005             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

NET ASSETS AT END OF PERIOD                     $   123,088   $         -   $   266,822   $   210,235   $    112,278   $    65,005
                                                ============  ============  ============  ============  =============  ============


(a) For the Period Beginning January 26, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                                       Dreyfus Variable Investment Fund Sub-Accounts
                                                -----------------------------------------------------------------------------------


                                                   VIF Growth and Income          VIF Money Market        VIF Small Company Stock
                                                --------------------------  --------------------------  ---------------------------


                                                    1999          1998          1999          1998           1999          1998
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM OPERATIONS
Net investment income (loss)                    $    18,309   $       460   $     6,273   $     5,245   $     (1,321)  $      (222)
Net realized gains (losses)                             380        (1,484)            -             -          2,045          (477)
Change in unrealized gains (losses)                  52,631        13,573             -             -         10,456           767
                                                ------------  ------------  ------------  ------------  -------------  ------------


Change in net assets resulting from operations       71,320        12,549         6,273         5,245         11,180            68
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM CAPITAL TRANSACTIONS
Deposits                                             84,986       365,739        47,218       347,973         20,821        71,142
Benefit payments                                          -             -             -             -         (3,013)            -
Payments on termination                             (18,765)       (2,763)      (14,496)      (64,355)             -             -
Contract maintenance charges                           (123)         (196)         (133)          (73)           (28)          (37)
Transfers among the sub-accounts
     and with the Fixed Account - net                (8,006)       18,237       331,072      (143,202)         1,462         3,537
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting
  from capital transactions                          58,092       381,017       363,661       140,343         19,242        74,642
                                                ------------  ------------  ------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                   129,412       393,566       369,934       145,588         30,422        74,710

NET ASSETS AT BEGINNING OF PERIOD                   393,566             -       145,588             -         74,710             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

NET ASSETS AT END OF PERIOD                     $   522,978   $   393,566   $   515,522   $   145,588   $    105,132   $    74,710
                                                ============  ============  ============  ============  =============  ============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                              Fidelity Variable
                                                Dreyfus Socially Responsible  Dreyfus Stock Index Fund        Insurance Products
                                               Growth Fund, Inc. Sub-Account         Sub-Account                 Sub-Accounts
                                               ----------------------------- --------------------------  ---------------------------

                                                Dreyfus Socially Responsible
                                                       Growth Fund, Inc.      Dreyfus Stock Index Fund            VIP Growth
                                               ----------------------------- --------------------------  ---------------------------


                                                    1999          1998          1999        1998 (a)        1999           1998
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $    12,958   $     3,845   $    11,824   $     3,855   $     18,618   $    (1,774)
Net realized gains (losses)                           4,555          (499)       41,174        (6,056)        10,311          (179)
Change in unrealized gains (losses)                  39,160         7,917       268,612       181,686        189,564        42,820
                                                ------------  ------------  ------------  ------------  -------------  ------------


Change in net assets resulting from operations       56,673        11,263       321,610       179,485        218,493        40,867
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM CAPITAL TRANSACTIONS
Deposits                                            122,780       110,960       475,153     1,357,174      1,171,458       187,018
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                 (75)            -       (65,685)      (20,302)        (5,901)         (180)
Contract maintenance charges                            (69)          (63)         (822)         (808)          (580)         (120)
Transfers among the sub-accounts
     and with the Fixed Account - net                19,528         3,332       (91,929)      106,284        180,461           908
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting
  from capital transactions                         142,164       114,229       316,717     1,442,348      1,345,438       187,626
                                                ------------  ------------  ------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                   198,837       125,492       638,327     1,621,833      1,563,931       228,493

NET ASSETS AT BEGINNING OF PERIOD                   125,492             -     1,621,833             -        228,521            28
                                                ------------  ------------  ------------  ------------  -------------  ------------

NET ASSETS AT END OF PERIOD                     $   324,329   $   125,492   $ 2,260,160   $ 1,621,833   $  1,792,452   $   228,521
                                                ============  ============  ============  ============  =============  ============


(a) For the Period Beginning January 26, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                         Fidelity Variable Insurance
                                                Fidelity Variable Insurance Products Fund Sub-Accounts  Products Fund II Sub-Account
                                                ------------------------------------------------------  ---------------------------

                                                      VIP High Income           VIP Equity-Income            VIP II Contrafund
                                                --------------------------  --------------------------  ---------------------------


                                                    1999          1998          1999        1998 (a)        1999           1998
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $    28,137   $    (3,094)  $    43,004   $   (12,007)  $      4,594   $    (1,763)
Net realized gains (losses)                             986       (21,206)          480        (9,976)           499          (995)
Change in unrealized gains (losses)                  (2,946)       (2,998)       17,820        46,890        153,062        43,419
                                                ------------  ------------  ------------  ------------  -------------  ------------


Change in net assets resulting from operations       26,177       (27,298)       61,304        24,907        158,155        40,661
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM CAPITAL TRANSACTIONS
Deposits                                            109,918       347,005       654,938     1,188,390      1,013,145       177,256
Benefit payments                                     (4,021)            -             -             -              -             -
Payments on termination                             (14,736)       (8,150)      (48,179)      (17,597)        (5,384)       (8,133)
Contract maintenance charges                            (87)         (177)         (510)         (653)          (383)         (158)
Transfers among the sub-accounts
     and with the Fixed Account - net                27,680        34,671       (19,755)      115,016        137,715        95,588
                                                ------------  ------------  ------------  ------------  -------------  ------------
Change in net assets resulting
  from capital transactions                         118,754       373,349       586,494     1,285,156      1,145,093       264,553
                                                ------------  ------------  ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS                   144,931       346,051       647,798     1,310,063      1,303,248       305,214

NET ASSETS AT BEGINNING OF PERIOD                   346,079            28     1,310,063             -        305,242            28
                                                ------------  ------------  ------------  ------------  -------------  ------------
NET ASSETS AT END OF PERIOD                     $   491,010   $   346,079   $ 1,957,861   $ 1,310,063   $  1,608,490   $   305,242
                                                ============  ============  ============  ============  =============  ============


(a) For the Period Beginning January 26, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                                    MFS Variable Insurance Trust Sub-Accounts
                                                -----------------------------------------------------------------------------------

                                                   MFS Emerging Growth         MFS Limited Maturity       MFS Growth with Income
                                                --------------------------  --------------------------  ---------------------------


                                                    1999          1998          1999          1998          1999         1998 (b)
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $    (6,228)  $      (899)  $     5,121   $       902   $       (821)  $         -
                                                      8,246        (4,763)          (80)        1,395         (1,036)            -
Change in unrealized gains (losses)                 352,999        22,335        (5,524)         (505)         7,053             -
                                                ------------  ------------  ------------  ------------  -------------  ------------


Change in net assets resulting from operations      355,017        16,673          (483)        1,792          5,196             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM CAPITAL TRANSACTIONS
Deposits                                            355,904       127,409             -        41,606        147,169             -
Benefit payments                                          -             -             -             -              -             -
Payments on termination                              (2,301)            -             -             -         (1,330)            -
Contract maintenance charges                           (278)          (88)          (45)          (27)           (46)            -
Transfers among the sub-accounts
     and with the Fixed Account - net                46,446        21,421        19,884        10,987         13,231             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting
  from capital transactions                         399,771       148,742        19,839        52,566        159,024             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                   754,788       165,415        19,356        54,358        164,220             -

NET ASSETS AT BEGINNING OF PERIOD                   165,443            28        54,358             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

NET ASSETS AT END OF PERIOD                     $   920,231   $   165,443   $    73,714   $    54,358   $    164,220   $         -
                                                ============  ============  ============  ============  =============  ============


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                 MFS Variable Insurance
                                                   Trust Sub-Accounts         Goldman Sachs Variable Insurance Trust Sub-Acounts
                                                --------------------------  -------------------------------------------------------

                                                    MFS New Discovery           Growth and Income           CORE U.S. Equity
                                                --------------------------  --------------------------  ---------------------------


                                                    1999        1998 (b)        1999        1998 (b)        1999         1998 (b)
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $       695   $         -   $        33   $        (3)  $      1,545   $        (3)
Net realized gains (losses)                               7             -          (551)            -           (666)            -
Change in unrealized gains (losses)                  14,155             -          (861)           68         27,597           176
                                                ------------  ------------  ------------  ------------  -------------  ------------


Change in net assets resulting from operations       14,857             -        (1,379)           65         28,476           173
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM CAPITAL TRANSACTIONS
Deposits                                             23,194             -        26,360         4,200        250,100         4,200
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                   -             -        (1,436)            -         (2,463)            -
Contract maintenance charges                            (14)            -            (9)           (2)           (80)           (2)
Transfers among the sub-accounts
     and with the Fixed Account - net                11,762             -           629          (105)        (1,463)           (5)
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting
  from capital transactions                          34,942             -        25,544         4,093        246,094         4,193
                                                ------------  ------------  ------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                    49,799             -        24,165         4,158        274,570         4,366

NET ASSETS AT BEGINNING OF PERIOD                         -             -         4,158             -          4,366             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

NET ASSETS AT END OF PERIOD                     $    49,799   $         -   $    28,323   $     4,158   $    278,936   $     4,366
                                                ============  ============  ============  ============  =============  ============


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                                Goldman Sachs Variable Insurance Trust Sub-Accounts
                                                -----------------------------------------------------------------------------------

                                                  CORE Large Cap Growth       CORE Small Cap Equity         Capital Growth
                                                --------------------------  --------------------------  ---------------------------

                                                   1999         1998 (b)       1999         1998 (b)        1999         1998 (b)
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $         -   $         -   $    (1,458)  $         -   $        503   $         -
Net realized gains (losses)                               -             -           379             -             25             -
Change in unrealized gains (losses)                       -             -        36,391             -          4,372             -
                                                ------------  ------------  ------------  ------------  -------------  ------------


Change in net assets resulting from operations            -             -        35,312             -          4,900             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

FROM CAPITAL TRANSACTIONS
Deposits                                                  -             -       196,342             -         16,338             -
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                   -             -          (426)            -              -             -
Contract maintenance charges                              -             -           (76)            -             (9)            -
Transfers among the sub-accounts
     and with the Fixed Account - net                     -             -        (9,667)            -         12,873             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
Change in net assets resulting
  from capital transactions                               -             -       186,173             -         29,202             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                         -             -       221,485             -         34,102             -

NET ASSETS AT BEGINNING OF PERIOD                         -             -             -             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

NET ASSETS AT END OF PERIOD                     $         -   $         -   $   221,485   $         -   $     34,102   $         -
                                                ============  ============  ============  ============  =============  ============


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                               Goldman Sachs Variable Insurance Trust Sub-Accounts
                                                -----------------------------------------------------------------------------------

                                                      Mid Cap Value           International Equity            Global Income
                                                --------------------------  --------------------------  ---------------------------

                                                    1999        1998 (b)        1999        1998 (b)        1999         1998 (b)
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $       (15)  $        (1)  $         -   $         -   $          -   $         -
Net realized gains (losses)                            (136)            -             -             -              -             -
Change in unrealized gains (losses)                    (163)          163             -             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting from operations         (314)          162             -             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM CAPITAL TRANSACTIONS
Deposits                                             (5,000)        5,000             -             -              -             -
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                   -             -             -             -              -             -
Contract maintenance charges                              3            (3)            -             -              -             -
Transfers among the sub-accounts
     and with the Fixed Account - net                   152             -             -             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
Change in net assets resulting
  from capital transactions                          (4,845)        4,997             -             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS                    (5,159)        5,159             -             -              -             -

NET ASSETS AT BEGINNING OF PERIOD                     5,159             -             -             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
NET ASSETS AT END OF PERIOD                     $         -   $     5,159   $         -   $         -   $          -   $         -
                                                ============  ============  ============  ============  =============  ============


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                           Morgan Stanley Dean Witter Universal Funds, Inc. Sub-Accounts
                                                -----------------------------------------------------------------------------------

                                                       Fixed Income              Equity Growth                    Value
                                                --------------------------  --------------------------  ---------------------------

                                                    1999        1998 (b)        1999        1998 (b)        1999         1998 (b)
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $       594   $         -   $     3,541   $        (3)  $        289   $         -
Net realized gains (losses)                              (5)            -          (524)            -         (1,252)            -
Change in unrealized gains (losses)                    (586)            -        24,318           271        (15,440)            -
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting from operations            3             -        27,335           268        (16,403)            -
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM CAPITAL TRANSACTIONS
Deposits                                             15,425             -        92,874         4,200        206,900             -
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                   -             -             -             -         (2,037)            -
Contract maintenance charges                             (4)            -           (42)           (2)           (50)            -
Transfers among the sub-accounts
     and with the Fixed Account - net                     4             -        16,889           (28)       (11,920)            -
                                                ------------  ------------  ------------  ------------  -------------  ------------
Change in net assets resulting
  from capital transactions                          15,425             -       109,721         4,170        192,893             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS                    15,428             -       137,056         4,438        176,490             -

NET ASSETS AT BEGINNING OF PERIOD                         -             -         4,438             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
NET ASSETS AT END OF PERIOD                     $    15,428   $         -   $   141,494   $     4,438   $    176,490   $         -
                                                ============  ============  ============  ============  =============  ============


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                           Morgan Stanley Dean Witter Universal Funds, Inc. Sub-Accounts
                                                -----------------------------------------------------------------------------------

                                                      Mid Cap Value             U.S. Real Estate              Global Equity
                                                --------------------------  --------------------------  ---------------------------

                                                    1999        1998 (b)        1999        1998 (b)        1999         1998 (b)
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $     1,960   $        93   $         -   $         -   $        107   $        21
Net realized gains (losses)                            (809)            6             -             -           (120)            -
Change in unrealized gains (losses)                     354           200             -             -            (35)           68
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting from operations        1,505           299             -             -            (48)           89
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM CAPITAL TRANSACTIONS
Deposits                                              7,396         4,200             -             -              -         2,475
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                   -             -             -             -              -             -
Contract maintenance charges                             (8)           (2)            -             -             (4)           (1)
Transfers among the sub-accounts
     and with the Fixed Account - net                 9,902           (28)            -             -            110            (4)
                                                ------------  ------------  ------------  ------------  -------------  ------------
Change in net assets resulting
  from capital transactions                          17,290         4,170             -             -            106         2,470
                                                ------------  ------------  ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS                    18,795         4,469             -             -             58         2,559

NET ASSETS AT BEGINNING OF PERIOD                     4,469             -             -             -          2,559             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
NET ASSETS AT END OF PERIOD                     $    23,264   $     4,469   $         -   $         -   $      2,617   $     2,559
                                                ============  ============  ============  ============  =============  ============


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                Morgan Stanley Dean Witter
                                                   Universal Funds, Inc.                Neuberger & Berman Advisers
                                                      Sub-Accounts                     Management Trust Sub-Accounts
                                                --------------------------  -------------------------------------------------------

                                                   International Magnum            AMT Guardian                AMT Partners
                                                --------------------------  --------------------------  ---------------------------

                                                    1999        1998 (b)        1999        1998 (b)        1999         1998 (b)
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                    $        43   $         -   $      (296)  $         -   $     (1,566)  $         -
Net realized gains (losses)                              (1)            -           (73)            -           (829)            -
Change in unrealized gains (losses)                     468             -           559             -          1,507             -
                                                ------------  ------------  ------------  ------------  -------------  ------------

Change in net assets resulting from operations          510             -           190             -           (888)            -
                                                ------------  ------------  ------------  ------------  -------------  ------------
FROM CAPITAL TRANSACTIONS
Deposits                                              7,500             -        40,089             -        208,943             -
Benefit payments                                          -             -             -             -              -             -
Payments on termination                                   -             -          (600)            -           (426)            -
Contract maintenance charges                             (2)            -           (11)            -            (56)            -
Transfers among the sub-accounts
     and with the Fixed Account - net                     -             -           182             -        (11,611)            -
                                                ------------  ------------  ------------  ------------  -------------  ------------
Change in net assets resulting
  from capital transactions                           7,498             -        39,660             -        196,850             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS                     8,008             -        39,850             -        195,962             -

NET ASSETS AT BEGINNING OF PERIOD                         -             -             -             -              -             -
                                                ------------  ------------  ------------  ------------  -------------  ------------
NET ASSETS AT END OF PERIOD                     $     8,008   $         -   $    39,850   $         -   $    195,962   $         -
                                                ============  ============  ============  ============  =============  ============


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------


                                                   Nueberger & Berman                                      Federated
                                                  Advisers Management         STI Classic Variable      Insurance Series
                                                   Trust Sub-Accounts          Trust Sub-Accounts         Sub-Account
                                                --------------------------  --------------------------  ----------------
                                                                               Capital    Value Income   Federated Prime
                                                   AMT Mid-Cap Growth        Appreciation    Stock        Money Fund II
                                                --------------------------  ------------- ------------  ----------------

                                                   1999         1998 (b)       1999 (c)     1999 (c)       1999 (d)
                                                ------------  ------------  ------------- ------------  ----------------
FROM OPERATIONS
Net investment income (loss)                    $       (23)  $         -   $       (299) $       630   $           443
Net realized gains (losses)                               2             -           (853)         (24)                -
Change in unrealized gains (losses)                   2,418             -          9,550      (11,368)                -
                                                ------------  ------------  ------------- ------------  ----------------

Change in net assets resulting from operations        2,397             -          8,398      (10,762)              443
                                                ------------  ------------  ------------- ------------  ----------------
FROM CAPITAL TRANSACTIONS
Deposits                                              4,263             -        417,583      202,922           152,133
Benefit payments                                          -             -              -            -                 -
Payments on termination                                   -             -            306            -                 -
Contract maintenance charges                             (2)            -           (135)         (59)              (44)
Transfers among the sub-accounts
     and with the Fixed Account - net                    (8)            -         52,267       15,548             2,102
                                                ------------  ------------  ------------- ------------  ----------------
Change in net assets resulting
  from capital transactions                           4,253             -        470,021      218,411           154,191
                                                ------------  ------------  ------------- ------------  ----------------
INCREASE (DECREASE) IN NET ASSETS                     6,650             -        478,419      207,649           154,634

NET ASSETS AT BEGINNING OF PERIOD                         -             -              -            -                 -
                                                ------------  ------------  ------------- ------------  ----------------
NET ASSETS AT END OF PERIOD                     $     6,650   $         -   $    478,419      207,649   $       154,634
                                                ============  ============  ============= ============  ================


(b) For the Period Beginning November 9, 1998 and Ended December 31, 1998.

(c) For the Period Beginning May 1, 1999 and Ended December 31, 1999.

(d) For the Period Beginning November 1, 1999 and Ended December 31, 1999.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    ORGANIZATION

      Glenbrook Life Multi-Manager Variable Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Glenbrook Life and Annuity Company ("Glenbrook Life"). The assets of the Account are legally segregated from those of Glenbrook Life. Glenbrook Life is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

      Glenbrook Life issues two variable annuity contracts, the Enhanced Glenbrook Provider and the Glenbrook Provider (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Glenbrook Life contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, the contractholders bear the investment risk that the sub-accounts may not meet their stated objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

      AIM VARIABLE INSURANCE FUNDS, INC.                        MFS VARIABLE INSURANCE TRUST
           Capital Appreciation                                       MFS Emerging Growth
           Diversified Income                                         MFS Limited Maturity
           Government Securities                                      MFS Growth with Income
           Growth                                                     MFS New Discovery
           Growth and Income                                    GOLDMAN SACHS VARIABLE INSURANCE TRUST
           International Equity                                       Growth and Income
           Global Utilities                                           CORE U.S. Equity
           Value                                                      CORE Large Cap Growth
           Balanced                                                   CORE Small Cap Equity
           High Yield                                                 Capital Growth
      AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.                      Mid Cap Value
           American Century VP Balanced                               International Equity
           American Century VP International                          Global Income
      DREYFUS VARIABLE INVESTMENT FUND                          MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
           VIF Growth and Income                                      Fixed Income
           VIF Money Market                                           Equity Growth
           VIF Small Company Stock                                    Value
      DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.                  Mid Cap Value
      DREYFUS STOCK INDEX FUND                                        U.S. Real Estate
      FIDELITY VARIABLE INSURANCE PRODUCTS FUND                       Global Equity
           VIP Growth                                                 International Magnum
           VIP High Income                                      NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
           VIP Equity-Income                                          AMT Guardian
      FIDELITY VARIABLE INSURANCE PRODUCTS FUND II                    AMT Partners
           VIP II Contrafund                                          AMT Mid-Cap Growth
      FEDERATED INSURANCE SERIES                                STI CLASSIC VARIABLE TRUST
           Federated Prime Money Fund II                              STI Capital Appreciation
                                                                      STI Value Income Stock

      Glenbrook Life provides insurance and administrative services to the contractholders for a fee. Glenbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Glenbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.



2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      VALUATION OF INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices at December 31, 1999.

      INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

      REALIZED GAINS AND LOSSES - Realized gains and losses represent the difference between the proceeds from sales of shares by the Account and the cost of such shares, which is determined on a weighted average basis.

      FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Glenbrook Life. Glenbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    EXPENSES

      ADMINISTRATIVE EXPENSE CHARGE - Glenbrook Life deducts administrative expense charges daily at a rate equal to .10% per annum of the average daily net assets of the Account. Glenbrook Life guarantees that the amount of this charge will not increase over the lives of the Contracts.

      CONTRACT MAINTENANCE CHARGE - Glenbrook Life deducts an annual maintenance charge of $35 on each contract anniversary and guarantees that this charge will not increase over the lives of the Contracts. This charge will be waived if certain conditions are met.

      MORTALITY AND EXPENSE RISK CHARGE - Glenbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. Glenbrook Life guarantees that the amount of this charge will not increase over the life of the contract. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge. Glenbrook Life guarantees that the amount of this charge will not increase over the lives of the contracts.

4. UNITS ISSUED AND REDEEMED
   (Units in whole amounts)

                                                                           GLENBROOK PROVIDER

                                                                        UNIT ACTIVITY DURING 1999:
                                                                    ----------------------------------

                                                    Units                                    Units            Accumulation
                                                 Outstanding       Units      Units       Outstanding          Unit Value
                                              December 31, 1998    Issued    Redeemed   December 31, 1999   December 31, 1999
                                              -----------------   --------   --------   -----------------   -----------------
vInvestments in AIM Variable Insurance Funds,
  Inc. Sub-Accounts:
       Capital Appreciation                               6,547      1,332         (2)              7,877        $      17.63
       Diversified Income                                 9,663      7,054     (3,217)             13,500                9.80
       Government Securities                                692         29         (2)                719               10.29
       Growth                                            15,902        620     (2,257)             14,265               18.00
       Growth and Income                                 20,638      4,900     (4,441)             21,097               17.08
       International Equity                               1,491          -       (284)              1,207               17.51
       Global Utilities                                       -          -          -                   -                   -
       Value                                             34,858      8,032     (8,036)             34,854               17.04
       Balanced                                               -          -          -                   -                   -
       High Yield                                             -          -          -                   -                   -

Investments in the American Century Variable
  Portfolios Inc. Sub-Accounts:
       American Century VP Balanced                       9,621        174         (2)              9,793               13.18
       American Century VP International                    344         28         (1)                371               19.02

Investments in Dreyfus Variable Investment
  Fund Sub-Accounts:
       VIF Growth & Income                               15,709      1,597     (3,577)             13,729               13.64
       VIF Money Market                                     750      9,973     (4,372)              6,351               10.94
       VIF Small Company Stock                              710          -         (2)                708               11.30

Investment in Dreyfus Socially Responsible
  Growth Sub-Account:                                     4,726      2,207          -               6,933               17.69

Investment in Dreyfus Stock Index Sub-Account:           39,205      4,306     (6,106)             37,405               15.27

Investment in the Fidelity Variable Insurance
  Products Fund Sub-Accounts:
       VIP Growth                                         6,361      1,832       (677)              7,516               19.95
       VIP High Income                                    5,530        723       (152)              6,101               10.86
       VIP Equity-Income                                 40,266      7,872     (7,870)             40,268               11.82

Investment in the Fidelity Variable Insurance
  Products Fund II Sub-Account:
       VIP II Contrafund                                  9,350      2,013       (921)             10,442               17.41

Investments in MFS Variable Insurance Trust
  Sub-Accounts:
       MFS Emerging Growth                                4,972      1,344        (70)              6,246               25.40
       MFS Limited Maturity                               1,014         42        (61)                995               10.78
       MFS Growth with Income                                 -          -          -                   -                   -
       MFS New Discovery                                      -          -          -                   -                   -

Investments in the Goldman Sachs Variable
  Insurance Trust Sub-Accounts:
       Growth and Income                                      -          -          -                   -                   -
       CORE U.S. Equity                                       -          -          -                   -                   -
       CORE Large Cap Growth                                  -          -          -                   -                   -
       CORE Small Cap Equity                                  -          -          -                   -                   -
       Capital Growth                                         -          -          -                   -                   -
       Mid Cap Value                                          -          -          -                   -                   -
       International Equity                                   -          -          -                   -                   -
       Global Income                                          -          -          -                   -                   -

Investments in Morgan Stanley Dean Witter
  Universal Funds, Inc. Sub-Accounts
       Fixed Income                                           -          -          -                   -                   -
       Equity Growth                                          -          -          -                   -                   -
       Value                                                  -          -          -                   -                   -
       Mid Cap Value                                          -          -          -                   -                   -
       U.S. Real Estate                                       -          -          -                   -                   -
       Global Equity                                          -          -          -                   -                   -
       International Magnum                                   -          -          -                   -                   -

Investments in Neuberger & Berman Advisers
  Management Trust Sub-Accounts
       AMT Guardian                                           -          -          -                   -                   -
       AMT Partners                                           -          -          -                   -                   -
       AMT Mid Cap Growth                                     -          -          -                   -                   -

Investments in the STI Classic Variable
  Trust Sub-Accounts:
        Capital Appreciation                                  -          -          -                   -                   -
        Value Income Stock                                    -          -          -                   -                   -

Investment in Federated Insurance Series
  Sub-Account:
      Prime Money Fund II                                     -          -          -                   -                   -

Units relating to accrued contract maintenance charges are included in units redeemed.

4. UNITS ISSUED AND REDEEMED
    (Units in whole amounts)

                                                           GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT RIDER

                                                                        UNIT ACTIVITY DURING 1999:
                                                                    ----------------------------------

                                                    Units                                    Units            Accumulation
                                                 Outstanding       Units      Units       Outstanding          Unit Value
                                              December 31, 1998    Issued    Redeemed   December 31, 1999   December 31, 1999
                                              -----------------   --------   --------   -----------------   -----------------
Investments in AIM Variable Insurance Funds,
  Inc. Sub-Accounts:
       Capital Appreciation                               5,197      8,783        (84)             13,896        $      17.59
       Diversified Income                                 8,931      1,481     (2,811)              7,601                9.78
       Government Securities                              7,546     33,335     (1,065)             39,816               10.27
       Growth                                            15,252      2,032     (2,646)             14,638               17.96
       Growth and Income                                 52,358      7,353    (11,248)             48,463               17.05
       International Equity                               5,403         89       (525)              4,967               17.47
       Global Utilities                                       -      1,584          -               1,584               15.05
       Value                                             52,510     19,382     (7,822)             64,070               17.01
       Balanced                                               -          -          -                   -                   -
       High Yield                                             -          -          -                   -                   -

Investments in the American Century Variable
  Portfolios Inc. Sub-Accounts:
       American Century VP Balanced                       7,716      2,771         (3)             10,484               13.14
       American Century VP International                  5,196      1,681     (1,331)              5,546               18.97

Investments in Dreyfus Variable Investment
  Fund Sub-Accounts:
       VIF Growth & Income                               18,031      1,081       (515)             18,597               13.60
       VIF Money Market                                  13,027     45,596    (18,281)             40,342               10.91
       VIF Small Company Stock                            5,753          -          1               5,754               11.28

Investment in Dreyfus Socially Responsible
  Growth Sub-Account:                                     4,373        406     (1,251)              3,528               17.64

Investment in Dreyfus Stock Index Sub-Account:           86,935     11,884    (18,040)             80,779               15.24

Investment in the Fidelity Variable Insurance
  Products Fund Sub-Accounts:
       VIP Growth                                         8,947      4,741     (2,447)             11,241               19.90
       VIP High Income                                   28,509      2,527     (3,565)             27,471               10.84
       VIP Equity-Income                                 76,050      6,651    (12,509)             70,192               11.80

Investment in the Fidelity Variable Insurance
  Products Fund II Sub-Account:
       VIP II Contrafund                                 11,838      3,213       (178)             14,873               17.37

Investments in MFS Variable Insurance Trust
  Sub-Accounts:
       MFS Emerging Growth                                6,085      6,268     (1,424)             10,929               25.33
       MFS Limited Maturity                               3,996      1,864         (3)              5,857               10.75
       MFS Growth with Income                                 -          -          -                   -                   -
       MFS New Discovery                                      -          -          -                   -                   -

Investments in the Goldman Sachs Variable
  Insurance Trust Sub-Accounts:
       Growth and Income                                      -          -          -                   -                   -
       CORE U.S. Equity                                       -          -          -                   -                   -
       CORE Large Cap Growth                                  -          -          -                   -                   -
       CORE Small Cap Equity                                  -          -          -                   -                   -
       Capital Growth                                         -          -          -                   -                   -
       Mid Cap Value                                          -          -          -                   -                   -
       International Equity                                   -          -          -                   -                   -
       Global Income                                          -          -          -                   -                   -

Investments in Morgan Stanley Dean Witter
  Universal Funds, Inc. Sub-Accounts
       Fixed Income                                           -          -          -                   -                   -
       Equity Growth                                          -          -          -                   -                   -
       Value                                                  -          -          -                   -                   -
       Mid Cap Value                                          -          -          -                   -                   -
       U.S. Real Estate                                       -          -          -                   -                   -
       Global Equity                                          -          -          -                   -                   -
       International Magnum                                   -          -          -                   -                   -

Investments in Neuberger & Berman Advisers
  Management Trust Sub-Accounts
       AMT Guardian                                           -          -          -                   -                   -
       AMT Partners                                           -          -          -                   -                   -
       AMT Mid Cap Growth                                     -          -          -                   -                   -

Investments in the STI Classic Variable
  Trust Sub-Accounts:
        Capital Appreciation                                  -          -          -                   -                   -
        Value Income Stock                                    -          -          -                   -                   -

Investment in Federated Insurance Series
  Sub-Account:
      Prime Money Fund II                                     -          -          -                   -                   -

Units relating to accrued contract maintenance charges are included in units redeemed.

4. UNITS ISSUED AND REDEEMED
      (Units in whole amounts)

                                                                      ENHANCED GLENBROOK PROVIDER

                                                                        UNIT ACTIVITY DURING 1999:
                                                                    ----------------------------------

                                                   Units                                    Units            Accumulation
                                                Outstanding       Units      Units       Outstanding          Unit Value
                                             December 31, 1998    Issued    Redeemed   December 31, 1999   December 31, 1999
                                             -----------------   --------   --------   -----------------   -----------------
Investments in AIM Variable Insurance
  Funds, Inc. Sub-Accounts:
       Capital Appreciation                                  -      8,745        (2)               8,743        $      16.29
       Diversified Income                                    -        721         -                  721                9.91
       Government Securities                                 -          -         -                    -                   -
       Growth                                                -     13,279        (4)              13,275               15.82
       Growth and Income                                     -     12,183        (3)              12,180               15.09
       International Equity                                  -          -         -                    -                   -
       Global Utilities                                      -          -         -                    -                   -
       Value                                                 -     42,090       (16)              42,074               14.80
       Balanced                                              -      7,489        (2)               7,487               12.66
       High Yield                                            -      7,389        (2)               7,387               11.27

Investments in the American Century Variable
  Portfolios Inc. Sub-Accounts:
       American Century VP Balanced                          -          -         -                    -                   -
       American Century VP International                     -          -         -                    -                   -

Investments in Dreyfus Variable Investment
  Fund Sub-Accounts:
       VIF Growth & Income                                   -      2,681        (1)               2,680               12.47
       VIF Money Market                                      -          -         -                    -                   -
       VIF Small Company Stock                               -        236         -                  236               11.66

Investment in Dreyfus Socially Responsible
  Growth Sub-Account:                                        -      3,137        (7)               3,130               14.40

Investment in Dreyfus Stock Index Sub-Account:               -      9,936        (6)               9,930               12.97

Investment in the Fidelity Variable Insurance
  Products Fund Sub-Accounts:
       VIP Growth                                            -     25,833       (12)              25,821               15.22
       VIP High Income                                       -      3,838        (1)               3,837               11.16
       VIP Equity-Income                                     -     30,273        (9)              30,264               11.02

Investment in the Fidelity Variable Insurance
  Products Fund II Sub-Account:
       VIP II Contrafund                                     -     18,975       (12)              18,963               14.33

Investments in MFS Variable Insurance Trust
  Sub-Accounts:
       MFS Emerging Growth                                   -      1,060        (1)               1,059               20.88
       MFS Limited Maturity                                  -          -         -                    -                   -
       MFS Growth with Income                                -      6,299        (4)               6,295               11.41
       MFS New Discovery                                     -        183         -                  183               19.52

Investments in the Goldman Sachs Variable
  Insurance Trust Sub-Accounts:
       Growth and Income                                     -        637         -                  637               10.46
       CORE U.S. Equity                                      -        317         -                  317               13.46
       CORE Large Cap Growth                                 -          -         -                    -                   -
       CORE Small Cap Equity                                 -         86         -                   86               12.36
       Capital Growth                                        -          -         -                    -                   -
       Mid Cap Value                                         -          -         -                    -                   -
       International Equity                                  -          -         -                    -                   -
       Global Income                                         -          -         -                    -                   -

Investments in Morgan Stanley Dean Witter
  Universal Funds, Inc. Sub-Accounts
       Fixed Income                                          -          -         -                    -                   -
       Equity Growth                                         -          -         -                    -                   -
       Value                                                 -          -         -                    -                   -
       Mid Cap Value                                         -          -         -                    -                   -
       U.S. Real Estate                                      -          -         -                    -                   -
       Global Equity                                         -          -         -                    -                   -
       International Magnum                                  -          -         -                    -                   -

Investments in Neuberger & Berman Advisers
  Management Trust Sub-Accounts
       AMT Guardian                                          -          -         -                    -                   -
       AMT Partners                                          -          -         -                    -                   -
       AMT Mid Cap Growth                                    -        296         -                  296               18.45

Investments in the STI Classic Variable
  Trust Sub-Accounts:
        Capital Appreciation                                 -     10,428        (3)              10,425               10.60
        Value Income Stock                                   -      5,700        (1)               5,699                9.46

Investment in Federated Insurance Series
  Sub-Account:
      Prime Money Fund II                                    -      7,988        (3)               7,985               10.06

Units relating to accrued contract maintenance charges are included in units redeemed.

4. UNITS ISSUED AND REDEEMED
    (Units in whole amounts)

                                                       ENHANCED GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT RIDER

                                                                        UNIT ACTIVITY DURING 1999:
                                                                    ----------------------------------

                                                    Units                                    Units            Accumulation
                                                 Outstanding       Units      Units       Outstanding          Unit Value
                                              December 31, 1998    Issued    Redeemed   December 31, 1999   December 31, 1999
                                              -----------------   --------   --------   -----------------   -----------------
Investments in AIM Variable Insurance
  Funds, Inc. Sub-Accounts:
       Capital Appreciation                               1,466     15,985        (4)              17,447        $      16.25
       Diversified Income                                     -          -         -                    -                   -
       Government Securities                                  -          -         -                    -                   -
       Growth                                                 -     14,404        (4)              14,400               15.78
       Growth and Income                                      -     16,354        (5)              16,349               15.05
       International Equity                                   -        606         -                  606               16.34
       Global Utilities                                       -        154         -                  154               14.13
       Value                                                  -     35,455       (10)              35,445               14.76
       Balanced                                               -     16,028        (5)              16,023               12.63
       High Yield                                             -      3,357        (1)               3,356               11.25

Investments in the American Century Variable
  Portfolios Inc. Sub-Accounts:
       American Century VP Balanced                           -          -         -                    -                   -
       American Century VP International                      -          -         -                    -                   -

Investments in Dreyfus Variable Investment
  Fund Sub-Accounts:
       VIF Growth & Income                                    -          -         -                    -                   -
       VIF Money Market                                       -          -         -                    -                   -
       VIF Small Company Stock                              737          -      (737)                   -                   -

Investment in Dreyfus Socially Responsible
  Growth Sub-Account:                                         -      1,093         -                1,093               14.36

Investment in Dreyfus Stock Index Sub-Account:                -      5,558        (2)               5,556               12.94

Investment in the Fidelity Variable Insurance
  Products Fund Sub-Accounts:
       VIP Growth                                           313     45,214       (13)              45,514               15.19
       VIP High Income                                        -      3,915        (1)               3,914               11.13
       VIP Equity-Income                                      -     17,535        (5)              17,530               10.99

Investment in the Fidelity Variable Insurance
  Products Fund II Sub-Account:
       VIP II Contrafund                                      -     30,669        (9)              30,660               14.29

Investments in MFS Variable Insurance Trust
  Sub-Accounts:
       MFS Emerging Growth                                    -      3,068         -                3,068               20.83
       MFS Limited Maturity                                   -                                         -
       MFS Growth with Income                                 -      3,388       (65)               3,323               11.38
       MFS New Discovery                                      -      1,669         -                1,669               19.47

Investments in the Goldman Sachs Variable
  Insurance Trust Sub-Accounts:
       Growth and Income                                      -          -         -                    -                   -
       CORE U.S. Equity                                       -          -         -                    -                   -
       CORE Large Cap Growth                                  -          -         -                    -                   -
       CORE Small Cap Equity                                  -          -         -                    -                   -
       Capital Growth                                         -          -         -                    -                   -
       Mid Cap Value                                        517          -      (517)                   -                   -
       International Equity                                   -          -         -                    -                   -
       Global Income                                          -          -         -                    -                   -

Investments in Morgan Stanley Dean Witter
  Universal Funds, Inc. Sub-Accounts
       Fixed Income                                           -      1,566         -                1,566                9.85
       Equity Growth                                          -      1,954        (1)               1,953               15.05
       Value                                                  -        903         -                  903                9.63
       Mid Cap Value                                          -          -         -                    -                   -
       U.S. Real Estate                                       -          -         -                    -                   -
       Global Equity                                        245          -      (245)                   -                   -
       International Magnum                                   -        625        (1)                 624               12.83

Investments in Neuberger & Berman Advisers
  Management Trust Sub-Accounts
       AMT Guardian                                           -      1,333         -                1,333               12.25
       AMT Partners                                           -          -         -                    -                   -
       AMT Mid Cap Growth                                     -          -         -                    -                   -

Investments in the STI Classic Variable
  Trust Sub-Accounts:
        Capital Appreciation                                  -     12,989        (4)             12,985                10.60
        Value Income Stock                                    -      4,409        (1)              4,408                 9.46

Investment in Federated Insurance Series
  Sub-Account:
      Prime Money Fund II                                     -      2,093         -               2,093                10.06

Units relating to accrued contract maintenance charges are included in units redeemed.

4. UNITS ISSUED AND REDEEMED
    (Units in whole amounts)

                                                      Enhanced Glenbrook Provider With Enhanced Death Benefit Rider
                                                                    Income Benefit Combination Rider
                                                                        UNIT ACTIVITY DURING 1999:
                                                                    ----------------------------------

                                                    Units                                    Units            Accumulation
                                                 Outstanding       Units      Units       Outstanding          Unit Value
                                              December 31, 1998    Issued    Redeemed   December 31, 1999   December 31, 1999
                                              -----------------   --------   --------   -----------------   -----------------
Investments in AIM Variable Insurance
  Funds, Inc. Sub-Accounts:
       Capital Appreciation                                 398     16,538      (890)              16,046        $      16.21
       Diversified Income                                     -      1,484         -                1,484                9.86
       Government Securities                                  -          -         -                    -                   -
       Growth                                               386     20,954       (94)              21,246               15.74
       Growth and Income                                      -     12,269      (810)              11,459               15.01
       International Equity                                   -      2,944        (1)               2,943               16.30
       Global Utilities                                       -          -         -                    -                   -
       Value                                                  -     34,573      (285)              34,288               14.73
       Balanced                                             405     42,945      (229)              43,121               12.60
       High Yield                                             -        185         -                  185               11.22

Investments in the American Century Variable
  Portfolios Inc. Sub-Accounts:
       American Century VP Balanced                           -          -         -                    -                   -
       American Century VP International                      -          -         -                    -                   -

Investments in Dreyfus Variable Investment
  Fund Sub-Accounts:
       VIF Growth & Income                                    -      4,036       (53)               3,983               12.40
       VIF Money Market                                       -      1,159      (582)                 577               10.36
       VIF Small Company Stock                                -      2,544        (2)               2,542               11.60

Investment in Dreyfus Socially Responsible
  Growth Sub-Account:                                         -      5,495        (2)               5,493               14.33

Investment in Dreyfus Stock Index Sub-Account:              401     21,487    (1,933)              19,955               12.90

Investment in the Fidelity Variable Insurance
  Products Fund Sub-Accounts:
       VIP Growth                                             -     22,199      (111)              22,088               15.15
       VIP High Income                                        -      3,668        (1)               3,667               11.10
       VIP Equity-Income                                      -     11,679       (58)              11,621               10.96

Investment in the Fidelity Variable Insurance
  Products Fund II Sub-Account:
       VIP II Contrafund                                    387     33,316    (1,542)              32,161               14.26

Investments in MFS Variable Insurance Trust
  Sub-Accounts:
       MFS Emerging Growth                                  377     18,928      (116)              19,189               20.78
       MFS Limited Maturity                                   -          -         -                    -                   -
       MFS Growth with Income                                 -      5,523      (715)               4,808               11.35
       MFS New Discovery                                      -        707         -                  707               19.42

Investments in the Goldman Sachs Variable
  Insurance Trust Sub-Accounts:
       Growth and Income                                    419      1,802      (140)               2,081               10.41
       CORE U.S. Equity                                     401     20,828      (714)              20,515               13.39
       CORE Large Cap Growth                                  -          -         -                    -                   -
       CORE Small Cap Equity                                  -     18,952    (1,034)              17,918               12.30
       Capital Growth                                         -      2,450        (1)               2,449               13.92
       Mid Cap Value                                          -          -         -                    -                   -
       International Equity                                   -          -         -                    -                   -
       Global Income                                          -          -         -                    -                   -

Investments in Morgan Stanley Dean Witter
  Universal Funds, Inc. Sub-Accounts
       Fixed Income                                                                                     -
       Equity Growth                                        406      7,061        (3)               7,464               15.02
       Value                                                  -     18,913    (1,448)              17,465                9.61
       Mid Cap Value                                        408      1,381        (1)               1,788               13.01
       U.S. Real Estate                                       -          -         -                    -                   -
       Global Equity                                          -        245         -                  245               10.69
       International Magnum                                   -          -         -                    -                   -

Investments in Neuberger & Berman Advisers
  Management Trust Sub-Accounts
       AMT Guardian                                           -      1,977       (53)               1,924               12.22
       AMT Partners                                           -     19,220    (1,224)              17,996               10.89
       AMT Mid Cap Growth                                     -         64         -                   64               18.36

Investments in the STI Classic Variable
  Trust Sub-Accounts:
        Capital Appreciation                                  -     23,173    (1,433)              21,740               10.59
        Value Income Stock                                    -     11,851        (3)              11,848                9.46

Investment in Federated Insurance Series
  Sub-Account:
      Prime Money Fund II                                     -      5,293        (2)               5,291               10.06

Units relating to accrued contract maintenance charges are included in units redeemed.

                                   GLENBROOK LIFE MULTI-
                                   MANAGER VARIABLE ACCOUNT

                                   FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2000 (UNAUDITED)

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENT OF NET ASSETS
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

(unaudited)


ASSETS
Allocation to Sub-Accounts investing in the AIM Variable Insurance Funds:
     AIM V.I. Capital Appreciation,  139,853.16 shares (cost 5,034,983.95)                               $ 5,694,820
     AIM V.I. Diversified Income,  22,062.50 shares (cost 241,833.77)                                        223,272
     AIM V.I. Government Securities,  52,682.39 shares (cost 574,730.98)                                     594,257
     AIM V.I. Growth,  126,012.04 shares (cost 4,013,970.62)                                               4,155,876
     AIM V.I. Growth and Income,  127,380.97 shares (cost 3,691,841.15)                                    4,109,309
     AIM V.I. International Equity,  7,027.18 shares (cost 173,058.40)                                       170,689
     AIM V.I. Global Utilities,  2,319.97 shares (cost 48,141.71)                                             56,467
     AIM V.I. Value,  231,759.12 shares (cost 7,284,855.29)                                                7,256,378
     AIM V.I. Balanced,  194,050.51 shares (cost 2,507,049.55)                                             2,617,741
     AIM V.I. High Yield,  34882.39 shares (cost 313,534.62)                                                 296,500

Allocation to Sub-Accounts investing in the American Century Variable Portfolios, Inc.:
     American Century VP Balanced,  41,819.60 shares (cost 327,201.17)                                       318,244
     American Century VP International,  18,192.61 shares (cost 209,190.85)                                  196,480

Allocation to Sub-Accounts investing in the Dreyfus Variable Investment Fund:
     VIF Growth and Income,  19,147.04 shares (cost 426,247.42)                                              479,824
     VIF Money Market,  118,530.13 shares (cost 118,527.60)                                                  118,528
     VIF Small Company Stock,  4,503.90 shares (cost 68,122.00)                                               86,159

Allocation to Sub-Account investing in the Dreyfus Socially
     Responsible Growth Fund, Inc.,  11,165.65 shares (cost 391,079.01)                                      444,279

Allocation to Sub-Account investing in the Dreyfus Stock Index Fund,  65,413.70 shares
(cost 2,092,555.24)                                                                                        2,456,282

Allocation to Sub-Accounts investing in the Fidelity Variable Insurance Products Fund:
     VIP Growth,  146,270.60 shares (cost 7,428,399.60)                                                    7,281,350
     VIP High Income,  140,577.84 shares (cost 1,477,430.96)                                               1,339,707
     VIP Equity-Income,  144,453.26 shares (cost 3,442,669.47)                                             3,544,883
     VIP Overseas,  28,198.11 shares (cost 655,464.84)                                                       613,591

Allocation to Sub-Accounts investing in the Fidelity Variable Insurance
Products Fund II:
     VIP II Contrafund,  198,903.32 shares (cost 5,123,294.50)                                             5,054,134
     VIP II Index 500,  13,369.29 shares (cost 2,177,247.99)                                               2,168,767

Allocation to Sub-Accounts investing in the MFS Variable Insurance Trust:
     MFS Emerging Growth,  97,147.19 shares (cost 3,307,454.55)                                            3,463,274
     MFS Limited Maturity,  6,438.69 shares (cost 65,904.76)                                                  65,996
     MFS Growth With Income,  23,484.09 shares (cost 487,492.53)                                             506,785
     MFS New Discovery,  5,018.41 shares (cost 74,884.86)                                                     92,338
     MFS Research,  29,079.92 shares (cost 688,517.70)                                                       692,100


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

(unaudited)


ASSETS
Allocation to Sub-Accounts investing in the Goldman Sachs Variable Insurance Trust:
     VIT Growth and Income,  2,540.34 shares (cost 28,437.91)                                             $   27,741
     VIT CORE U.S. Equity,  23,252.02 shares (cost 298,411.08)                                               322,738
     VIT CORE Large Cap Growth,  1,010.19 shares (cost 16,347.88)                                             15,850
     VIT CORE Small Cap Equity,  21,105.81 shares (cost 190,774.54)                                          236,173
     VIT Capital Growth,  3,363.91 shares (cost 42,451.84)                                                    47,364
     VIT Mid Cap Value,  0 shares (cost 0)                                                                         -
     VIT International Equity,  1,985.44 shares (cost 28,199.09)                                              25,890
     VIT Global Income,  0 shares (cost 0)                                                                         -

Allocation to Sub-Accounts investing in The Universal Institutional Fund, Inc. (a):
     Fixed Income,  4,090.13 shares (cost 43,172.22)                                                          43,551
     Equity Growth,  9,552.98 shares (cost 170,867.90)                                                       197,364
     Value,  16,925.93 shares (cost 196,661.78)                                                              194,783
     Mid Cap Value,  6,680.27 shares (cost 107,410.32)                                                       116,370
     U.S. Real Estate,  0 shares (cost 0)                                                                          -
     Global Equity,  1,008.58 shares (cost 12,695.75)                                                         13,007
     International Magnum,  576.68 shares (cost 7,596.15)                                                      7,087

Allocation to Sub-Accounts investing in the Neuberger & Berman Advisers Management Trust:
     AMT Guardian,  1,104.24 shares (cost 17,158.89)                                                          18,418
     AMT Partners,  12,259.38 shares (cost 226,618.91)                                                       197,131
     AMT Mid-Cap Growth,  2,606.58 shares (cost 63,766.43)                                                    77,258

Allocation to Sub-Accounts investing in the STI Classic Variable Trust:
     STI Capital Appreciation,  49,690.56 shares (cost 1,020,644.85)                                       1,030,582
     STI Growth & Income,  68,085.70 shares (cost 725,554.89)                                                755,070
     STI International Equity,  10,204.47 shares (cost 126,820.96)                                           104,392
     STI Investment Grade Bond,  25,618.54 shares (cost 242,743.07)                                          244,401
     STI Mid-Cap Equity,  13,654.39 shares (cost 223,309.06)                                                 209,322
     STI Quality Growth Stock,  72,158.82 shares (cost 765,612.43)                                           758,389
     STI Small Cap Equity,  12829.46 shares (cost 103,752.16)                                                108,024
     STI Value Income Stock,  49,209.66 shares (cost 632,826.84)                                             582,642

Allocation to Sub-Account investing in the Federated Insurance Series:
     Federated Prime Money Fund II,  612,310.26 shares (cost 612,307.36)                                     612,307


(a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

(unaudited)


ASSETS
Allocation to Sub-Accounts investing in the Oppenheimer Variable Account Funds:
     Oppenheimer Aggressive Growth,  12,183.90 shares (cost 1,199,667.62)                                $ 1,249,946
     Oppenheimer Capital Appreciation,  18,499.36 shares (cost 958,576.65)                                   941,062
     Oppenheimer Global Securities,  36,678.28 shares (cost 1,202,722.58)                                  1,152,798
     Oppenheimer Main Street Growth & Income,  123,228.09 shares (cost 2,912,024.69)                       2,906,951
     Oppenheimer Multiple Strategies,  21,353.53 shares (cost 356,702.68)                                    355,323
     Oppenheimer Strategic Bond,  97,670.94 shares (cost 467,189.02)                                         459,053

Allocation to Sub-Accounts investing in the  Franklin Templeton Variable Insurance Products Trust:
     Franklin Small Cap,  530.84 shares (cost 12,481.81)                                                      14,099
     Templeton Developing Markets Securities,  0 shares (cost 0)                                                   -
     Templeton Global Income Securities,  8,430.95 shares (cost 91,064.09)                                    90,548
     Templeton Growth Securities,  19,744.79 shares (cost 259,137.84)                                        255,893
     Templeton International,  2,070.05 shares (cost 41,869.81)                                               38,047
     Templeton Mutual Shares Securities,  0 shares (cost 0)                                                        -
                                                                                                       -------------

         Total Assets                                                                                     67,507,604

LIABILITIES
Payable to Glenbrook Life and Annuity Company:
     Accrued contract charges                                                                                 17,448
                                                                                                       -------------

         Net Assets                                                                                     $ 67,490,156
                                                                                                       =============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                                        AIM Variable Insurance Funds Sub-Accounts
                                                   --------------------------------------------------------------------------------
                                                                      For the Nine Months Ended September 30, 2000
                                                   --------------------------------------------------------------------------------
                                                                        AIM V.I.     AIM V.I.
                                                   AIM V.I. Capital   Diversified   Government                      AIM V.I. Growth
                                                     Appreciation       Income      Securities     AIM V.I. Growth    & Income
                                                   ----------------   -----------   ----------     ---------------  ---------------
INVESTMENT INCOME
Dividends                                              $        -     $        -    $         -     $          -     $         -
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                           (35,184)        (2,269)        (5,636)         (29,216)        (30,112)
     Administrative expense                                (2,706)          (175)          (426)          (2,236)         (2,335)
                                                       -----------    -----------   ------------    -------------    ------------

         Net investment income (loss)                     (37,890)        (2,444)        (6,062)         (31,452)        (32,447)
                                                       -----------    -----------   ------------    -------------    ------------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                  128,837         68,253         10,262          280,793         398,096
     Cost of investments sold                             115,845         74,605         10,388          225,434         321,460
                                                       -----------    -----------   ------------    -------------    ------------

         Net realized gains (losses)                       12,992         (6,352)          (126)          55,359          76,636
                                                       -----------    -----------   ------------    -------------    ------------

Change in unrealized gains (losses)                       437,661          7,301         34,759          (92,985)        (15,842)
                                                       -----------    -----------   ------------    -------------    ------------

         Net gains (losses) on investments                450,653            949         34,633          (37,626)         60,794
                                                       -----------    -----------   ------------    -------------    ------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                              $  412,763     $   (1,495)   $    28,571     $    (69,078)   $     28,347
                                                       ===========    ===========   ============    =============   =============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                                      AIM Variable Insurance Funds Sub-Accounts
                                                    --------------------------------------------------------------------------
                                                                    For the Nine Months Ended September 30, 2000
                                                    --------------------------------------------------------------------------
                                                       AIM V.I.      AIM V.I.
                                                    International     Global        AIM V.I.       AIM V.I.      AIM V.I. High
                                                       Equity        Utilities       Value         Balanced          Yield
                                                    -------------    ---------      --------       --------      -------------
INVESTMENT INCOME
Dividends                                             $      -      $       -      $       -     $          -    $        -
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                         (1,730)          (434)       (57,415)         (18,362)       (2,239)
     Administrative expense                               (130)           (33)        (4,416)          (1,352)         (174)
                                                      ---------     ----------     ----------    -------------   -----------

         Net investment income (loss)                   (1,860)          (467)       (61,831)         (19,714)       (2,413)
                                                      ---------     ----------     ----------    -------------   -----------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                63,753            471        528,266           58,427       175,520
     Cost of investments sold                           50,398            395        472,245           54,600       181,258
                                                      ---------     ----------     ----------    -------------   -----------

         Net realized gains (losses)                    13,355             76         56,021            3,827        (5,738)
                                                      ---------     ----------     ----------    -------------   -----------

Change in unrealized gains (losses)                    (42,398)         3,245       (570,674)          62,510       (13,652)
                                                      ---------     ----------     ----------    -------------   -----------

         Net gains (losses) on investments             (29,043)         3,321       (514,653)          66,337       (19,390)
                                                      ---------     ----------     ----------    -------------   -----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                             $(30,903)     $   2,854      $(576,484)    $     46,623    $  (21,803)
                                                      =========     ==========     ==========    =============   ===========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                        American Century Variable
                                                      Portfolios, Inc. Sub-Accounts    Dreyfus Variable Investment Fund Sub-Accounts
                                                     -------------------------------   ---------------------------------------------
                                                                      For the Nine Months Ended September 30, 2000
                                                   ----------------------------------------------------------------------------
                                                       American        American           VIF         VIF            VIF
                                                       Century         Century         Growth and     Money       Small Company
                                                     VP Balanced   VP International      Income      Market          Stock
                                                   --------------  ----------------   ------------  ----------    --------------
INVESTMENT INCOME
Dividends                                           $  12,679        $   3,086        $   1,529      $   4,076        $     149
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                        (2,970)          (1,772)          (5,042)          (988)            (842)
     Administrative expense                              (229)            (132)            (385)           (73)             (61)
                                                    ----------       ----------       ----------     ----------       ----------

         Net investment income (loss)                   9,480            1,182           (3,898)         3,015             (754)
                                                    ----------       ----------       ----------     ----------       ----------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                               28,254          130,018           32,217        953,501           38,249
     Cost of investments sold                          28,728           99,168           35,503        953,501           34,219
                                                    ----------       ----------       ----------     ----------       ----------

         Net realized gains (losses)                     (474)          30,850           (3,286)          --              4,030
                                                    ----------       ----------       ----------     ----------       ----------

Change in unrealized gains (losses)                    (5,236)         (55,629)         (12,628)          --              6,815
                                                    ----------       ----------       ----------     ----------       ----------

         Net gains (losses) on investments             (5,710)         (24,779)         (15,914)          --             10,845
                                                    ----------       ----------       ----------     ----------       ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                           $   3,770        $ (23,597)       $ (19,812)     $   3,015        $  10,091
                                                    ==========       ==========       ==========     ==========       ==========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                   Dreyfus Socially
                                                      Responsible      Dreyfus Stock
                                                   Growth Fund, Inc.    Index Fund           Fidelity Variable Insurance
                                                      Sub-Account       Sub-Account          Products Fund Sub-Accounts
                                                   -----------------  --------------- ---------------------------------------------
                                                                    For the Nine Months Ended September 30, 2000
                                                   --------------------------------------------------------------------------------
                                                    Dreyfus Socially                                     VIP            VIP
                                                      Responsible      Dreyfus Stock     VIP             High          Equity-
                                                   Growth Fund, Inc.    Index Fund      Growth          Income         Income
                                                   -----------------  --------------- ------------   --------------   -----------
INVESTMENT INCOME
Dividends                                               $     65       $  13,953       $ 332,531       $  40,759       $ 184,131
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                           (4,081)        (23,421)        (47,703)         (9,462)        (25,940)
     Administrative expense                                 (313)         (1,781)         (3,788)           (741)         (2,063)
                                                        ---------      ----------      ----------      ----------      ----------

         Net investment income (loss)                     (4,329)        (11,249)        281,040          30,556         156,128
                                                        ---------      ----------      ----------      ----------      ----------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                  87,348         188,152         205,804         158,712         417,553
     Cost of investments sold                             76,786         156,628         190,845         173,158         448,100
                                                        ---------      ----------      ----------      ----------      ----------

         Net realized gains (losses)                      10,562          31,524          14,959         (14,446)        (30,547)
                                                        ---------      ----------      ----------      ----------      ----------

Change in unrealized gains (losses)                        1,424         (86,571)       (379,434)       (131,781)         37,503
                                                        ---------      ----------      ----------      ----------      ----------

         Net gains (losses) on investments                11,986         (55,047)       (364,475)       (146,227)          6,956
                                                        ---------      ----------      ----------      ----------      ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                               $  7,657       $ (66,296)      $ (83,435)      $(115,671)      $ 163,084
                                                        =========      ==========      ==========      ==========      ==========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                   Fidelity Variable
                                                   Insurance Products  Fidelity Variable Insurance       MFS Variable Insurance
                                                    Fund Sub-Account   Products Fund II Sub-Account        Trust Sub-Accounts
                                                   ------------------ -----------------------------    ---------------------------
                                                                   For the Nine Months Ended September 30, 2000
                                                    ------------------------------------------------------------------------------
                                                           VIP           VIP II           VIP II       MFS Emerging    MFS Limited
                                                        Overseas       Contrafund       Index 500         Growth        Maturity
                                                      ------------    ------------    ------------     ------------    -----------
INVESTMENT INCOME
Dividends                                               $    -         $ 296,819       $   5,051       $ 112,312       $    -
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                           (2,856)        (34,633)         (9,947)        (21,651)          (709)
     Administrative expense                                 (225)         (2,694)           (796)         (1,644)           (53)
                                                        ---------      ----------      ----------      ----------      ---------

         Net investment income (loss)                     (3,081)        259,492          (5,692)         89,017           (762)
                                                        ---------      ----------      ----------      ----------      ---------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                  85,791         233,005         225,187         209,062         10,810
     Cost of investments sold                             88,386         231,922         219,623         147,224         10,982
                                                        ---------      ----------      ----------      ----------      ---------

         Net realized gains (losses)                      (2,595)          1,083           5,564          61,838           (172)
                                                        ---------      ----------      ----------      ----------      ---------

Change in unrealized gains (losses)                      (41,874)       (265,643)         (8,481)       (219,514)         3,247
                                                        ---------      ----------      ----------      ----------      ---------

         Net gains (losses) on investments               (44,469)       (264,560)         (2,917)       (157,676)         3,075
                                                        ---------      ----------      ----------      ----------      ---------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                               $(47,550)      $  (5,068)      $  (8,609)      $ (68,659)      $  2,313
                                                        =========      ==========      ==========      ==========      =========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                                                                    Goldman Sachs Variable
                                                     MFS Variable Insurance Trust Sub-Accounts   Insurance Trust Sub-Accounts
                                                  ---------------------------------------------- ----------------------------
                                                                  For the Nine Months Ended September 30, 2000
                                                  ---------------------------------------------------------------------------
                                                    MFS Growth        MFS New                     VIT Growth       VIT CORE
                                                    With Income      Discovery     MFS Research   and Income      U.S. Equity
                                                  ---------------    ---------     ------------- ------------    ------------
INVESTMENT INCOME
Dividends                                         $    3,683     $    1,182      $     8,811     $         -     $        -
Charges from Glenbrook Life and Annuity Company:
    Mortality and expense risk                        (3,118)          (708)          (2,419)           (287)        (3,438)
    Administrative expense                              (247)           (56)            (176)            (21)          (231)
                                                  -----------    -----------     ------------    ------------    -----------

        Net investment income (loss)                     318            418            6,216            (308)        (3,669)
                                                  -----------    -----------     ------------    ------------    -----------


REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
    Proceeds from sales                               11,749          5,617           48,042             657         20,678
    Cost of investments sold                          11,579          4,520           45,640             682         19,253
                                                  -----------    -----------     ------------    ------------    -----------

        Net realized gains (losses)                      170          1,097            2,402             (25)         1,425
                                                  -----------    -----------     ------------    ------------    -----------

Change in unrealized gains (losses)                   12,239          3,298            3,582              96         (3,446)
                                                  -----------    -----------     ------------    ------------    -----------

        Net gains (losses) on investments             12,409          4,395            5,984              71         (2,021)
                                                  -----------    -----------     ------------    ------------    -----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                         $   12,727     $    4,813      $    12,200      $     (237)    $   (5,690)
                                                  ===========    ===========     ============    ============    ===========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------

(unaudited)

                                                                 Goldman Sachs Variable Insurance Trust Sub-Accounts
                                                      ----------------------------------------------------------------------
                                                                     For the Nine Months Ended September 30, 2000
                                                      ----------------------------------------------------------------------
                                                        VIT CORE     VIT CORE                                      VIT
                                                       Large Cap     Small Cap     VIT Capital   VIT Mid Cap   International
                                                         Growth       Equity         Growth         Value          Equity
                                                      ----------    -----------   ------------  -------------  -------------
INVESTMENT INCOME
Dividends                                             $      -      $        -     $        -    $        -    $         -
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                            (90)         (2,569)          (505)            -           (278)
     Administrative expense                                 (6)           (172)           (34)            -            (19)
                                                      ---------     -----------    -----------   -----------   ------------

         Net investment income (loss)                      (96)         (2,741)          (539)            -           (297)
                                                      ---------     -----------    -----------   -----------   ------------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                    94          12,239          8,422             -            293
     Cost of investments sold                               95          10,383          8,481             -            296
                                                      ---------     -----------    -----------   -----------   ------------

         Net realized gains (losses)                        (1)          1,856            (59)            -             (3)
                                                      ---------     -----------    -----------   -----------   ------------

Change in unrealized gains (losses)                       (498)          9,007            539             -         (2,309)
                                                      ---------     -----------    -----------   -----------   ------------

         Net gains (losses) on investments                (499)         10,863            480             -         (2,312)
                                                      ---------     -----------    -----------   -----------   ------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                             $   (595)     $    8,122     $      (59)   $        -    $    (2,609)
                                                      =========     ===========    ===========   ===========   ============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                     Goldman Sachs
                                                   Variable Insurance
                                                   Trust Sub-Accounts            The Universal Institutional
                                                                                 Fund, Inc. Sub-Accounts (a)
                                                   ------------------  --------------------------------------------------
                                                                For the Nine Months Ended September 30, 2000
                                                   ----------------------------------------------------------------------
                                                       VIT Global      Fixed         Equity                       Mid Cap
                                                         Income        Income        Growth         Value          Value
                                                       ----------      ------        ------         -----         -------
INVESTMENT INCOME
Dividends                                               $     -        $   329       $ 4,497       $    680       $ 1,686
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                               -           (169)       (1,994)        (1,994)         (669)
     Administrative expense                                   -            (13)         (137)          (135)          (52)
                                                        ---------      --------      --------      ---------      --------

         Net investment income (loss)                         -            147         2,366         (1,449)          965
                                                        ---------      --------      --------      ---------      --------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                      -          2,257         4,218         13,527         2,969
     Cost of investments sold                                 -          2,347         3,533         14,618         3,175
                                                        ---------      --------      --------      ---------      --------

         Net realized gains (losses)                          -            (90)          685         (1,091)         (206)
                                                        ---------      --------      --------      ---------      --------

Change in unrealized gains (losses)                           -            965         1,907         13,561         8,406
                                                        ---------      --------      --------      ---------      --------

         Net gains (losses) on investments                    -            875         2,592         12,470         8,200
                                                        ---------      --------      --------      ---------      --------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                               $     -        $ 1,022       $ 4,958       $ 11,021       $ 9,165
                                                        =========      ========      ========      =========      ========


(a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                       The Universal Institutional           Neuberger & Berman Advisers
                                                       Fund, Inc. Sub-Accounts (a)          Management Trust Sub-Accounts
                                                   --------------------------------------  ------------------------------
                                                                 For the Nine Months Ended September 30, 2000
                                                   ----------------------------------------------------------------------
                                                     U.S.         Global      International      AMT            AMT
                                                  Real Estate     Equity          Magnum       Guardian       Partners
                                                  -----------   -----------   -------------   -----------   -------------
INVESTMENT INCOME
Dividends                                          $       -     $     205     $        80     $     104     $    32,665
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                            -           (87)            (75)         (225)         (2,171)
     Administrative expense                                -            (8)             (6)          (15)           (146)
                                                   ----------    ----------    ------------    ----------    ------------

         Net investment income (loss)                      -           110              (1)         (136)         30,348
                                                   ----------    ----------    ------------    ----------    ------------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                   -            92           5,140        21,518          13,043
     Cost of investments sold                              -            91           5,024        22,245          14,730
                                                   ----------    ----------    ------------    ----------    ------------

         Net realized gains (losses)                       -             1             116          (727)         (1,687)
                                                   ----------    ----------    ------------    ----------    ------------

Change in unrealized gains (losses)                        -           279            (977)          700         (30,996)
                                                   ----------    ----------    ------------    ----------    ------------

         Net gains (losses) on investments                 -           280            (861)          (27)        (32,683)
                                                   ----------    ----------    ------------    ----------    ------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                          $       -     $     390     $      (862)    $    (163)    $    (2,335)
                                                   ==========    ==========    ============    ==========    ============


(a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                  Neuberger & Berman
                                                       Advisers
                                                      Management
                                                  Trust Sub-Accounts     STI classic Variable Trust Sub-Accounts
                                                  ------------------  ---------------------------------------------
                                                            For the Nine Months Ended September 30, 2000
                                                  -----------------------------------------------------------------
                                                        AMT                                                STI
                                                      Mid-Cap         STI Capital      STI Growth     International
                                                       Growth         Appreciation      & Income         Equity
                                                  ----------------    --------------  -------------   -------------
INVESTMENT INCOME
Dividends                                           $          22     $    42,789     $     2,234     $     19,713
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                              (634)         (7,183)         (3,347)            (374)
     Administrative expense                                   (47)           (536)           (252)             (29)
                                                    --------------    ------------    ------------    -------------

         Net investment income (loss)                        (659)         35,070          (1,365)          19,310
                                                    --------------    ------------    ------------    -------------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                      777         215,974          23,330           21,297
     Cost of investments sold                                 615         216,029          22,571           20,945
                                                    --------------    ------------    ------------    -------------

         Net realized gains (losses)                          162             (55)            759              352
                                                    --------------    ------------    ------------    -------------

Change in unrealized gains (losses)                        11,074             387          29,515          (22,429)
                                                    --------------    ------------    ------------    -------------

         Net gains (losses) on investments                 11,236             332          30,274          (22,077)
                                                    --------------    ------------    ------------    -------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                           $      10,577     $    35,402        $ 28,909         $ (2,767)
                                                    ==============    ============    ============    =============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                                      STI classic Variable Trust Sub-Accounts
                                                   --------------------------------------------------------------------------
                                                                    For the Nine Months Ended September 30, 2000
                                                   --------------------------------------------------------------------------
                                                        STI              STI                                      STI Value
                                                     Investment        Mid-Cap       STI Quality     STI Small      Income
                                                     Grade Bond         Equity       Growth Stock    Cap Equity     Stock
                                                   ----------------  ------------  --------------   -----------  ------------
INVESTMENT INCOME
Dividends                                          $         5,033   $    17,961    $        983    $    1,343   $    57,281
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                               (887)         (695)         (3,577)         (365)       (4,043)
     Administrative expense                                    (75)          (49)           (260)          (28)         (316)
                                                   ----------------  ------------  --------------   -----------  ------------

         Net investment income (loss)                        4,071        17,217          (2,854)          950        52,922
                                                   ----------------  ------------  --------------   -----------  ------------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                     1,696           479          26,538        21,580        92,836
     Cost of investments sold                                1,714           473          26,652        21,633       105,101
                                                   ----------------  ------------  --------------   -----------  ------------

         Net realized gains (losses)                           (18)            6            (114)          (53)      (12,265)
                                                   ----------------  ------------  --------------   -----------  ------------

Change in unrealized gains (losses)                          1,658       (13,987)         (7,223)        4,272       (38,817)
                                                   ----------------  ------------  --------------   -----------  ------------

         Net gains (losses) on investments                   1,640       (13,981)         (7,337)        4,219       (51,082)
                                                   ----------------  ------------  --------------   -----------  ------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                          $         5,711   $     3,236   $     (10,191)   $    5,169   $     1,840
                                                   ================  ============  ==============   ===========  ============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                   Federated
                                                Insurance Series
                                                   Sub-Account           Oppenheimer Variable Account Funds Sub-Accounts
                                                ----------------  ------------------------------------------------------------
                                                                 For the Nine Months Ended September 30, 2000
                                                ------------------------------------------------------------------------------
                                                                                                                Oppenheimer
                                                  Federated        Oppenheimer Oppenheimer     Oppenheimer      Main Street
                                                   Prime           Aggressive    Capital          Global         Growth &
                                                Money Fund II        Growth    Appreciation     Securities        Income
                                                -------------     ------------ ------------   --------------    ------------
INVESTMENT INCOME
Dividends                                        $     12,975     $   15,702   $   10,343     $      40,774     $    26,256
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                        (2,738)        (6,399)      (3,422)           (4,947)        (11,744)
     Administrative expense                              (219)          (488)        (281)             (392)           (919)
                                                  ------------   ------------  -----------    --------------    ------------

         Net investment income (loss)                  10,018          8,815        6,640            35,435          13,593
                                                  ------------   ------------  -----------    --------------    ------------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                              463,160         98,684       72,436            46,297         173,125
     Cost of investments sold                         463,160        110,768       72,634            48,540         168,717
                                                  ------------   ------------  -----------    --------------    ------------

         Net realized gains (losses)                        -        (12,084)        (198)           (2,243)          4,408
                                                  ------------   ------------  -----------    --------------    ------------

Change in unrealized gains (losses)                         -         50,279      (17,514)          (49,924)         (5,074)
                                                  ------------   ------------  -----------    --------------    ------------

         Net gains (losses) on investments                  -         38,195      (17,712)          (52,167)           (666)
                                                  ------------   ------------  -----------    --------------    ------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                         $    10,018    $    47,010   $  (11,072)    $     (16,732)    $    12,927
                                                  ============   ============  ===========    ==============    ============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                       Oppenheimer Variable Account    Franklin Templeton Variable Insurance
                                                             Funds Sub-Accounts             Products Trust Sub-Accounts
                                                       ----------------------------   ----------------------------------------
                                                                      For the Nine Months Ended September 30, 2000
                                                         ---------------------------------------------------------------------
                                                                                                     Templeton
                                                         Oppenheimer    Oppenheimer                 Developing     Templeton
                                                           Multiple      Strategic     Franklin       Markets    Global Income
                                                          Strategies        Bond      Small Cap     Securities     Securities
                                                         -----------    -----------   -----------   -----------   -----------
INVESTMENT INCOME
 Dividends                                               $       -      $   13,666    $       -     $        -    $        -
 Charges from Glenbrook Life and Annuity Company:
      Mortality and expense risk                             (1,079)        (1,915)          (48)            -          (266)
      Administrative expense                                    (81)          (163)           (5)            -           (18)
                                                         -----------    -----------   -----------   -----------   -----------

          Net investment income (loss)                       (1,160)        11,588           (53)            -          (284)
                                                         -----------    -----------   -----------   -----------   -----------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                     51,254         15,639           531             -        12,472
     Cost of investments sold                                50,818         15,692           480             -        12,399
                                                         -----------    -----------   -----------   -----------   -----------

         Net realized gains (losses)                            436            (53)           51             -            73
                                                         -----------    -----------   -----------   -----------   -----------

Change in unrealized gains (losses)                          (1,380)        (8,136)        1,617             -          (516)
                                                         -----------    -----------   -----------   -----------   -----------

         Net gains (losses) on investments                     (944)        (8,189)        1,668             -          (443)
                                                         -----------    -----------   -----------   -----------   -----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                                $   (2,104)    $    3,399    $     1,615   $        -    $     (727)
                                                         ===========    ===========   ===========   ===========   ===========



See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

(unaudited)

                                                                      Franklin Templeton Variable Insurance
                                                                          Products Trust Sub-Accounts
                                                        ------------------------------------------------------------------
                                                                   For the Nine Months Ended September 30, 2000
                                                        ------------------------------------------------------------------
                                                           Templeton               Templeton               Templeton
                                                             Growth              International           Mutual Shares
                                                           Securities              Securities              Securities
                                                        ------------------     -------------------     -------------------
INVESTMENT INCOME
Dividends                                               $               -      $            3,371      $                -
Charges from Glenbrook Life and Annuity Company:
     Mortality and expense risk                                      (929)                   (261)                      -
     Administrative expense                                           (76)                    (22)                      -
                                                        ------------------     -------------------     -------------------

         Net investment income (loss)                              (1,005)                  3,088                       -
                                                        ------------------     -------------------     -------------------


REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
     Proceeds from sales                                            2,980                   1,120                       -
     Cost of investments sold                                       2,916                   1,226                       -
                                                        ------------------     -------------------     -------------------

         Net realized gains (losses)                                   64                    (106)                      -
                                                        ------------------     -------------------     -------------------

Change in unrealized gains (losses)                                (3,245)                 (3,823)                      -
                                                        ------------------     -------------------     -------------------

         Net gains (losses) on investments                         (3,181)                 (3,929)                      -
                                                        ------------------     -------------------     -------------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                               $          (4,186)     $             (841)     $                -
                                                        ==================     ===================     ===================


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                                   AIM Variable Insurance Funds Sub-Accounts
                                        ----------------------------------------------------------------------------------------
                                                                 For the Nine Months Ended September 30, 2000
                                        ----------------------------------------------------------------------------------------
                                                              AIM V.I.        AIM V.I.
                                        AIM V.I. Capital     Diversified     Government                          AIM V.I. Growth
                                         Appreciation        Income          Securities       AIM V.I. Growth         & Income
                                        ---------------   ------------   ---------------   -----------------    ----------------
FROM OPERATIONS
Net investment income (loss)            $      (37,890)   $    (2,444)   $       (6,062)   $        (31,452)    $       (32,447)
Net realized gains (losses)                     12,992         (6,352)             (126)             55,359              76,636
Change in unrealized gains (losses)            437,661          7,301            34,759             (92,985)            (15,842)
                                        ---------------   ------------   ---------------   -----------------    ----------------


Change in net assets
resulting from operations                      412,763         (1,495)           28,571             (69,078)             28,347
                                        ---------------   ------------   ---------------   -----------------    ----------------

FROM CAPITAL TRANSACTIONS
Deposits                                     3,150,782          2,500                 -           2,161,395           1,635,895
Benefit payments                                (9,635)             -                 -             (43,978)                  -
Payments on termination                       (144,983)       (16,515)           (4,565)           (177,522)           (219,666)
Contract maintenance charges                    (1,431)           (57)              (61)             (1,039)             (1,104)
Transfers among the sub-accounts
     and with the Fixed Account - net        1,216,336         10,294           153,825             993,678             876,360
                                        ---------------   ------------   ---------------   -----------------    ----------------

Change in net assets resulting
     from capital transactions               4,211,069         (3,778)          149,199           2,932,534           2,291,485
                                        ---------------   ------------   ---------------   -----------------    ----------------

INCREASE (DECREASE) IN NET ASSETS            4,623,832         (5,273)          177,770           2,863,456           2,319,832

NET ASSETS AT BEGINNING OF PERIOD            1,069,517        228,489           416,333           1,291,345           1,788,417
                                        ---------------   ------------   ---------------   -----------------    ----------------

NET ASSETS AT END OF PERIOD             $    5,693,349    $   223,216    $      594,103    $      4,154,801     $     4,108,249
                                        ===============   ============   ===============   =================    ================


      See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                                       AIM Variable Insurance Funds Sub-Accounts
                                                  ---------------------------------------------------------------------------------
                                                                     For the Nine Months Ended September 30, 2000
                                                   --------------------------------------------------------------------------------
                                                     AIM V.I.       AIM V.I.                                            AIM V.I.
                                                   International     Global                             AIM V.I.          High
                                                      Equity        Utilities      AIM V.I. Value      Balanced          Yield
                                                   -------------   ----------      --------------    -------------     ------------
FROM OPERATIONS
Net investment income (loss)                        $  (1,860)      $   (467)      $   (61,831)      $   (19,714)      $  (2,413)
Net realized gains (losses)                            13,355             76            56,021             3,827          (5,738)
Change in unrealized gains (losses)                   (42,398)         3,245          (570,674)           62,510         (13,652)
                                                    ----------      ---------      ------------      ------------      ----------


Change in net assets resulting from operations        (30,903)         2,854          (576,484)           46,623         (21,803)
                                                    ----------      ---------      ------------      ------------      ----------

FROM CAPITAL TRANSACTIONS
Deposits                                               90,664             -          3,191,331         1,032,582         192,066
Benefit payments                                           -              -           (168,315)           (9,010)        (83,895)
Payments on termination                                (1,582)            -           (244,037)          (46,142)        (56,807)
Contract maintenance charges                              (34)           (18)           (1,929)             (511)            (42)
Transfers among the sub-accounts
     and with the Fixed Account - net                 (53,288)        27,608         1,719,034           753,056         143,816
                                                    ----------      ---------      ------------      ------------      ----------

Change in net assets resulting
     from capital transactions                         35,760         27,590         4,496,084         1,729,975         195,138
                                                    ----------      ---------      ------------      ------------      ----------

INCREASE (DECREASE) IN NET ASSETS                       4,857         30,444         3,919,600         1,776,598         173,335

NET ASSETS AT BEGINNING OF PERIOD                     165,789         26,009         3,334,904           840,466         123,088
                                                    ----------      ---------      ------------      ------------      ----------

NET ASSETS AT END OF PERIOD                         $ 170,646       $ 56,453       $ 7,254,504       $ 2,617,064       $ 296,423
                                                    ==========      =========      ============      ============      ==========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                    American Century Variable
                                                    Portfolios, Inc. Sub-Accounts     Dreyfus Variable Investment Fund Sub-Accounts
                                                   ------------------------------     ---------------------------------------------
                                                                   For the Nine Months Ended September 30, 2000
                                                   -------------------------------------------------------------------------------
                                                     American        American           VIF             VIF             VIF
                                                      Century         Century       Growth and          Money       Small Company
                                                    VP Balanced  VP International      Income          Market           Stock
                                                   ------------  ----------------   -----------     ----------      -------------
FROM OPERATIONS
Net investment income (loss)                        $   9,480       $   1,182       $  (3,898)      $   3,015       $    (753)
Net realized gains (losses)                              (474)         30,850          (3,286)             -            4,029
Change in unrealized gains (losses)                    (5,236)        (55,629)        (12,628)             -            6,815
                                                    ----------      ----------      ----------      ----------      ----------


Change in net assets resulting from operations          3,770         (23,597)        (19,812)          3,015          10,091
                                                    ----------      ----------      ----------      ----------      ----------

FROM CAPITAL TRANSACTIONS
Deposits                                                3,246              -              246          50,000           7,290
Benefit payments                                           -               -               -               -               -
Payments on termination                                (3,125)         (3,125)         (2,642)        (49,262)             -
Contract maintenance charges                              (74)            (38)           (177)             23             (29)
Transfers among the sub-accounts
     and with the Fixed Account - net                  47,524         110,911         (20,893)       (400,802)        (36,347)
                                                    ----------      ----------      ----------      ----------      ----------

Change in net assets resulting
     from capital transactions                         47,571         107,748         (23,466)       (400,041)        (29,086)
                                                    ----------      ----------      ----------      ----------      ----------

INCREASE (DECREASE) IN NET ASSETS                      51,341          84,151         (43,278)       (397,026)        (18,995)

NET ASSETS AT BEGINNING OF PERIOD                     266,822         112,278         522,978         515,522         105,132
                                                    ----------      ----------      ----------      ----------      ----------

NET ASSETS AT END OF PERIOD                         $ 318,163       $ 196,429       $ 479,700       $ 118,496       $  86,137
                                                    ==========      ==========      ==========      ==========      ==========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

(unaudited)

                                         Dreyfus Socially
                                           Responsible            Dreyfus Stock
                                        Growth Fund, Inc.           Index Fund             Fidelity Variable Insurance Products
                                           Sub-Account             Sub-Account                       Fund Sub-Accounts
                                        -------------------     -------------------     -----------------------------------------
                                                          For the Nine Months Ended September 30, 2000
                                        -----------------------------------------------------------------------------------------
                                         Dreyfus Socially                                           VIP                VIP
                                           Responsible       Dreyfus Stock        VIP               High              Equity-
                                        Growth Fund, Inc.      Index Fund        Growth            Income             Income
                                        -----------------  ---------------    ------------      ------------      -------------
FROM OPERATIONS
Net investment income (loss)              $  (4,329)        $   (11,249)      $   281,040       $    30,556       $   156,128
Net realized gains (losses)                  10,562              31,524            14,959           (14,446)          (30,547)
Change in unrealized gains (losses)           1,424             (86,571)         (379,434)         (131,781)           37,503
                                          ----------        ------------      ------------      ------------      ------------


Change in net
assets resulting from operations              7,657             (66,296)          (83,435)         (115,671)          163,084
                                          ----------        ------------      ------------      ------------      ------------

FROM CAPITAL TRANSACTIONS
Deposits                                     68,197             207,863         4,034,224           663,104           932,596
Benefit payments                                 --             (28,905)           (2,168)               --           (24,711)
Payments on termination                        (498)            (87,082)         (178,146)          (86,200)         (118,777)
Contract maintenance charges                   (140)             (1,036)           (1,737)             (312)             (886)
Transfers among the sub-accounts
     and with the Fixed Account - net        44,617             170,943         1,718,279           387,430           634,800
                                          ----------        ------------      ------------      ------------      ------------

Change in net assets resulting
     from capital transactions              112,176             261,783         5,570,452           964,022         1,423,022
                                          ----------        ------------      ------------      ------------      ------------

INCREASE (DECREASE) IN NET ASSETS           119,833             195,487         5,487,017           848,351         1,586,106

NET ASSETS AT BEGINNING OF PERIOD           324,329           2,260,160         1,792,452           491,010         1,957,861
                                          ----------        ------------      ------------      ------------      ------------

NET ASSETS AT END OF PERIOD               $ 444,162         $ 2,455,647       $ 7,279,469       $ 1,339,361       $ 3,543,967
                                          ==========        ============      ============      ============      ============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                          Fidelity Variable
                                          Insurance Products        Fidelity Variable Insurance          MFS Variable Insurance
                                           Fund Sub-Account         Products Fund II Sub-Account          Trust Sub-Accounts
                                          -----------------      ---------------------------------     --------------------------
                                                                For the Nine Months Ended September 30, 2000
                                          ---------------------------------------------------------------------------------------
                                              VIP             VIP II           VIP II         MFS Emerging       MFS Limited
                                            Overseas        Contrafund        Index 500          Growth           Maturity
                                          ------------     ------------     -------------     -------------     -------------
FROM OPERATIONS
Net investment income (loss)               $  (3,081)      $   259,492       $    (5,692)      $    89,017       $   (762)
Net realized gains (losses)                   (2,595)            1,083             5,564            61,838           (172)
Change in unrealized gains (losses)          (41,874)         (265,643)           (8,481)         (219,514)         3,247
                                           ----------      ------------      ------------      ------------      ---------


Change in net
assets resulting from operations             (47,550)           (5,068)           (8,609)          (68,659)         2,313
                                           ----------      ------------      ------------      ------------      ---------

FROM CAPITAL TRANSACTIONS
Deposits                                     438,039         2,000,432         1,459,944         1,939,469             -
Benefit payments                                (975)           (4,120)               -                 -              -
Payments on termination                      (10,009)         (208,648)          (31,554)          (56,609)            -
Contract maintenance charges                    (159)           (1,032)             (560)           (1,033)           (28)
Transfers among the sub-accounts
     and with the Fixed Account - net        234,086         1,662,773           748,987           728,981        (10,020)
                                           ----------      ------------      ------------      ------------      ---------

Change in net assets resulting
     from capital transactions               660,982         3,449,405         2,176,817         2,610,808        (10,048)
                                           ----------      ------------      ------------      ------------      ---------

INCREASE (DECREASE) IN NET ASSETS            613,432         3,444,337         2,168,208         2,542,149         (7,735)

NET ASSETS AT BEGINNING OF PERIOD                -           1,608,490               -             920,231         73,714
                                           ----------      ------------      ------------      ------------      ---------

NET ASSETS AT END OF PERIOD                $ 613,432       $ 5,052,827       $ 2,168,208       $ 3,462,380       $ 65,979
                                           ==========      ============      ============      ============      =========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                                                                     Goldman Sachs Variable
                                                  MFS Variable Insurance Trust Sub-Accounts       Insurance Trust Sub-Accounts
                                                  --------------------------------------------   ------------------------------
                                                                   For the Nine Months Ended September 30, 2000
                                                  ---------------------------------------------------------------------------
                                                    MFS Growth       MFS New         MFS          VIT Growth       VIT CORE
                                                    With Income     Discovery      Research       and Income     U.S. Equity
                                                   ------------     ---------      ---------      ----------     -----------
FROM OPERATIONS
Net investment income (loss)                        $     318       $    418       $   6,216       $   (308)      $  (3,669)
Net realized gains (losses)                               170          1,097           2,402            (25)          1,425
Change in unrealized gains (losses)                    12,239          3,298           3,582             96          (3,446)
                                                    ----------      ---------      ----------      ---------      ----------


Change in net assets resulting from operations         12,727          4,813          12,200           (237)         (5,690)
                                                    ----------      ---------      ----------      ---------      ----------

FROM CAPITAL TRANSACTIONS
Deposits                                              251,515         32,721         250,523              -          64,186
Benefit payments                                          -              -            (2,120)             -              -
Payments on termination                                (9,842)           372          (8,156)          (332)        (10,721)
Contract maintenance charges                             (134)           (36)           (179)           (20)           (116)
Transfers among the sub-accounts
     and with the Fixed Account - net                  88,169          4,645         439,652              -          (3,941)
                                                    ----------      ---------      ----------      ---------      ----------

Change in net assets resulting
     from capital transactions                        329,708         37,702         679,720           (352)         49,408
                                                    ----------      ---------      ----------      ---------      ----------

INCREASE (DECREASE) IN NET ASSETS                     342,435         42,515         691,920           (589)         43,718

NET ASSETS AT BEGINNING OF PERIOD                     164,220         49,799              -          28,323         278,936
                                                    ----------      ---------      ----------      ---------      ----------

NET ASSETS AT END OF PERIOD                         $ 506,655       $ 92,314       $ 691,920       $ 27,734       $ 322,654
                                                    ==========      =========      ==========      =========      ==========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                                  Goldman Sachs Variable Insurance Trust Sub-Accounts
                                                    ------------------------------------------------------------------------
                                                                      For the Nine Months Ended September 30, 2000
                                                    ------------------------------------------------------------------------
                                                     VIT CORE       VIT CORE         VIT            VIT            VIT
                                                    Large Cap      Small Cap       Capital         Mid Cap     International
                                                      Growth         Equity        Growth          Value           Equity
                                                   ------------    ----------     ---------       --------     -------------
FROM OPERATIONS
Net investment income (loss)                        $    (96)      $  (2,741)      $   (539)      $     -      $   (297)
Net realized gains (losses)                               (1)          1,856            (59)            -            (3)
Change in unrealized gains (losses)                     (498)          9,007            539             -        (2,309)
                                                    ---------      ----------      ---------      ---------    ---------


Change in net assets resulting from operations          (595)          8,122            (59)            -        (2,609)
                                                    ---------      ----------      ---------      ---------    ---------

FROM CAPITAL TRANSACTIONS
Deposits                                              16,170          14,901          4,775             -        28,340
Benefit payments                                          -               -              -              -             -
Payments on termination                                   -           (9,489)           211             -             -
Contract maintenance charges                              (4)            (71)           (14)            -            (7)
Transfers among the sub-accounts
     and with the Fixed Account - net                    276           1,164          8,336             -           159
                                                    ---------      ----------      ---------      ---------    ---------

Change in net assets resulting
     from capital transactions                        16,442           6,505         13,308             -        28,492
                                                          -               -              -              -             -
                                                    ----------     ----------      ----------     ---------     ---------
INCREASE (DECREASE) IN NET ASSETS                     15,847          14,627         13,249             -        25,883

NET ASSETS AT BEGINNING OF PERIOD                         -          221,485         34,102             -             -
                                                          -               -              -              -             -
                                                    ----------     ----------      ----------     ---------     ----------
NET ASSETS AT END OF PERIOD                         $ 15,847       $ 236,112       $ 47,351       $     -      $ 25,883
                                                    =========      ==========      =========      =========    =========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                             Goldman Sachs
                                           Variable Insurance
                                           Trust Sub-Accounts           The Universal Institutional Fund, Inc. Sub-Accounts (a)
                                         ------------------------     ----------------------------------------------------------
                                                                  For the Nine Months Ended September 30, 2000
                                         ----------------------------------------------------------------------------------------
                                         VIT Global          Fixed              Equity                                Mid Cap
                                           Income            Income             Growth              Value              Value
                                         ------------     -------------     --------------    ----------------    ---------------
FROM OPERATIONS
Net investment income (loss)             $         -      $        147      $       2,366     $        (1,449)    $          965
Net realized gains (losses)                        -               (90)               685              (1,091)              (206)
Change in unrealized gains (losses)                -               965              1,907              13,561              8,406
                                         ------------     -------------     --------------    ----------------    ---------------


Change in net
assets resulting from operations                   -             1,022              4,958              11,021              9,165
                                         ------------     -------------     --------------    ----------------    ---------------

FROM CAPITAL TRANSACTIONS
Deposits                                           -            27,083             50,409              18,791             82,732
Benefit payments                                   -                 -                  -                   -                  -
Payments on termination                            -                 -                  -             (10,721)               244
Contract maintenance charges                       -                (7)               (66)                (47)               (43)
Transfers among the sub-accounts
     and with the Fixed Account - net              -                14                519                (802)               977
                                         ------------     -------------     --------------    ----------------    ---------------

Change in net assets resulting
     from capital transactions                     -            27,090             50,862               7,221             83,910
                                         ------------     -------------     --------------    ----------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  -            28,112             55,820              18,242             93,075

NET ASSETS AT BEGINNING OF PERIOD                  -            15,428            141,494             176,490             23,264
                                         ------------     -------------     --------------    ----------------    ---------------

NET ASSETS AT END OF PERIOD              $         -      $     43,540      $     197,314     $       194,732     $      116,339
                                         ============     =============     ==============    ================    ===============


(a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                                                                     Neuberger & Berman Advisers
                                        The Universal Institutional Fund, Inc. Sub-Accounts (a)     Management Trust Sub-Accounts
                                        -------------------------------------------------------   -------------------------------
                                                                For the Nine Months Ended September 30, 2000
                                        ----------------------------------------------------------------------------------------
                                            U.S.               Global          International          AMT               AMT
                                        Real Estate            Equity              Magnum          Guardian           Partners
                                        ------------     ---------------     ---------------    --------------    --------------
FROM OPERATIONS
Net investment income (loss)            $         -      $          109      $           (1)    $        (136)    $      30,348
Net realized gains (losses)                       -                   2                 116              (727)           (1,687)
Change in unrealized gains (losses)               -                 279                (977)              700           (30,996)
                                        ------------     ---------------     ---------------    --------------    --------------


Change in net
assets resulting from operations                  -                 390                (862)             (163)           (2,335)
                                        ------------     ---------------     ---------------    --------------    --------------

FROM CAPITAL TRANSACTIONS
Deposits                                          -              10,000                   -                 -            14,209
Benefit payments                                  -                   -                   -                 -                 -
Payments on termination                           -                   -                 (61)             (900)           (9,821)
Contract maintenance charges                      -                  (3)                  -                 -               (35)
Transfers among the sub-accounts
     and with the Fixed Account - net             -                   -                   -           (20,373)             (900)
                                        ------------     ---------------     ---------------    --------------    --------------

Change in net assets resulting
     from capital transactions                    -               9,997                 (61)          (21,273)            3,453
                                        ------------     ---------------     ---------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS                 -              10,387                (923)          (21,436)            1,118

NET ASSETS AT BEGINNING OF PERIOD                 -               2,617               8,008            39,850           195,962
                                        ------------     ---------------     ---------------    --------------    --------------

NET ASSETS AT END OF PERIOD             $         -      $       13,004      $        7,085     $      18,414     $      197,080
                                        ============     ===============     ===============    ==============    ==============


(a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                    Neuberger & Berman
                                                         Advisers
                                                       Management
                                                    Trust Sub-Accounts    STI classic Variable Trust Sub-Accounts
                                                    ------------------   -----------------------------------------
                                                          For the Nine Months Ended September 30, 2000
                                                    -------------------------------------------------------------
                                                      AMT                                              STI
                                                    Mid-Cap         STI Capital      STI Growth     International
                                                     Growth        Appreciation      & Income         Equity
                                                    --------      -------------      ---------       ------------
FROM OPERATIONS
Net investment income (loss)                        $   (659)      $    35,070       $  (1,365)      $  19,310
Net realized gains (losses)                              162               (55)            759             352
Change in unrealized gains (losses)                   11,074               387          29,515         (22,429)
                                                    ---------      ------------      ----------      ----------


Change in net assets resulting from operations        10,577            35,402          28,909          (2,767)
                                                    ---------      ------------      ----------      ----------

FROM CAPITAL TRANSACTIONS
Deposits                                              42,725           404,623         441,665          66,805
Benefit payments                                         -             (79,940)            -               -
Payments on termination                                  -             (24,314)        (12,217)         (1,820)
Contract maintenance charges                             (42)             (131)           (195)            (27)
Transfers among the sub-accounts
     and with the Fixed Account - net                 17,328           216,254         296,714          42,175
                                                    ---------      ------------      ----------      ----------

Change in net assets resulting
     from capital transactions                        60,011           516,492         725,967         107,133
                                                    ---------      ------------      ----------      ----------

INCREASE (DECREASE) IN NET ASSETS                     70,588           551,894         754,876         104,366

NET ASSETS AT BEGINNING OF PERIOD                      6,650           478,419             -               -
                                                    ---------      ------------      ----------      ----------

NET ASSETS AT END OF PERIOD                         $ 77,238       $ 1,030,313       $ 754,876       $ 104,366
                                                    =========      ============      ==========      ==========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                                     STI classic Variable Trust Sub-Accounts
                                                   -----------------------------------------------------------------------------
                                                                   For the Nine Months Ended September 30, 2000
                                                   ----------------------------------------------------------------------------
                                                       STI            STI                                            STI Value
                                                    Investment       Mid-Cap       STI Quality       STI Small       Income
                                                    Grade Bond       Equity        Growth Stock     Cap Equity       Stock
                                                   ------------     ----------     -------------    ----------      ----------
FROM OPERATIONS
Net investment income (loss)                        $   4,071       $  17,217       $  (2,854)      $     950       $  52,922
Net realized gains (losses)                               (18)              6            (114)            (53)        (12,265)
Change in unrealized gains (losses)                     1,658         (13,987)         (7,223)          4,272         (38,817)
                                                    ----------      ----------      ----------      ----------      ----------

Change in net assets resulting from operations          5,711           3,236         (10,191)          5,169           1,840
                                                    ----------      ----------      ----------      ----------      ----------

FROM CAPITAL TRANSACTIONS
Deposits                                              140,481          94,806         311,599          72,164         175,411
Benefit payments                                           -               -            (2,059)            -               -
Payments on termination                                (1,400)           (479)        (17,636)         (1,511)         (4,375)
Contract maintenance charges                              (63)            (54)           (196)            (28)            (92)
Transfers among the sub-accounts
     and with the Fixed Account - net                  99,610         111,759         476,677          32,203         202,058
                                                    ----------      ----------      ----------      ----------      ----------

Change in net assets resulting
     from capital transactions                        238,628         206,032         768,385         102,828         373,002
                                                    ----------      ----------      ----------      ----------      ----------

INCREASE (DECREASE) IN NET ASSETS                     244,339         209,268         758,194         107,997         374,842

NET ASSETS AT BEGINNING OF PERIOD                         -               -               -               -           207,649
                                                    ----------      ----------      ----------      ----------      ----------

NET ASSETS AT END OF PERIOD                         $ 244,339       $ 209,268       $ 758,194       $ 107,997       $ 582,491
                                                    ==========      ==========      ==========      ==========      ==========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                      Federated
                                                    Insurance Series
                                                      Sub-Account               Oppenheimer Variable Account Funds Sub-Accounts
                                                   -------------------     ---------------------------------------------------------
                                                                    For the Nine Months Ended September 30, 2000
                                                   ---------------------------------------------------------------------------------
                                                                                                                       Oppenheimer
                                                                     Oppenheimer      Oppenheimer      Oppenheimer     Main Street
                                                   Federated Prime   Aggressive        Capital           Global         Growth &
                                                    Money Fund II      Growth        Appreciation      Securities        Income
                                                   ---------------  ------------     -------------    ------------    --------------
FROM OPERATIONS
Net investment income (loss)                        $  10,018       $     8,815       $   6,640       $    35,435       $    13,593
Net realized gains (losses)                                -            (12,084)           (198)           (2,243)            4,408
Change in unrealized gains (losses)                        -             50,279         (17,514)          (49,924)           (5,074)
                                                    ----------      ------------      ----------      ------------      ------------

Change in net assets resulting from operations         10,018            47,010         (11,072)          (16,732)           12,927
                                                    ----------      ------------      ----------      ------------      ------------

FROM CAPITAL TRANSACTIONS
Deposits                                              389,900           845,747         700,212           829,054         2,193,038
Benefit payments                                      (80,569)              -            (2,113)              -                 -
Payments on termination                               (64,114)          (13,851)        (24,666)          (18,868)          (46,027)
Contract maintenance charges                             (114)             (323)           (243)             (298)             (751)
Transfers among the sub-accounts
     and with the Fixed Account - net                 202,393           371,041         278,703           359,344           747,012
                                                    ----------      ------------      ----------      ------------      ------------

Change in net assets resulting
     from capital transactions                        447,496         1,202,614         951,893         1,169,232         2,893,272
                                                    ----------      ------------      ----------      ------------      ------------

INCREASE (DECREASE) IN NET ASSETS                     457,514         1,249,624         940,821         1,152,500         2,906,199

NET ASSETS AT BEGINNING OF PERIOD                     154,634               -               -                 -                 -
                                                    ----------      ------------      ----------      ------------      ------------

NET ASSETS AT END OF PERIOD                         $ 612,148       $ 1,249,624       $ 940,821       $ 1,152,500       $ 2,906,199
                                                    ==========      ============      ==========      ============      ============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                     Oppenheimer Variable Account        Franklin Templeton Variable Insurance
                                                        Funds Sub-Accounts                     Products Trust Sub-Accounts
                                                    -------------------------------     ---------------------------------------
                                                                       For the Nine Months Ended September 30, 2000
                                                    ---------------------------------------------------------------------------
                                                                                                 Templeton
                                                    Oppenheimer     Oppenheimer                  Developing       Templeton
                                                      Multiple       Strategic      Franklin       Markets      Global Income
                                                     Strategies         Bond       Small Cap     Securities      Securities
                                                    -----------     -----------    ----------    -----------    -------------
FROM OPERATIONS
Net investment income (loss)                        $  (1,160)      $  11,588       $    (53)      $     -      $    (284)
Net realized gains (losses)                               436             (53)            51             -             73
Change in unrealized gains (losses)                    (1,380)         (8,136)         1,617             -           (516)
                                                    ----------      ----------      ---------      --------      ---------

Change in net assets resulting from operations         (2,104)          3,399          1,615             -           (727)
                                                    ----------      ----------      ---------      --------      ---------

FROM CAPITAL TRANSACTIONS
Deposits                                              222,395         273,496         12,332             -              -
Benefit payments                                           -               -              -              -              -
Payments on termination                                (2,233)         (3,912)          (480)            -         (2,543)
Contract maintenance charges                              (92)           (119)            (4)            -            (23)
Transfers among the sub-accounts
     and with the Fixed Account - net                 137,264         186,070            631             -         93,819
                                                    ----------      ----------      ---------      --------      ---------

Change in net assets resulting
     from capital transactions                        357,334         455,535         12,479             -         91,253
                                                    ----------      ----------      ---------      --------      ---------

INCREASE (DECREASE) IN NET ASSETS                     355,230         458,934         14,094             -         90,526

NET ASSETS AT BEGINNING OF PERIOD                          -               -              -              -              -
                                                    ----------      ----------      ---------      --------      ---------

NET ASSETS AT END OF PERIOD                         $ 355,230       $ 458,934       $ 14,094       $     -       $ 90,526
                                                    ==========      ==========      =========      ========      =========


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

(unaudited)

                                                               Franklin Templeton Variable Insurance
                                                                      Products Trust Sub-Accounts
                                                 ------------------------------------------------------------
                                                              For the Nine Months Ended September 30, 2000
                                                 -----------------------------------------------------------
                                                           Templeton             Templeton        Templeton
                                                             Growth            International    Mutual Shares
                                                          Securities            Securities       Securities
                                                       ---------------     ---------------     -------------
      FROM OPERATIONS

      Net investment income (loss)                     $       (1,005)     $         3,088     $          -
      Net realized gains (losses)                                  64                (106)                -
      Change in unrealized gains (losses)                      (3,245)             (3,823)                -
                                                       ---------------     ---------------     -------------


      Change in net assets resulting from operations           (4,186)               (841)                -
                                                       ---------------     ---------------     -------------

      FROM CAPITAL TRANSACTIONS
      Deposits                                                106,891              39,744                 -
      Benefit payments                                              -                   -                 -
      Payments on termination                                  (1,660)               (840)                -
      Contract maintenance charges                                (66)                (10)                -
      Transfers among the sub-accounts
           and with the Fixed Account - net                   154,848                 (15)                -
                                                       ---------------     ---------------     -------------

      Change in net assets resulting
           from capital transactions                          260,013              38,879                 -
                                                       ---------------     ---------------     -------------

      INCREASE (DECREASE) IN NET ASSETS                       255,827              38,038                 -

      NET ASSETS AT BEGINNING OF PERIOD                             -                   -                 -
                                                       ---------------     ---------------     -------------

      NET ASSETS AT END OF PERIOD                      $      255,827      $       38,038      $          -
                                                       ===============     ===============     =============


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1.    ORGANIZATION

     Glenbrook Life Multi-Manager Variable Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Glenbrook Life and Annuity Company ("Glenbrook Life"). The assets of the Account are legally segregated from those of Glenbrook Life. Glenbrook Life is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     These financial statements and notes as of September 30, 2000 and for the nine month period ended September 30, 2000 are unaudited. The financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management necessary for the fair presentation of the net assets, operations and changes in net assets for the interim periods. These financial statements and notes should be read in conjunction with the Glenbrook Life Multi-Manager Variable Account audited financial statements and notes for the period ended December 31, 1999 included in the Registration Statement on Form N-4 for the Account. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

     Glenbrook Life issues three variable annuity contracts, the Enhanced Glenbrook Provider, the Glenbrook Provider, and the Glenbrook Provider Ultra (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Glenbrook Life contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, the contractholders bear the investment risk that the sub-accounts may not meet their stated objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

      AIM VARIABLE INSURANCE FUNDS                           FIDELITY VARIABLE INSURANCE PRODUCTS FUND
           AIM V.I. Capital Appreciation                           VIP Growth
           AIM V.I. Diversified Income                             VIP High Income
           AIM V.I. Government Securities                          VIP Equity-Income
           AIM V.I. Growth                                         VIP Overseas
           AIM V.I. Growth and Income                        FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
           AIM V.I. International Equity                           VIP II Contrafund
           AIM V.I. Global Utilities                               VIP II Index 500
           AIM V.I. Value                                    MFS VARIABLE INSURANCE TRUST
           AIM V.I. Balanced                                       MFS Emerging Growth
           AIM V.I. High Yield                                     MFS Limited Maturity
      AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.                   MFS Growth with Income
           American Century VP Balanced                            MFS New Discovery
           American Century VP International                       MFS Research
      DREYFUS VARIABLE INVESTMENT FUND
           VIF Growth and Income
           VIF Money Market
           VIF Small Company Stock
      DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
      DREYFUS STOCK INDEX FUND

      GOLDMAN SACHS VARIABLE INSURANCE TRUST                  STI CLASSIC VARIABLE TRUST
           VIT Growth and Income                                    STI Capital Appreciation
           VIT CORE U.S. Equity                                     STI Growth & Income
           VIT CORE Large Cap Growth                                STI International Equity
           VIT CORE Small Cap Equity                                STI Investment Grade Bond
           VIT Capital Growth                                       STI Mid-Cap Equity
           VIT Mid Cap Value                                        STI Quality Growth Stock
           VIT International Equity                                 STI Small Cap Equity
           VIT Global Income                                        STI Value Income Stock
      THE UNIVERSAL INSTITUTIONAL FUND, INC.                  FEDERATED INSURANCE SERIES
           (PREVIOUSLY KNOWN AS MORGAN STANLEY                      Federated Prime Money Fund II
           DEAN WITTER UNIVERSAL FUNDS, INC.)                 OPPENHEIMER VARIABLE ACCOUNT FUNDS
           Fixed Income                                             Oppenheimer Aggressive Growth
           Equity Growth                                            Oppenheimer Capital Appreciation
           Value                                                    Oppenheimer Global Securities
           Mid Cap Value                                            Oppenheimer Main Street Growth & Income
           U.S. Real Estate                                         Oppenheimer Multiple Strategies
           Global Equity                                            Oppenheimer Strategic Bond
           International Magnum                               FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
      NEUBERGER & BERMAN ADVISERS MANAGEMENT                        Franklin Small Cap
           TRUST                                                    Templeton Developing Markets Securities
           AMT Guardian                                             Templeton Global Income Securities
           AMT Partners                                             Templeton Growth Securities
           AMT Mid-Cap Growth                                       Templeton International Securities
                                                                    Templeton Mutual Shares Securities


     Glenbrook Life provides insurance and administrative services to the contractholders for a fee. Glenbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Glenbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices at September 31, 2000.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses represent the difference between the proceeds from sales of shares by the Account and the cost of such shares, which is determined on a weighted average basis.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Glenbrook Life. Glenbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Glenbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. Glenbrook Life guarantees that the amount of this charge will not increase over the life of the contract. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge. Glenbrook Life guarantees that the amount of this charge will not increase over the lives of the contracts.

     ADMINISTRATIVE EXPENSE CHARGE - Glenbrook Life deducts administrative expense charges daily at a rate equal to .10% per annum of the average daily net assets of the Account. Glenbrook Life guarantees that the amount of this charge will not increase over the lives of the Contracts.

     CONTRACT MAINTENANCE CHARGE - Glenbrook Life deducts an annual maintenance charge of $35 on each contract anniversary and guarantees that this charge will not increase over the lives of the Contracts. This charge will be waived if certain conditions are met.

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                            GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT RIDER
                                                     ---------------------------------------------------------
                                                                          Unit activity during 2000:
                                                                        ----------------------------
                                                               Units Outstanding     Units        Units
                                                               December 31, 1999    Issued       Redeemed
                                                               -----------------  ----------   ------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                13,896         500          (243)
          AIM V.I. Diversified Income                                   7,601       3,891        (3,407)
          AIM V.I. Government Securities                               39,816         345          (442)
          AIM V.I. Growth                                              14,638       4,333        (3,706)
          AIM V.I. Growth and Income                                   48,463       9,857        (9,283)
          AIM V.I. International Equity                                 4,967          59        (3,698)
          AIM V.I. Global Utilities                                     1,584           -             -
          AIM V.I. Value                                               64,070      10,928        (7,354)

Investments in the American Century Variable Portfolios, Inc.
     Sub-Accounts:
          American Century VP Balanced                                 10,484       2,287        (1,961)
          American Century VP International                             5,546       9,516        (3,514)

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Growth and Income                                        18,597         270          (160)
          VIF Money Market                                             40,342      35,934       (71,441)
          VIF Small Company Stock                                       5,754           -        (3,277)

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                            3,528       5,473        (2,402)

Investments in the Dreyfus Stock Index Fund Sub-Account:               80,779       5,072        (2,575)

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                   11,241       5,919        (2,171)
          VIP High Income                                              27,471         173        (4,187)
          VIP Equity-Income                                            70,192       9,045       (10,018)

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                            14,873       4,187        (1,883)

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                          10,929       5,165        (1,998)
          MFS Limited Maturity                                          5,857           -          (919)

                                                                                                Accumulated
                                                                 Units Outstanding              Unit Value
                                                                 September 30, 2000         September 30, 2000
                                                              -----------------------     ---------------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                     14,153                    $ 19.92
          AIM V.I. Diversified Income                                        8,085                       9.74
          AIM V.I. Government Securities                                    39,719                      10.78
          AIM V.I. Growth                                                   15,265                      18.17
          AIM V.I. Growth and Income                                        49,037                      17.22
          AIM V.I. International Equity                                      1,328                      14.34
          AIM V.I. Global Utilities                                          1,584                      15.89
          AIM V.I. Value                                                    67,644                      15.73

Investments in the American Century Variable Portfolios, Inc.
     Sub-Accounts:
          American Century VP Balanced                                      10,810                      13.25
          American Century VP International                                 11,548                      16.48

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Growth and Income                                             18,707                      13.27
          VIF Money Market                                                   4,835                      11.27
          VIF Small Company Stock                                            2,477                      12.81

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                                 6,599                      17.78

Investments in the Dreyfus Stock Index Fund Sub-Account:                    83,276                      14.81

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                        14,989                      19.99
          VIP High Income                                                   23,457                       9.68
          VIP Equity-Income                                                 69,219                      12.17

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                 17,177                      17.17

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                               14,096                      24.90
          MFS Limited Maturity                                               4,938                      11.11


4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                                                     GLENBROOK PROVIDER
                                                                --------------------------------------------------------
                                                                                 Unit activity during 2000:
                                                                          ----------------------------------
                                                                     Units Outstanding           Units             Units
                                                                     December 31, 1999          Issued          Redeemed
                                                                ----------------------  --------------  ----------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                         7,877           2,715           (2,060)
          AIM V.I. Diversified Income                                          13,500             625           (1,544)
          AIM V.I. Government Securities                                          719          14,633               (8)
          AIM V.I. Growth                                                      14,265           2,101           (2,934)
          AIM V.I. Growth and Income                                           21,097           6,955           (4,001)
          AIM V.I. International Equity                                         1,207               -               (1)
          AIM V.I. Global Utilities                                                 -           1,657               (1)
          AIM V.I. Value                                                       34,854           8,188           (4,894)

Investments in the American Century Variable Portfolios, Inc.
     Sub-Accounts:
          American Century VP Balanced                                          9,793           6,629           (3,260)
          American Century VP International                                       371               -               (1)

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Growth and Income                                                13,729               -           (2,328)
          VIF Money Market                                                      6,351          23,988          (29,560)
          VIF Small Company Stock                                                 708               -                -

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                                    6,933           1,916           (1,918)

Investments in the Dreyfus Stock Index Fund Sub-Account:                       37,405           5,500           (7,305)

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                            7,516           1,050             (560)
          VIP High Income                                                       6,101               -           (2,710)
          VIP Equity-Income                                                    40,268           3,149          (10,066)

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                    10,442           2,138           (3,379)

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                   6,246           1,884           (1,234)
          MFS Limited Maturity                                                    995               -                -

                                                                                               Accumulated
                                                                 Units Outstanding              Unit Value
                                                                 September 30, 2000         September 30, 2000
                                                               ------------------------  -------------------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                          8,532                    $ 19.97
          AIM V.I. Diversified Income                                           12,581                       9.76
          AIM V.I. Government Securities                                        15,344                      10.81
          AIM V.I. Growth                                                       13,432                      18.22
          AIM V.I. Growth and Income                                            24,051                      17.27
          AIM V.I. International Equity                                          1,206                      14.37
          AIM V.I. Global Utilities                                              1,656                      15.94
          AIM V.I. Value                                                        38,148                      15.77

Investments in the American Century Variable Portfolios, Inc.
     Sub-Accounts:
          American Century VP Balanced                                          13,162                      13.29
          American Century VP International                                        370                      16.53

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Growth and Income                                                 11,401                      13.32
          VIF Money Market                                                         779                      11.30
          VIF Small Company Stock                                                  708                      12.85

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                                     6,931                      17.84

Investments in the Dreyfus Stock Index Fund Sub-Account:                        35,600                      14.85

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                             8,006                      20.05
          VIP High Income                                                        3,391                       9.71
          VIP Equity-Income                                                     33,351                      12.20

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                      9,201                      17.23

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                    6,896                      24.99
          MFS Limited Maturity                                                     995                      11.15

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                                                   ENHANCED GLENBROOK PROVIDER
                                                                     -------------------------------------------------------------
                                                                                 Unit activity during 2000:
                                                                   ----------------------------------------------------------
                                                                   Units Outstanding          Units                 Units
                                                                   December 31, 1999          Issued               Redeemed
                                                                 ----------------------  ------------------   ------------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                          8,743              54,937               (2,058)
          AIM V.I. Diversified Income                                              721                   -                     -
          AIM V.I. Growth                                                       13,275              36,193               (2,290)
          AIM V.I. Growth and Income                                            12,179              39,623               (2,448)
          AIM V.I. International Equity                                              -               3,467                  (34)
          AIM V.I. Value                                                        42,074              51,763              (14,499)
          AIM V.I. Balanced                                                      7,487              24,817                 (344)
          AIM V.I. High Yield                                                    7,387               6,555               (7,459)

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Growth and Income                                                  2,680                   -                   (1)
          VIF Small Company Stock                                                  236                 193                     -

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                                     3,131               2,982                 (654)

Investments in the Dreyfus Stock Index Fund Sub-Account:                         9,930               9,610                  (60)

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                            25,821             106,932               (5,408)
          VIP High Income                                                        3,837              31,796                 (415)
          VIP Equity-Income                                                     30,264              56,081               (1,452)
          VIP Overseas                                                               -              24,251               (1,675)

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                     18,963              66,739               (1,264)
          VIP II Index 500                                                           -              66,018               (1,518)

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                    1,059              36,245               (2,212)
          MFS Growth With Income                                                 6,295               1,289                6,993
          MFS New Discovery                                                        183               7,687               (6,422)
          MFS Research                                                               -                   -                6,310

Investments in the Goldman Sachs Variable Insurance Trust
     Sub-Accounts:
          VIT Growth and Income                                                    637                   -                   (1)
          VIT CORE U.S. Equity                                                     317                 317                 (634)
          VIT CORE Small Cap Equity                                                 86                   -                     -
          VIT International Equity                                                   -                 168                     -

                                                                                              Accumulated
                                                                Units Outstanding              Unit Value
                                                                September 30, 2000         September 30, 2000
                                                             -------------------------  -------------------------
Investments in the AIM Variable Insurance Funds, Inc.
    Sub-Accounts:
         AIM V.I. Capital Appreciation                                         61,622      $          18.49
         AIM V.I. Diversified Income                                              721                  9.89
         AIM V.I. Growth                                                       47,178                 16.04
         AIM V.I. Growth and Income                                            49,354                 15.28
         AIM V.I. International Equity                                          3,433                 13.47
         AIM V.I. Value                                                        79,338                 13.71
         AIM V.I. Balanced                                                     31,960                 12.99
         AIM V.I. High Yield                                                    6,483                 10.53

Investments in the Dreyfus Variable Investment Fund
    Sub-Accounts:
         VIF Growth and Income                                                  2,679                 12.19
         VIF Small Company Stock                                                  429                 13.28

Investments in the Dreyfus Socially Responsible Growth
    Fund, Inc. Sub-Account:                                                     5,459                 14.54

Investments in the Dreyfus Stock Index Fund Sub-Account:                       19,480                 12.63

Investments in the Fidelity Variable Insurance Products
    Fund Sub-Accounts:
         VIP Growth                                                           127,345                 15.32
         VIP High Income                                                       35,218                  9.99
         VIP Equity-Income                                                     84,893                 11.39
         VIP Overseas                                                          22,576                  9.15

Investments in the Fidelity Variable Insurance Products
    Fund II Sub-Accounts:
         VIP II Contrafund                                                     84,438                 14.20
         VIP II Index 500                                                      64,500                  9.95

Investments in the MFS Variable Insurance Trust Sub-Accounts:
         MFS Emerging Growth                                                   35,092                 20.58
         MFS Growth With Income                                                14,577                 11.60
         MFS New Discovery                                                      1,448                 21.02
         MFS Research                                                           6,310                 12.45

Investments in the Goldman Sachs Variable Insurance Trust
    Sub-Accounts:
         VIT Growth and Income                                                    636                 10.40
         VIT CORE U.S. Equity                                                       -                 12.94
         VIT CORE Small Cap Equity                                                 86                 12.94
         VIT International Equity                                                 168                 12.74

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

(Units in whole amounts)                                                     ENHANCED GLENBROOK PROVIDER (CONTINUED)
                                                               ---------------------------------------------------------------------
                                                                                     Unit activity during 2000:
                                                                       --------------------------------------------------------
                                                                Units Outstanding             Units                Units
                                                                December 31, 1999            Issued              Redeemed
                                                               -----------------------  ------------------   ------------------
Investments in The Universal Institutional Fund, Inc. (a)
     Sub-Accounts:
          Equity Growth                                                          -                 162                    -
          Value                                                                  -                 233                    -
          Mid Cap Value                                                          -               4,291                   (1)
          Global Equity                                                          -                 961                    -

Investments in the Neuberger & Berman Advisers
     Management Trust Sub-Accounts:
          AMT Mid-Cap Growth                                                   296                 401                   (1)

Investments in the STI Classic Variable Trust Sub-Accounts:
          STI Capital Appreciation Fund                                     10,425              12,997               (8,645)
          STI Growth &  Income                                                   -              14,638                 (418)
          STI International Equity                                               -               2,453                  (14)
          STI Investment Grade Bond                                              -              10,122                 (142)
          STI Mid-Cap Equity                                                     -               1,505                    -
          STI Quality Growth Stock                                               -               2,144                    -
          STI Small CAP Equity                                                   -               1,195                 (212)
          STI Value Income Stock                                             5,699               6,535                  (97)
                                                                                 -                   -
Investments in the Federated Insurance Series Sub-Account:
          Federated Prime Money Fund II                                      7,985              43,748              (34,258)

Investments in the Oppenheimer Variable Account Funds
     Sub-Accounts:
          Oppenheimer Aggressive Growth                                          -              16,522                 (989)
          Oppenheimer Capital Appreciation                                       -              29,522               (2,215)
          Oppenheimer Global Securities                                          -              29,726                 (217)
          Oppenheimer Main Street Growth & Income                                -              84,323               (4,892)
          Oppenheimer Multiple Strategies                                        -               8,326                 (213)
          Oppenheimer Strategic Bond                                             -              22,588                 (278)

Investments in the Franklin Templeton variable Insurance
     Funds Sub-Accounts:
          Franklin Small Cap                                                     -                 528                  (19)
          Templeton Global Income Securities                                     -                 236                    -
          Templeton Growth Securities                                            -               8,727                 (173)
          Templeton International Securities                                     -               1,741                   (1)

                                                                                                  Accumulated
                                                                    Units Outstanding              Unit Value
                                                                    September 30, 2000         September 30, 2000
                                                                 -------------------------  -------------------------
Investments in The Universal Institutional Fund, Inc. (a)
     Sub-Accounts:
          Equity Growth                                                            162                    $ 15.59
          Value                                                                    233                      10.28
          Mid Cap Value                                                          4,290                      14.72
          Global Equity                                                            961                      10.80

Investments in the Neuberger & Berman Advisers
     Management Trust Sub-Accounts:
          AMT Mid-Cap Growth                                                       696                      22.32

Investments in the STI Classic Variable Trust Sub-Accounts:
          STI Capital Appreciation Fund                                         14,777                      11.22
          STI Growth &  Income                                                  14,220                      11.04
          STI International Equity                                               2,439                       9.63
          STI Investment Grade Bond                                              9,980                      10.30
          STI Mid-Cap Equity                                                     1,505                      10.64
          STI Quality Growth Stock                                               2,144                      10.43
          STI Small CAP Equity                                                     983                      10.92
          STI Value Income Stock                                                12,137                       9.35
                                                                                     -                          -
Investments in the Federated Insurance Series Sub-Account:                                                      -
          Federated Prime Money Fund II                                         17,475                      10.42

Investments in the Oppenheimer Variable Account Funds
     Sub-Accounts:
          Oppenheimer Aggressive Growth                                         15,533                      17.52
          Oppenheimer Capital Appreciation                                      27,307                      13.08
          Oppenheimer Global Securities                                         29,509                      14.16
          Oppenheimer Main Street Growth & Income                               79,431                      10.82
          Oppenheimer Multiple Strategies                                        8,113                      10.58
          Oppenheimer Strategic Bond                                            22,310                      10.37

Investments in the Franklin Templeton variable Insurance
     Funds Sub-Accounts:
          Franklin Small Cap                                                       509                      26.43
          Templeton Global Income Securities                                       236                      10.69
          Templeton Growth Securities                                            8,554                      12.90
          Templeton International Securities                                     1,740                      10.73


     (a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                                     ENHANCED GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT RIDER
                                                               -------------------------------------------------------------------
                                                                                     Unit activity during 2000:
                                                                     --------------------------------------------------
                                                                 Units Outstanding            Units              Units
                                                                 December 31, 1999            Issued           Redeemed
                                                               ------------------------ ------------------- ----------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                         17,447             109,982           (6,599)
          AIM V.I. Growth                                                       14,400              84,364           (7,390)
          AIM V.I. Growth and Income                                            16,350              74,026           (9,715)
          AIM V.I. International Equity                                            606               2,706             (218)
          AIM V.I. Global Utilities                                                154                 174               (1)
          AIM V.I. Value                                                        35,445             170,686          (17,879)
          AIM V.I. Balanced                                                     16,024              63,367           (6,613)
          AIM V.I. High Yield                                                    3,356              16,642           (6,962)

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Money Market                                                           -               4,661               (1)
          VIF Small Company Stock                                                    -                 468                 -

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                                     1,093                 176              (10)

Investments in the Dreyfus Stock Index Fund Sub-Account:                         5,556               9,054             (930)

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                            45,514             151,718           (8,373)
          VIP High Income                                                        3,914              49,113           (6,531)
          VIP Equity-Income                                                     17,530              66,183          (10,700)
          VIP Overseas                                                               -              20,398             (987)

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                     30,661             116,174          (14,061)
          VIP II Index 500                                                           -              87,005           (2,274)

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                    3,068              53,071           (1,765)
          MFS Growth With Income                                                 3,323                 436           14,776
          MFS New Discovery                                                      1,669              15,397          (15,179)
          MFS Research                                                               -                   -           15,192

Investments in the Goldman Sachs Variable Insurance Trust
     Sub-Accounts:
          VIT Capital Growth                                                         -                 343             (343)
          VIT International Equity                                                   -                  68                -

                                                                                                Accumulated
                                                                  Units Outstanding              Unit Value
                                                                  September 30, 2000         September 30, 2000
                                                               -------------------------  -------------------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                         120,830      $               18.41
          AIM V.I. Growth                                                        91,374                      15.97
          AIM V.I. Growth and Income                                             80,661                      15.21
          AIM V.I. International Equity                                           3,094                      13.41
          AIM V.I. Global Utilities                                                 327                      14.93
          AIM V.I. Value                                                        188,252                      13.66
          AIM V.I. Balanced                                                      72,778                      12.93
          AIM V.I. High Yield                                                    13,036                      10.49

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Money Market                                                        4,660                      10.73
          VIF Small Company Stock                                                   468                      13.22

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                                      1,259                      14.48

Investments in the Dreyfus Stock Index Fund Sub-Account:                         13,680                      12.58

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                            188,859                      15.26
          VIP High Income                                                        46,496                       9.95
          VIP Equity-Income                                                      73,013                      11.34
          VIP Overseas                                                           19,411                       9.13

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                     132,774                      14.14
          VIP II Index 500                                                       84,731                       9.93

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                    54,374                      20.49
          MFS Growth With Income                                                 18,535                      11.55
          MFS New Discovery                                                       1,887                      20.93
          MFS Research                                                           15,192                      12.42

Investments in the Goldman Sachs Variable Insurance Trust
     Sub-Accounts:
          VIT Capital Growth                                                         -
          VIT International Equity                                                   68                      12.68

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                           ENHANCED GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT RIDER (CONTINUED)
                                                    -------------------------------------------------------------------------------
                                                                               Unit activity during 2000:
                                                                     ------------------------------------------------------
                                                                 Units Outstanding            Units              Units
                                                                 December 31, 1999            Issued           Redeemed
                                                               ------------------------ ------------------- ----------------
Investments in The Universal Institutional Fund, Inc. (a)
     Sub-Accounts:
          Fixed Income                                                           1,566               2,616               (1)
          Equity Growth                                                          1,953                   -                 -
          Value                                                                    903                   -                 -
          Mid Cap Value                                                              -                 171             (171)
          International Magnum                                                     624                 408             (408)

Investments in the Neuberger & Berman Advisers
     Management Trust Sub-Accounts:
          AMT Guardian                                                           1,333                   -           (1,333)
          AMT Mid-Cap Growth                                                         -                 929                 -

Investments in the STI Classic Variable Trust Sub-Accounts:
          STI Capital Appreciation Fund                                         12,985              30,139           (7,194)
          STI Growth &  Income                                                       -              19,959           (1,115)
          STI International Equity                                                   -               2,965               (1)
          STI Investment Grade Bond                                                  -               4,342               (1)
          STI Mid-Cap Equity                                                         -               5,147              (46)
          STI Quality Growth Stock                                                   -              33,291           (2,731)
          STI Small CAP Equity                                                       -               5,939              (17)
          STI Value Income Stock                                                 4,408              42,929           (8,574)

Investments in the Federated Insurance Series Sub-Account:
          Federated Prime Money Fund II                                          2,093              22,651          (12,910)

Investments in the Oppenheimer Variable Account Funds
     Sub-Accounts:
          Oppenheimer Aggressive Growth                                              -              27,087           (1,158)
          Oppenheimer Capital Appreciation                                           -              23,783             (942)
          Oppenheimer Global Securities                                              -              28,162           (1,700)
          Oppenheimer Main Street Growth & Income                                    -              88,886           (2,798)
          Oppenheimer Multiple Strategies                                            -               7,440             (213)
          Oppenheimer Strategic Bond                                                 -              11,123           (1,026)

Investments in the Franklin Templeton variable Insurance
     Funds Sub-Accounts:
          Franklin Small Cap                                                         -                  24                -
          Templeton Global Income Securities                                         -                 685              (35)
          Templeton Growth Securities                                                -               4,827              (65)
          Templeton International Securities                                         -               1,884              (77)

                                                                                             Accumulated
                                                               Units Outstanding              Unit Value
                                                               September 30, 2000         September 30, 2000
                                                            -------------------------  -------------------------
Investments in The Universal Institutional Fund, Inc. (a)
     Sub-Accounts:
          Fixed Income                                                     4,181         $            10.41
          Equity Growth                                                    1,953                      15.52
          Value                                                              903                      10.23
          Mid Cap Value                                                       -
          International Magnum                                               624                      11.35

Investments in the Neuberger & Berman Advisers
     Management Trust Sub-Accounts:
          AMT Guardian                                                        -
          AMT Mid-Cap Growth                                                 929                      22.23

Investments in the STI Classic Variable Trust Sub-Accounts:
          STI Capital Appreciation Fund                                   35,930                      11.20
          STI Growth &  Income                                            18,844                      11.03
          STI International Equity                                         2,964                       9.61
          STI Investment Grade Bond                                        4,341                      10.29
          STI Mid-Cap Equity                                               5,101                      10.63
          STI Quality Growth Stock                                        30,560                      10.42
          STI Small CAP Equity                                             5,922                      10.91
          STI Value Income Stock                                          38,763                       9.33

Investments in the Federated Insurance Series Sub-Account:
          Federated Prime Money Fund II                                   11,834                      10.40

Investments in the Oppenheimer Variable Account Funds
     Sub-Accounts:
          Oppenheimer Aggressive Growth                                   25,929                      17.48
          Oppenheimer Capital Appreciation                                22,841                      13.05
          Oppenheimer Global Securities                                   26,462                      14.13
          Oppenheimer Main Street Growth & Income                         86,088                      10.80
          Oppenheimer Multiple Strategies                                  7,227                      10.56
          Oppenheimer Strategic Bond                                      10,097                      10.35

Investments in the Franklin Templeton variable Insurance
     Funds Sub-Accounts:
          Franklin Small Cap                                                  24                      26.41
          Templeton Global Income Securities                                 650                      10.68
          Templeton Growth Securities                                      4,762                      12.89
          Templeton International Securities                               1,807                      10.71


     (a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                                      ENHANCED GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT RIDER
                                                                          Income Benefit Combination Rider
                                                               --------------------------------------------------------------------
                                                                                      Unit activity during 2000:
                                                               -------------------------------------------------------------
                                                                 Units Outstanding             Units            Units
                                                                 December 31, 1999            Issued           Redeemed
                                                               ------------------------  ------------------ ---------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Capital Appreciation                                         16,046              93,480          (7,155)
          AIM V.I. Diversified Income                                            1,484                   -               -
          AIM V.I. Growth                                                       21,245              70,191          (2,598)
          AIM V.I. Growth and Income                                            11,459              51,410          (5,833)
          AIM V.I. International Equity                                          2,943                 540               -
          AIM V.I. Value                                                        34,288             116,278          (8,934)
          AIM V.I. Balanced                                                     43,120              60,728          (7,058)
          AIM V.I. High Yield                                                      185               8,709            (144)

Investments in the Dreyfus Variable Investment Fund
     Sub-Accounts:
          VIF Growth and Income                                                  3,982                   -            (100)
          VIF Money Market                                                         577                   -             (88)
          VIF Small Company Stock                                                2,542                   -              (2)

Investments in the Dreyfus Socially Responsible Growth
     Fund, Inc. Sub-Account:                                                     5,493               1,834              (3)

Investments in the Dreyfus Stock Index Fund Sub-Account:                        19,955               2,751            (932)

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                            22,088             119,422         (11,032)
          VIP High Income                                                        3,667              26,881          (3,828)
          VIP Equity-Income                                                     11,621              37,692          (5,080)
          VIP Overseas                                                               -              26,503          (1,313)

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                     32,161              88,647         (12,678)
          VIP II Index 500                                                           -              74,651          (5,570)

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                   19,189              36,536          (1,854)
          MFS Growth With Income                                                 4,808               7,199          (1,284)
          MFS New Discovery                                                        707                 368               -
          MFS Research                                                               -              35,250          (1,004)

Investments in the Goldman Sachs Variable Insurance Trust
     Sub-Accounts:
          VIT Growth and Income                                                  2,081                   -             (34)
          VIT CORE U.S. Equity                                                  20,515               4,618            (826)
          VIT CORE Large Cap Growth                                                  -               1,071               -
          VIT CORE Small Cap Equity                                             17,918               1,183            (789)
          VIT Capital Growth                                                     2,450                 976              (1)
          VIT International Equity                                                   -               1,812               -

                                                                                               Accumulated
                                                                 Units Outstanding              Unit Value
                                                                September 30, 2000          September 30, 2000
                                                             --------------------------  -------------------------
nvestments in the AIM Variable Insurance Funds, Inc.
    Sub-Accounts:
         AIM V.I. Capital Appreciation                                         102,371     $                18.34
         AIM V.I. Diversified Income                                             1,484                       9.81
         AIM V.I. Growth                                                        88,838                      15.91
         AIM V.I. Growth and Income                                             57,036                      15.15
         AIM V.I. International Equity                                           3,483                      13.36
         AIM V.I. Value                                                        141,632                      13.60
         AIM V.I. Balanced                                                      96,790                      12.88
         AIM V.I. High Yield                                                     8,750                      10.45

Investments in the Dreyfus Variable Investment Fund
    Sub-Accounts:
         VIF Growth and Income                                                   3,882                      12.09
         VIF Money Market                                                          489                      10.68
         VIF Small Company Stock                                                 2,540                      13.17

Investments in the Dreyfus Socially Responsible Growth
    Fund, Inc. Sub-Account:                                                      7,324                      14.42

Investments in the Dreyfus Stock Index Fund Sub-Account:                        21,774                      12.53

Investments in the Fidelity Variable Insurance Products
    Fund Sub-Accounts:
         VIP Growth                                                            130,478                      15.20
         VIP High Income                                                        26,720                       9.91
         VIP Equity-Income                                                      44,233                      11.30
         VIP Overseas                                                           25,190                       9.12

Investments in the Fidelity Variable Insurance Products
    Fund II Sub-Accounts:
         VIP II Contrafund                                                     108,130                      14.08
         VIP II Index 500                                                       69,081                       9.92

Investments in the MFS Variable Insurance Trust Sub-Accounts:
         MFS Emerging Growth                                                    53,871                      20.41
         MFS Growth With Income                                                 10,723                      11.51
         MFS New Discovery                                                       1,075                      20.84
         MFS Research                                                           34,246                      12.40

Investments in the Goldman Sachs Variable Insurance Trust
    Sub-Accounts:
         VIT Growth and Income                                                   2,047                      10.31
         VIT CORE U.S. Equity                                                   24,307                      13.14
         VIT CORE Large Cap Growth                                               1,071                      14.79
         VIT CORE Small Cap Equity                                              18,312                      12.83
         VIT Capital Growth                                                      3,425                      13.83
         VIT International Equity                                                1,812                      12.63

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                                      ENHANCED GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT RIDER
                                                                         Income Benefit Combination Rider (continued)
                                                               --------------------------------------------------------------------
                                                                                Unit activity during 2000:
                                                               --------------------------------------------------------------
                                                                 Units Outstanding             Units            Units
                                                                 December 31, 1999            Issued           Redeemed
                                                               ------------------------  ------------------ ---------------
Investments in The Universal Institutional Fund, Inc. (a)
     Sub-Accounts:
          Equity Growth                                                       7,464               2,964              (4)
          Value                                                              17,465               1,711          (1,210)
          Mid Cap Value                                                       1,788               1,622              (1)
          Global Equity                                                         245                   -                -

Investments in the Neuberger & Berman Advisers
     Management Trust Sub-Accounts:
          AMT Guardian                                                        1,924                   -            (484)
          AMT Partners                                                       17,998               1,309          (1,018)
          AMT Mid-Cap Growth                                                     64               1,790              (1)

Investments in the STI Classic Variable Trust Sub-Accounts:
          STI Capital Appreciation Fund                                      21,741              29,603          (9,975)
          STI Growth &  Income                                                    -              37,169          (1,732)
          STI International Equity                                                -               6,791          (1,332)
          STI Investment Grade Bond                                               -               9,557            (128)
          STI Mid-Cap Equity                                                      -              13,153             (52)
          STI Quality Growth Stock                                                -              42,211          (2,181)
          STI Small CAP Equity                                                    -               3,746            (746)
          STI Value Income Stock                                             11,847               7,701          (7,998)

Investments in the Federated Insurance Series Sub-Account:
          Federated Prime Money Fund II                                       5,291              34,282          (9,993)

Investments in the Oppenheimer Variable Account Funds
     Sub-Accounts:
          Oppenheimer Aggressive Growth                                           -              32,535          (2,545)
          Oppenheimer Capital Appreciation                                        -              24,968          (3,039)
          Oppenheimer Global Securities                                           -              28,508          (2,924)
          Oppenheimer Main Street Growth & Income                                 -             110,384          (6,742)
          Oppenheimer Multiple Strategies                                         -              16,382            (627)
          Oppenheimer Strategic Bond                                              -              12,551            (616)

Investments in the Franklin Templeton variable Insurance
     Funds Sub-Accounts:
          Templeton Global Income Securities                                      -               8,250            (651)
          Templeton Growth Securities                                             -               6,612             (75)

                                                                                             Accumulated
                                                               Units Outstanding              Unit Value
                                                              September 30, 2000          September 30, 2000
                                                           --------------------------  -------------------------
Investments in The Universal Institutional Fund, Inc. (a)
    Sub-Accounts:
         Equity Growth                                                    10,424         $            15.46
         Value                                                            17,966                      10.19
         Mid Cap Value                                                     3,409                      14.60
         Global Equity                                                       245                      10.71

Investments in the Neuberger & Berman Advisers
    Management Trust Sub-Accounts:
         AMT Guardian                                                      1,440                      12.79
         AMT Partners                                                     18,289                      10.78
         AMT Mid-Cap Growth                                                1,853                      22.14

Investments in the STI Classic Variable Trust Sub-Accounts:
         STI Capital Appreciation Fund                                    41,369                      11.17
         STI Growth &  Income                                             35,437                      11.01
         STI International Equity                                          5,459                       9.60
         STI Investment Grade Bond                                         9,429                      10.27
         STI Mid-Cap Equity                                               13,101                      10.61
         STI Quality Growth Stock                                         40,030                      10.40
         STI Small CAP Equity                                              3,000                      10.89
         STI Value Income Stock                                           11,550                       9.31

Investments in the Federated Insurance Series Sub-Account:
         Federated Prime Money Fund II                                    29,580                      10.38

Investments in the Oppenheimer Variable Account Funds
    Sub-Accounts:
         Oppenheimer Aggressive Growth                                    29,990                      17.45
         Oppenheimer Capital Appreciation                                 21,929                      13.02
         Oppenheimer Global Securities                                    25,584                      14.10
         Oppenheimer Main Street Growth & Income                         103,642                      10.78
         Oppenheimer Multiple Strategies                                  15,755                      10.55
         Oppenheimer Strategic Bond                                       11,935                      10.32

Investments in the Franklin Templeton variable Insurance
    Funds Sub-Accounts:
         Templeton Global Income Securities                                7,599                      10.67
         Templeton Growth Securities                                       6,537                      12.87


(a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.

4.  UNITS ISSUED AND REDEEMED
     (unaudited)

     (Units in whole amounts)                                          ENHANCED GLENBROOK PROVIDER WITH ENHANCED DEATH BENEFIT
                                                                                     INCOME COMBINATION RIDER
                                                               -------------------------------------------------------------------
                                                                                      Unit activity during 2000:
                                                                  --------------------------------------------------------------
                                                                 Units Outstanding             Units            Units
                                                                 December 31, 1999            Issued           Redeemed
                                                               ------------------------  ------------------ ---------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Growth                                                        -                 346               -
          AIM V.I. Growth and Income                                             -                 347               -
          AIM V.I. Value                                                         -                 354               -
          AIM V.I. Balanced                                                      -               1,404               -

Investments in the Dreyfus Stock Index Fund Sub-Account:                         -                 350               -

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                             -                 349              (1)

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
      VIP II Contrafund                                                          -                 102               -

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                    -                 334               -

Investments in the Goldman Sachs Variable Insurance Trust
     Sub-Accounts:
          VIT CORE U.S. Equity                                                   -                 345               -

Investments in The Universal Institutional Fund, Inc. (a)
     Sub-Accounts:
          Equity Growth                                                          -                 350               -
          Mid Cap Value                                                          -                 332               -

Investments in the STI Classic Variable Trust Sub-Accounts:
          STI Quality Growth Stock                                               -                 103               -

Investments in the Oppenheimer Variable Account Funds
     Sub-Accounts:
          Oppenheimer Aggressive Growth                                          -                  96               -
          Oppenheimer Multiple Strategies                                        -               2,748               -

                                                                                                Accumulated
                                                                  Units Outstanding              Unit Value
                                                                 September 30, 2000          September 30, 2000
                                                              --------------------------  -------------------------
Investments in the AIM Variable Insurance Funds, Inc.
     Sub-Accounts:
          AIM V.I. Growth                                                       346    $                9.71
          AIM V.I. Growth and Income                                            347                     9.67
          AIM V.I. Value                                                        354                     9.39
          AIM V.I. Balanced                                                   1,404                     9.99

Investments in the Dreyfus Stock Index Fund Sub-Account:                        350                     9.60

Investments in the Fidelity Variable Insurance Products
     Fund Sub-Accounts:
          VIP Growth                                                            348                     9.59

Investments in the Fidelity Variable Insurance Products
     Fund II Sub-Accounts:
          VIP II Contrafund                                                     102                     9.92

Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Emerging Growth                                                   334                    10.03

Investments in the Goldman Sachs Variable Insurance Trust
     Sub-Accounts:
          VIT CORE U.S. Equity                                                  345                     9.71

Investments in The Universal Institutional Fund, Inc. (a)
     Sub-Accounts:
          Equity Growth                                                         350                     9.55
          Mid Cap Value                                                         332                    10.22

Investments in the STI Classic Variable Trust Sub-Accounts:
          STI Quality Growth Stock                                              103                     9.55

Investments in the Oppenheimer Variable Account Funds
     Sub-Accounts:
          Oppenheimer Aggressive Growth                                          96                    10.11
          Oppenheimer Multiple Strategies                                     2,748                     9.77


     (a) Previously known as Morgan Stanley Dean Witter Universal Funds, Inc.

                                      PART C
                                OTHER INFORMATION

Item 24(a).    FINANCIAL STATEMENTS

The financial statements of Glenbrook Life and Annuity Company and the Financial Statements of Glenbrook Life Multi-Manager Variable Account are contained in Part B of this Registration Statement.

Item 24(b).    EXHIBITS

(1) Resolution of the Board of Directors of Glenbrook Life and Annuity Company authorizing establishment of the Glenbrook Life Multi-Manager Variable Account.*

(2)    Not Applicable

(3)    Form of Underwriting Agreement.**

(4)(a) Form of Contract for the Glenbrook Provider Ultra Contract

(4)(b) Form of Enhanced Death Benefit Rider

(4)(c) Form of Income Benefit Rider

(4)(d) Form of Enhanced Earnings Death Benefit Rider

(5)(a) Application for the Glenbrook Provider Ultra Contract

(6)(b) Amended and Restated By-laws of Glenbrook Life and Annuity Company (incorporated herein by reference to Depositor's Form 10-K dated March 26, 1999)

(7) Reinsurance Agreement (incorporated herein by reference to Depositor's S-1 Registration Statement (File No. 333-07275) dated June 28, 1996)

(8)    Form of Participation Agreements.***

(9)(a) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Glenbrook Life and Annuity Company

(10)(a) Independent Auditors' Consent

(10)(b) Consent of Foley & Lardner

(11)   Not applicable

(12)   Not applicable

(13)(a) Performance Data Calculations

(14)   Not applicable.

(99)(a) Powers of Attorney for Thomas J. Wilson, II, Michael J. Velotta, Kevin R. Slawin, Margaret G. Dyer, Marla G. Friedman, John C. Lounds,
J. Kevin McCarthy, Casey J. Sylla, Samuel H. Pilch and Steven C. Verney.****

* Incorporated herein by reference to Registrant's initial registration statement (File No. 333-00999) dated February 16, 1996.

** Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant's registration statement (File No. 333-00999) dated August 23, 1996).

*** Incorporated by reference herein to Pre-Effective Amendment No. 2 and Post-Effective Amendment Nos. 4 and 7 to Registrant's registration statement (File No. 333-00999) dated August 23, 1996, September 30, 1998 and
January 24, 2000, respectively.

**** Incorporated herein by reference to Post-Effective Amendment No. 11 to Registrant's registration statement (File No.
333-00999) dated July 5, 2000.

25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS                    DEPOSITOR OF THE ACCOUNT

Thomas J. Wilson, II                President and Chief Executive Officer and
                                    Director
Michael J. Velotta                  Vice President, Secretary and General
                                    Counsel
Margaret G. Dyer                    Director
Marla G. Friedman                   Vice President and Director
Karen C. Gardner                    Vice President
John R. Hunter                      Vice President
John C. Lounds                      Director
J. Kevin McCarthy                   Director
Samuel H. Pilch                     Vice President and Controller
Kevin R. Slawin                     Vice President
Casey J. Sylla                      Chief Investment Officer
Steven C. Verney                    Director
James P. Zils                       Treasurer
Sarah R. Donahue                    Assistant Vice President
Barry S. Paul                       Assistant Vice President and Assistant
                                    Treasurer
Timothy N. Vander Pas               Assistant Vice President
G. Craig Whitehead                  Assistant Vice President
Joanne M. Derrig                    Assistant Secretary, Assistant General
                                    Counsel and Chief Compliance Officer
Susan L. Lees                       Assistant Secretary
Paul N. Kierig                      Assistant Secretary
Mary J. McGinn                      Assistant Secretary
Carol S. Watson                     Assistant Secretary
Patricia W. Wilson                  Assistant Treasurer
Errol Cramer                        Corporate Actuary

The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR
       REGISTRANT

Incorporated herein by reference to Form 10-K Annual Report, filed by the Allstate Corporation on March 28, 2000 (File No. 1-11840).

27.    NUMBER OF CONTRACT OWNERS

As of the date of this Registration Statement, the offering of the Glenbrook Provider Ultra Variable Annuity had not commenced.

28.    INDEMNIFICATION

The by-laws of both Glenbrook Life and Annuity Company (Depositor) and ALFS, Inc. (Distributor), provide for the indemnification of its directors, officers and controlling persons, against expenses, judgements, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29.    PRINCIPAL UNDERWRITER, ALFS, INC.

(a)Registrant's principal underwriter also acts as principal underwriter for the following investment companies:

 Allstate Financial Advisors Separate Account I, Allstate Life of New York Separate Account A, Glenbrook Life and Annuity Company Separate Account A, Glenbrook Life and Annuity Variable Account, Glenbrook Life Variable Life Separate Account A, Glenbrook Life Multi-Manager Variable Account, Glenbrook Life Scudder Variable Account A, Glenbrook Life AIM Variable Separate Account A, Lincoln Benefit Life Variable Annuity Account, Lincoln Benefit Life Variable Account, Charter National Variable Annuity Account, Charter National Variable Account, Intramerica Variable Annuity Account.

(b) DIRECTORS AND OFFICERS OF THE UNDERWRITER, ALFS, Inc.

Name and Principal Business                 Positions and Offices of Each
Address of Each Such Person                 Such Person with Underwriter

John R. Hunter                              President and Chief Executive
                                            Officer and Director
Janet M. Albers                             Vice President, Controller and
                                            Treasurer
Brent H. Hamann                             Vice President
Andrea J. Schur                             Vice President
Kevin R. Slawin                             Director
Thomas J. Wilson, II                        Director
Michael J. Velotta                          Secretary and Director
Lisa A. Burnell                             Assistant Vice President and
                                            Compliance Officer
Joanne M. Derrig                            Assistant Secretary and Assistant
                                            General Counsel
Susie L. Lees                               Assistant Secretary
Carol S. Watson                             Assistant Secretary
Barry S. Paul                               Assistant Treasurer
James P. Zils                               Assistant Treasurer

The principal address of ALFS, Inc. is 3100 Sanders Road, Northbrook, Illinois 60062.

(c) Compensation of ALFS, Inc.

None.

30.    LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Glenbrook Life and Annuity Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062. The Distributor, ALFS, Inc., is located at 3100 Sanders Road, Northbrook, Illinois 60062. Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.    MANAGEMENT SERVICES

None

32.    UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Glenbrook Life and Annuity Company represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Glenbrook Life and Annuity Company under the Contracts. Glenbrook Life and Annuity Company bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Glenbrook Life and Annuity Company to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Glenbrook Life Multi-Manager Variable Account, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized all in the Township of Northfield, State of Illinois, on the 9th day of February, 2001.

                GLENBROOK LIFE MULTI-MANAER VARIABLE ACCOUNT
                                  (REGISTRANT)

                     BY: GLENBROOK LIFE AND ANNUITY COMPANY

                                   (DEPOSITOR)

                         By:/s/MICHAEL J. VELOTTA
                         Michael J. Velotta
                         Vice President, Secretary and General Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following Directors of Glenbrook Life and Annuity Company on the 9th day of February, 2001.

*/THOMAS J. WILSON, II              President, Chief Executive Officer
-------------------                   and Director (Principal Executive Officer)
Thomas J. Wilson, II

/s/MICHAEL J. VELOTTA               Vice President, Secretary,
-------------------                   General Counsel and Director
Michael J. Velotta

*/KEVIN R. SLAWIN                    Vice President
-------------------                   (Principal Financial Officer)
Kevin R. Slawin

*/MARGARET G. DYER                   Director
--------------------
Margaret G. Dyer

*/MARLA G. FRIEDMAN                  Vice President and Director
--------------------
Marla G. Friedman

*/JOHN C. LOUNDS                     Director
-------------------
John C. Lounds

*/STEVEN C. VERNEY                   Director
--------------------
Steven C. Verney

*/J. KEVIN MCCARTHY                  Director
--------------------
J. Kevin McCarthy

*/CASEY J. SYLLA                     Chief Investment Officer
-----------------
Casey J. Sylla

*/SAMUEL H. PILCH                    Vice President and Controller
-----------------------               (Principal Accounting Officer)
Samuel H. Pilch


*/  By Michael J. Velotta, pursuant to Power of Attorney, previously filed.

                                  EXHIBIT INDEX

Exhibit                    Description

(4)(a)                     Form of Contract for the Glenbrook Provider Ultra
                           Contract

(4)(b)                     Form of Enhanced Death Benefit Rider

(4)(c)                     Form of Income Benefit Rider

(4)(d)                     Form of Enhanced Earnings Death Benefit Rider

(5)(a)                     Application for the Glenbrook Provider Ultra Contract

(9)(a)                     Opinion and Consent of General Counsel

(10)(a)                    Independent Auditors' Consent

(10)(b)                    Consent of Foley & Lardner

(13)(a)                    Performance Data Calculations